SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

DIAGEM INTERNATIONAL RESOURCE CORP.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

251911103
(CUSIP Number of Class of Securities (if applicable)

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 25, 2002
(Date Tender Offer/Rights Offering Commenced)

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

DAVID COHEN — PRESIDENT

(Name and Title)

April 25, 2002

(Date)

EMERGING AFRICA GOLD (EAG) INC.

NOTICE OF

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 24, 2002

AMALGAMATION OF

EMERGING AFRICA GOLD (EAG) INC.

AND

DIAGEM RESOURCE (QUÉBEC) INC.

A WHOLLY-OWNED SUBSIDIARY OF

DIAGEM INTERNATIONAL RESOURCE CORP.

AND ACCOMPANYING

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY FORM

TABLE OF CONTENTS

000004

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of **EMERGING AFRICA GOLD (EAG) INC.** (the "Company" or "EAG") will be held on Friday, May 24, 2002, at 10:00 a.m., at 630 West René-Lévesque Boulevard, 16th Floor, Room St. Laurent, Montreal, Québec, for the following purposes:

(a) to receive the annual report of management to the shareholders, the consolidated financial statements of the Company for the fiscal year ended December 31, 2001 and the report of the auditors thereon;

(b) to elect directors of the Company for the ensuing year;

(c) to reappoint PricewaterhouseCoopers LLP, chartered accountants, as auditors of the Company for the current year and to authorize the directors to fix their remuneration;

(d) to consider and, if deemed advisable, pass with or without variation, a resolution confirming By-Law number 2 in respect of the amalgamation of the Company and Diagem Resource (Québec) Inc., a wholly-owned subsidiary of Diagem International Resource Corp; and

(e) to transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the consolidated financial statements of the Company for the fiscal year ended December 31, 2001.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of Directors has fixed the close of business on April 15, 2002, as the record date for the determination of holders of common shares entitled to notice of the Meeting or any adjournments thereof.

The board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting (excluding Saturdays, Sundays and holidays) or any adjournments thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company or its transfer agent.

DATED at Montreal, Québec, this 19th day of April 2002.

By order of the board of Directors

(s) Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

EMERGING AFRICA GOLD (EAG) INC.

MANAGEMENT INFORMATION CIRCULAR

(all information as at April 15, 2002 unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of EMERGING AFRICA GOLD (EAG) INC. (the "Company" or "EAG") for use at the Annual and Special Meeting of Shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Management Information Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy and, in either case, by depositing the completed proxy at the registered office of the Company, at 630 René-Lévesque Boulevard West, Suite 2855, Montreal, Québec, Canada H3B 1S6, or the Company's transfer agent indicated on the enclosed envelope at any time up to and including the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

The board of Directors of the Company has fixed April 15, 2002, as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time up to and including the last business day preceding the date of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favor of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.** At the time of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 15, 2002, 55,536,811 common shares (the "Common Shares") of the Company were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Meeting. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. All holders of Common Shares of record as of the time of the Meeting are entitled either to attend and vote thereat in person the respective Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of the Company or its transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the respective Common Shares held by them. The Company has no other classes of voting securities.

To the knowledge of the directors and officers of the Company, the only persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Type of Ownership	Number of Common Shares	Percentage of Issued Common Shares
Northbrock Capital Inc.	Direct	5,692,569	10.25%
Oliver Plett	Direct and indirect through various investment clubs	6,985,146	12.58%

DIRECTORS' AND SENIOR MANAGEMENT'S LIABILITY INSURANCE

The Company does not maintain any group insurance policy covering the liability of its directors and senior management.

ELECTION OF DIRECTORS

Five (5) directors will be elected at the Meeting. The term of office of each of the following proposed nominees will expire on the date on which the proposed amalgamation becomes effective or, if the proposed amalgamation is not completed, at the next annual meeting of shareholders of the Company when a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company's by-laws.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name, Position with the Company and Municipality of Residence	Principal Occupation	Date Became a Director of the Company	Number of Common Shares Beneficially Owned or over which Control or Direction is Exercised
Mousseau Tremblay, Director, President, Chief Executive Officer and Chairman *Williamstown, Ontario*	Professional Engineer; President and Chief Executive Officer of Mousseau Tremblay Inc. since March 1992.	November 17, 2000	50,000
Maurice H. Stekel, Director *Toronto, Ontario*	President, MO-KAR Holdings Inc. (a holding company)	April 14, 1998	Nil
Norman E. Brewster, Director *Ajax, Ontario*	Geologist Consultant	June 26, 1996	Nil
Oliver Plett, Director *Rosenort, Manitoba*	Consultant	December 15, 1998	6,985,146 (1)
David Crevier, Director *Montreal, Québec*	Partner, Colby, Monet, Demers, Delage & Crevier (a law firm)	December 15, 1999	400,000

(1) Shares held through various investment clubs.

The information as to the number of shares of each nominee beneficially owns, or over which control is exercised, has been furnished by the respective nominees.

During the last five years, the principal occupation of the above-mentioned candidates was the same as described above.

Unless such authority is withheld, the persons named in the enclosed Form of Proxy intend to vote at the Meeting **FOR** the election of the above nominees as directors of the Company.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE ABOVE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

COMPENSATION TO NAMED EXECUTIVE OFFICER

The following table provides detailed information regarding compensation to the Named Executive Officer (1) of the Company for the fiscal year indicated below.

SUMMARY COMPENSATION TABLE

Name and principal position	Periods	Compensation			Long-term Compensation			Other Compen-sation ($)
					Grants		Pay-outs	
		Salary ($)	Bonus ($)	Other Remune-ration ($)	Securities under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($) (2)	
Mousseau Tremblay, President and Chief Executive Officer	Six-month ended June 2000	Nil	Nil	Nil	500,000	Nil	Nil	Nil
Mousseau Tremblay, President and Chief Executive Officer	Year ended December 2001	Nil	Nil	Nil	Nil	Nil	Nil	96,000 (3)

(1) "Named Executive Officer" means the Chief Executive Officer and the four most highly compensated Executive Officers of the Company, as determined under Form 40 of the *Securities Act Regulation (Ontario)* and equivalent Québec legislation.

(2) The Company has no long-term incentive plan (LTIP).

(3) Consulting fees.

There are no pension plan benefits in place for senior management.

LONG-TERM COMPENSATION PLAN

Option Grants in the Fiscal Year ended December 31, 2001

No options were granted in the fiscal year ended December 31, 2001

Options Exercised and Options Values

The following table provides detailed information regarding options exercised by the Named Executive Officer during the fiscal year ended December 31, 2001 and the value of options at the end of the period.

OPTIONS EXERCISED IN THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND PERIOD END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the End of Period Exercisable/Unexercisable		Value of Unexercised in the Money Options at the End of Period Exercisable/Unexercisable	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Mousseau Tremblay	Nil	N/A	333,334	166,666	Nil (1)	Nil (1)

(1) Based on the closing price of the Company's Common Shares on the Canadian Venture Exchange Inc. (CDNX) on December 31, 2001, which was $0.19.

As of December 31, 2001, the directors and officers of the Company had options to purchase a total of 2,950,000 Common Shares of the Company, at a price of $0.18 or $0.27, and expiring on September 28 or November 22, 2005.

OTHER COMPENSATION MATTERS

There were no long-term incentive awards made to the Named Executive Officer during the fiscal year ended December 31, 2001. There are no pension plan benefits in place for the Named Executive Officer and neither he nor any director of the Company is indebted to the Company.

EMPLOYMENT CONTRACTS

There are no employment contracts between the Company and the Named Executive Officer nor is there any compensatory plan or arrangement that results or will result from the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company, from a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

COMPENSATION OF DIRECTORS

None of the directors of the Company were compensated in their capacity as director by the Company during the fiscal year ended December 31, 2001 pursuant to any arrangement or in lieu of any standard arrangement.

LOAN TO DIRECTORS

No loan was made by the Company to a director, to a nominee or to a person with whom a director or nominee has a relationship during the fiscal year ended December 31, 2001.

INDEBTEDNESS OF SENIOR EXECUTIVES

No senior executive or nominee for the position of director or person associated with such senior executive or nominee is indebted to the Company.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company are made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matter in which they may have a conflict of interest.

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since January 1, 2001 or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company, except for Northbrock Capital Inc. who holds 10.25% of the issued and outstanding shares of the Company and who has entered into a lock-up agreement in respect of its shareholdings of the Company, agreeing to vote them in favor of the proposed amalgamation. See "Amalgamation - Interest of Management in the Amalgamation".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

Except as set out herein and except insofar as they may be shareholders of the Company, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

CORPORATE GOVERNANCE

The board of directors is responsible for supervising the management of the Company, including the review of the quarterly and annual financial statements.

As of April 15, 2002, the board was comprised of five directors, all of whom were external and unrelated directors, except for Mr. Mousseau Tremblay, President, Chairman and Chief Executive Officer of the Company.

The board has not constituted a formal Nominating Committee to be responsible for proposing new nominees to the board and for assessing directors on an ongoing basis. To date, nominations have been the result of recruitment efforts by the directors and have been discussed informally between them before being brought to the board as a whole. The Company does not have a formal process of orientation and education for new members of the board. The board is also responsible for the appointment of officers.

The board believes that the number of directors to be nominated at the Meeting is appropriate. The board to be nominated at the Meeting will bring together a mix of skills, background and experience appropriate to the stewardship of the Company. The board of Directors believes that the existing corporate governance structure is appropriate in the circumstances.

REAPPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the enclosed Form of Proxy intend to vote at the Meeting **FOR** the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants ("PWC"), as the auditors of the Company to hold office until the next annual meeting of shareholders and **TO** authorize the Directors to fix their remuneration. If the proposed amalgamation becomes effective, the Company will cease to exist and therefore, the appointment of PWC will automatically terminate.

SPECIAL BUSINESS

PURPOSE OF THE MEETING

The Meeting has been called in order that the shareholders of the Company can consider and, if deemed advisable, approve the proposed amalgamation (the "Amalgamation") between the Company and a wholly-owned subsidiary ("Subco") of Diagem International Resource Corp. ("Diagem") pursuant to Sections 123.115 and following of the *Companies Act* (Québec). **The full text of the resolution confirming the by-law approving the Amalgamation Agreement and the Amalgamation is attached as Schedule "A" to this Management Information Circular.**

Diagem has called a meeting of its shareholders, who will also be asked to consider and, if deemed advisable, to approve the Amalgamation.

GLOSSARY

For the purposes of this section of the Management Information Circular, unless there is something in the subject matter or context inconsistent with such meaning, the following words will have the following meanings:

Amalco means the company to be formed at the Effective Date upon the amalgamation of EAG and Subco pursuant to the Amalgamation Agreement;

Amalco Shares means the fully paid and non-assessable common shares without par value in the share capital of Amalco and "Amalco Share" means any one of them;

Amalgamating Companies means EAG and Subco together and "Amalgamating Company" means either of them;

Amalgamation means the amalgamation of EAG and Subco pursuant to the Amalgamation Agreement;

Amalgamation Agreement means the agreement concerning the Amalgamation, dated April 19, 2002, amongst EAG, Diagem, and Subco which is attached as Schedule "B" to this Management Information Circular;

CDNX means the Canadian Venture Exchange Inc.;

Circular means this Management Information Circular, and includes the schedules to this Management Information Circular;

Diagem means Diagem International Resource Corp.;

Diagem Shareholder means a holder of Diagem Shares;

Diagem Shares means the common shares of Diagem, as the same exist before the Amalgamation takes effect and "Diagem Share" means any of them;

EAG** or the **Company means Emerging Africa Gold (EAG) Inc.;

EAG Debentures means the outstanding convertible debentures issued by EAG which, as a condition precedent to the Amalgamation, are to be converted into EAG Shares prior to the Effective Date;

EAG Options means the stock options held by directors, officers, employees and consultants of EAG, granted by EAG under its share option plan and outstanding prior to the Effective Date;

EAG Resolution means the resolution, the full text of which is attached as Schedule "A" to this Circular, passed by a majority of not less than two-thirds of the votes cast by the shareholders of EAG in person or by proxy at the Meeting confirming the by-law approving the Amalgamation Agreement and the Amalgamation;

EAG Shareholder means a holder of EAG Shares;

EAG Shares means the common shares of EAG, as the same exist before the Amalgamation takes effect, and "EAG Share" means any of them;

EAG Subsidiary means JMML;

EAG Transfer Agent means Computershare Trust Company of Canada, or such other persons as may be approved for that purpose by EAG prior to the Effective Date;

EAG Warrants means the share purchase warrants issued by EAG and outstanding prior to the Effective Date;

Effective Date means the date appearing on the certificate of amalgamation with respect to the Amalgamation;

Fairness Opinion means the Fairness Opinion prepared for EAG and Diagem by Haywood Securities Inc. dated April 19, 2002;

Inspector General means the Inspector General of Financial Institutions responsible for carrying out the administration of the *Companies Act* (Québec);

JMML means Juina Mining Mineração Limitada, a company incorporated under the laws of Brazil, which is owned 51.00% by EAG;

KWG means KWG Resources Inc./Ressources KWG inc., a company continued under the *Companies Act* (Québec), which is owned 39.75% by EAG;

Letter Agreement means the letter agreement between EAG and Diagem, dated August 21, 2001 setting out the terms of the proposed Amalgamation;

Proxy means the appropriate form of proxy to be used for the Meeting;

Québec Act means the *Companies Act* (Québec);

Record Date means April 15, 2002;

Subco means Diagem Resource (Québec) Inc., the wholly-owned subsidiary of Diagem, incorporated under the Québec Act;

Subco Shares means the common shares of Subco and "Subco Share" means any of them;

The 1933 Act means the United States *Securities Act of 1933,* as amended from time to time; and

Transfer Agent means Pacific Corporate Trust Company, also referred to in this Circular as Pacific Corporate Trust or such other person as may be appointed for that purpose by Diagem prior to the Effective Date.

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. EAG Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The Diagem Shares to be issued to holders of EAG Shares in the Amalgamation have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration under Rule 802 thereof. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the disclosure requirements of Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Likewise, information concerning the properties and operations of Diagem has been prepared in accordance with Canadian standards, and is not comparable in all respects to similar information for United States companies.

The financial statements and pro forma financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principals in certain material respects, and thus may not be comparable to financial statements and pro forma financial statements of United States companies.

EAG Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States have not been described herein. SEE "INCOME TAX CONSIDERATIONS" for certain information concerning tax consequences of the Amalgamation for shareholders.

Enforcement by EAG Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Diagem and EAG are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States, that some or all of the experts named herein may be residents of countries other than the United States, and that all of the assets of Diagem and EAG are located outside the United States.

Note Regarding Forward-Looking Statements

The Circular contains forward-looking statements concerning the Amalgamation, Diagem's business and properties and EAG's business and properties, and other matters. Forward looking statements are statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with management's expectations, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the uncertainty of profitability based upon an issuer's history of losses, failure to obtain adequate financing on a timely basis and other risks and uncertainties. These risks and uncertainties are further set out in the section entitled "Risk Factors."

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

Diagem and EAG do not assume an obligation and do not intend to update forward-looking statements contained in the Circular.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular including the schedules hereto. This summary is qualified in its entirety by the more detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules hereto.

The Amalgamation

Subco has been incorporated under the Québec Act as a wholly-owned subsidiary of Diagem for the purpose of implementing the transactions described in this Circular. As at the date of this Circular, Subco has no assets or liabilities. On the Effective Date, which is expected to be on or about May 31, 2002:

(a) EAG and Subco will amalgamate and continue as one company;

(b) all of the issued and outstanding EAG Shares will be exchanged for newly issued Diagem Shares on the basis of one Diagem Share for each EAG Share;

(c) all of the issued and outstanding Subco Shares will be converted into Amalco Shares on the basis of one Amalco Share for each Subco Share;

(d) all of the issued and outstanding EAG Shares exchanged for Diagem Shares will be cancelled;

(e) as consideration for the Diagem Shares issued to the EAG Shareholders, an equivalent number of Amalco Shares will be issued to Diagem;

(f) each EAG Option which is unexercised at the Effective Date will be cancelled and replaced with an option (the "Diagem Option") to acquire a Diagem Share at the same exercise price as the EAG Option. The Diagem Option will provide that the option will expire 90 days after the Effective Date except for those option holders who will continue to be directors or officers of Diagem or its subsidiaries, in which case the option will expire 90 days after the holders cease to be directors or officers of Diagem or its subsidiaries; and

(g) each EAG Warrant which is unexercised at the Effective Date will be cancelled and replaced with a newly issued warrant (the "Diagem Warrant") entitling the holder to acquire a Diagem Share at the same price and on the same terms as were provided for under the EAG Warrant;

As a result, Amalco will hold all of the assets and liabilities of EAG and will be a wholly-owned subsidiary of Diagem, and the EAG Shareholders will become Diagem Shareholders and will hold, as a group, that number of Diagem Shares that is equal to the number of EAG Shares held by the EAG Shareholders prior to the Amalgamation.

See "The Amalgamation – General".

Conditions to the Amalgamation

The Amalgamation is subject to a number of conditions including the approval of the Amalgamation by the EAG Shareholders and by the Diagem Shareholders and by the CDNX (in respect of both EAG and Diagem). The Amalgamation Agreement also provides that it may be terminated in certain circumstances by EAG or Diagem at any time prior to the Effective Date. See "The Amalgamation - The Amalgamation Agreement".

Reasons for the Amalgamation

The directors of EAG have concluded that the Amalgamation is in the best interests of the EAG Shareholders. In arriving at their conclusion, the board considered information with respect to the financial condition, business and operations of each of EAG and Diagem.

The board considered a number of factors that make the Amalgamation attractive to EAG, including the following:

- Diagem brings experienced personnel under the management of two Brazilians, one mining engineer and one geologist; 22 mineral rights and an exclusive right to apply for a mining concession on one mineral right totaling approximately 128,000 hectares, and six known kimberlite pipes; alluvial gravel resources for which a preliminary estimate of 15,750,000 carats has been made; and a large quantity of equipment including the components of a small bulk sampling plant and a processing plant;

- as a result of the Amalgamation, the EAG Shareholders will become shareholders of a more widely held company with greater liquidity in the market for their shares.

CDNX Acceptance

The CDNX has conditionally accepted the terms of the Amalgamation, subject only to Diagem satisfying the applicable filing requirements outlined in Policy 5.3, Section 5, of the CDNX Corporate Finance Manual. Once the Amalgamation is effected, Amalco will become a wholly-owned subsidiary of Diagem. EAG will cease to exist and the EAG Shares will be delisted from CDNX. Subco will also cease to exist. The Diagem Shares will continue to be listed with the CDNX. See "The Amalgamation – CDNX Acceptance".

Fairness Opinion

Haywood Securities Inc. ("Haywood") was engaged by EAG and Diagem to prepare a Fairness Opinion. In the course of preparing the Fairness Opinion, Haywood conducted such analyses, investigations, research and testing of assumptions as was considered by them, in the circumstances, to be necessary. They also had access to the senior management of both EAG and Diagem. Following a review of the historic operating results of EAG and Diagem and their current financial positions, and such other information as Haywood considered relevant (see "The Amalgamation – Fairness Opinion"), Haywood concluded that, as at April 19, 2002, the Amalgamation is fair, from a financial point of view, to both the EAG Shareholders and to the Diagem Shareholders.

A copy of the Fairness Opinion is attached to this Circular as Schedule "F".

Recommendation of Directors

The board of directors of EAG has reviewed the terms of the proposed Amalgamation and the Fairness Opinion and has concluded that the Amalgamation is fair and reasonable to, and in the best interests of, EAG, and the EAG Shareholders, respectively, and has authorized the submission of the Amalgamation to the shareholders of EAG for approval.

The board of directors of EAG recommends that the shareholders of EAG vote in favor of the Amalgamation. See "The Amalgamation - Recommendation of Directors".

Certain Market Prices

The following table summarizes the closing sale prices of the EAG and Diagem Shares on the CDNX for the dates indicated: (See "Comparative Market Prices".)

Date	EAG Share CDNX	Diagem Share CDNX
August 17, 2001 (1)	N/A	$0.19
August 20, 2001 (2)	$0.20	N/A
August 22, 2001 (3)	$0.21	$0.19

(1) The last trading day on which the Diagem Shares were traded prior to the announcement of the proposed Amalgamation.

(2) The last trading day on which the EAG Shares were traded prior to the announcement of the proposed Amalgamation.

(3) The first trading day on which the EAG Shares and the Diagem Shares were traded after the announcement of the proposed Amalgamation.

Income Tax Considerations

No capital gain or loss will be realized, for income tax purposes in Canada, when an EAG Shareholder exchanges his EAG Shares on the Amalgamation for Diagem Shares. The Diagem Shares received by an EAG Shareholder on the Amalgamation in exchange for his EAG Shares will be deemed, for income tax purposes in Canada, to have been acquired at an aggregate cost equal to the aggregate adjusted cost base of such EAG Shares to the EAG Shareholder immediately before the Amalgamation.

THE AMALGAMATION

General

Senior officers and management of EAG and Diagem initially met in early 2001. Recognizing that there was a synergy between the two companies and anticipating that a merger could potentially be beneficial to the shareholders of both companies, preliminary arm's length discussions were held to determine if both sides were prepared to proceed with an amalgamation. A letter of intent was signed on August 21, 2001.

The Amalgamation, when effected, will result in the acquisition of EAG by Diagem by way of the amalgamation of EAG and Subco, into one entity, Amalco. The principal consequences of the Amalgamation may be summarized as follows:

- EAG and Subco will amalgamate and continue as one company, Amalco;
- all of the issued and outstanding EAG Shares will be exchanged for Diagem Shares on the basis of one Diagem Share for each EAG Share;

- all of the Subco Shares will be converted into Amalco Shares on the basis of one Amalco Share for each Subco Share;

- all of the EAG Shares will be cancelled;

- that number of Amalco Shares equal to the number of Diagem Shares issued pursuant to the Amalgamation will be issued to Diagem as consideration for such Diagem Shares;

- EAG's assets, will, by operation of law, become the property of Amalco;

- each EAG Option which is unexercised at the Effective Date will be cancelled and replaced with an option (the "Diagem Option") to acquire a Diagem Share at the same exercise price as the EAG Option. The Diagem Option will provide that the option will expire 90 days after the Effective Date except for those option holders who will continue to be directors or officers of Diagem or its subsidiaries, in which case the option will expire 90 days after the holders cease to be directors or officers of Diagem or its subsidiaries;

- each EAG Warrant which is unexercised at the Effective Date will be cancelled and replaced with a newly issued warrant (the "Diagem Warrant") entitling the holder to acquire a Diagem Share at the same price and on the same terms as were provided for under the EAG Warrant;

- the property and assets of each of the Amalgamating Companies will become the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each Amalgamating Company;

- the rights of creditors against the property, rights and assets of the Amalgamating Companies and all liens upon their respective properties, rights and assets will be unimpaired by the Amalgamation, and all debts, contracts and duties of each of the Amalgamating Companies will attach to Amalco as of the Effective Date;

- the auditors of Amalco shall be Diagem's auditors;

- the registered office of Amalco shall be the offices of Colby, Monet, Demers, Delage & Crevier, 2900 – 1501 McGill College Avenue, Montreal, Québec, H3A 3M8, or such other Québec counsel as determined by Diagem;

- on the completion of the Amalgamation an aggregate of approximately 130,717,559 Diagem Shares will be issued and outstanding and the Diagem board of directors will be comprised of David Cohen, Antony Wood, Lawrence Barber, Jonathan Goodman, Mousseau Tremblay, David Crevier and Paul MacNeill. David Cohen, Antony Wood, Lawrence Barber, Jonathan Goodman, Mousseau Tremblay and Paul MacNeill are currently directors of Diagem and Mousseau Tremblay and David Crevier are currently directors of EAG.

The Amalgamation Agreement

The Amalgamation Agreement provides that the Amalgamation will be subject to a number of conditions having been met, including the following:

- the Amalgamation shall have been approved by the EAG Shareholders and by the Diagem Shareholders;

- all other consents, orders, regulations and approvals, including regulatory approvals and orders, required, necessary or desirable for the completion of the Amalgamation shall have been obtained or received, each in form acceptable to the applicable Amalgamating Company and Diagem;

- the Diagem Shares and the Amalco Shares to be issued pursuant to the Amalgamation will, when issued, be duly and validly issued as fully paid and non-assessable shares;

- the Diagem Shares will be approved for listing and trading on the CDNX and except for provisions applicable to Control Persons, Registrable Securities or Affiliates (as defined in Rule 144 under the 1933 Act), will not be subject to a hold period under the securities laws of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Québec or Saskatchewan and in the United States to the same extent and proportion that the securities exchanged by the EAG shareholders pursuant to the Amalgamation were unrestricted securities;

- there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Amalgamation Agreement; and

- the Amalgamation Agreement shall not have been terminated as provided for therein.

Upon fulfillment of the foregoing conditions, the directors of the Amalgamating Companies and Diagem intend to cause all documents to be filed as may be required under the Québec Act in order that a certificate giving effect to the Amalgamation may be issued.

David Cohen, President, Chief Executive Officer, a director and the principal shareholder of Diagem and Northbrock Capital Inc., a principal shareholder of EAG, have entered into a lock-up agreement in respect of their shareholdings, registered and beneficial, of Diagem and EAG respectively, agreeing to vote them in favor of the Amalgamation.

Effective Date of Amalgamation

If the approvals of the EAG Shareholders and Diagem Shareholders with respect to the Amalgamation are obtained, the approval of Diagem as sole shareholder of Subco is given and the other conditions to the completion of the Amalgamation set forth in the Amalgamation Agreement are fulfilled or waived, the Amalgamation will be effected by the issuance of a certificate of amalgamation by the Inspector General in accordance with the provisions of the Québec Act. The Amalgamation will become effective on the Effective Date. It is currently anticipated that this date will be on or around May 31, 2002.

Reasons for the Amalgamation

The directors of EAG have concluded that the Amalgamation is in the best interests of the EAG Shareholders. In arriving at their conclusion, the board considered information with respect to the financial condition, business and operations of each of EAG and Diagem.

The board considered a number of factors that make the Amalgamation attractive to EAG, including the following:

- Diagem brings experienced personnel under the management of two Brazilians, one mining engineer and one geologist; 22 mineral rights and an exclusive right to apply for a mining concession on one mineral right totaling approximately 128,000 hectares, and six known kimberlite pipes; alluvial gravel resources for which a preliminary estimate of 15,750,000 carats has been made; and a large quantity of equipment including the components of a small bulk sampling plant and a processing plant;

- as a result of the Amalgamation, the EAG Shareholders will become shareholders of a more widely held company with greater liquidity in the market for their shares.

Terms of Exchange of Securities

The issued securities of each of the Amalgamating Companies will be exchanged and cancelled as follows:

(a) the issued and outstanding EAG Shares will be exchanged for Diagem Shares on the basis of one Diagem Share for each EAG Share;

(b) the Subco Shares will be converted into Amalco Shares on the basis of one share of Amalco for each Subco Share;

(c) as consideration for the Diagem Shares issued to the EAG Shareholders, an equivalent number of Amalco Shares will be issued to Diagem;

(d) EAG Options which are unexercised at the Effective Date will be cancelled and replaced with Diagem Options entitling the holder to acquire Diagem Shares at the same exercise price as the EAG Options. The Diagem Options will provide that the options will expire 90 days after the Effective Date except for those option holders who will continue to be directors or officers of Diagem or its subsidiaries, in which case the options will expire 90 days after the holders cease to be directors or officers of Diagem or its subsidiaries; and

(e) EAG Warrants which remain unexercised at the Effective Date will be cancelled and replaced with Diagem Warrants entitling the holder to acquire Diagem Shares at the same price and on the same terms as were provided for under the EAG Warrants.

Treatment of Convertible Securities of EAG

EAG has the following securities outstanding:

1. EAG Options to acquire an aggregate of 3,070,000 EAG Shares.

   1,570,000 of the EAG Options are exercisable at a price of $0.18 per EAG Share until September 28, 2005. The remaining 1,500,000 EAG Options are exercisable at a price of $0.27 until November 22, 2005.

   Those EAG Options which are unexercised at the Effective Date will be cancelled and replaced with a Diagem Option entitling the holder to acquire a Diagem Share at the same exercise price and on the same terms as were provided for under the EAG Option. The newly issued Diagem Options will include terms providing that the Diagem Options will expire 90 days after the Effective Date except for those option holders who will continue to be directors or officers of Diagem or its subsidiaries, in which case the options will expire 90 days after the holders cease to be directors or officers of Diagem or its subsidiaries.

2. EAG Warrants to acquire an aggregate of 5,000,000 EAG Shares.

   500,000 of the EAG Warrants entitle the holder to acquire an EAG Share at a price of $0.065 per EAG Share until August 28, 2002. The remaining 4,500,000 EAG Warrants entitle the holder to acquire an EAG Share at a price of $0.26 per EAG Share until August 13, 2002.

   Those EAG Warrants which are unexercised at the Effective Date will be cancelled and replaced with newly issued warrants (the "Diagem Warrants") entitling the holder to acquire a Diagem Share at the same price and on the same terms as were provided for under the EAG Warrant.

3. $1,550,000 in EAG Debentures.

   The EAG Debentures are convertible into EAG Shares at a price of $0.20 per EAG Share, representing a maximum of 7,750,000 EAG Shares that can be issued upon conversion of the Debenture. Accrued interest on the EAG Debenture is converted into EAG Shares at a price (the "Conversion Price") that is equal to the closing price of the EAG Shares on the CDNX on the trading day prior to the conversion.

   It is a condition precedent of the Amalgamation that the holders of the EAG Debentures convert the principal amount of EAG Debenture held by each of them, plus accrued interest, for EAG Shares, prior to the Effective Date, which EAG Shares will then be exchanged for Diagem Shares under the Amalgamation.

   On May 14, 2002, $44,695.06 of interest will have accrued and will be converted at the Conversion Price. Accrued interest from May 14 to May 31, the anticipated Effective Date, will be $8,537.27 and will also be converted at the Conversion Price. Assuming a Conversion Price of $0.21 (being the closing price for EAG Shares on March 29, 2002) an additional 212,834 EAG Shares and 40,654 EAG Shares will be issued on May 14, 2002 and May 31, 2002 respectively, which shares will be converted to Diagem Shares upon completion of the Amalgamation.

Diagem Share Capital – Post Amalgamation

As at the date hereof, Diagem has 67,177,260 issued and outstanding common shares and has outstanding securities and is a party to agreements which could result in the issuance of up to 17,955,075 additional shares.

As at the date hereof, EAG has 55,536,811 issued and outstanding common shares and has outstanding securities to purchase EAG Shares which could result in the issuance of approximately 16,073,488 additional shares, depending on the conversion price.

The following is a summary of Diagem's post-amalgamation share capital after accounting for the conversion of the EAG securities to Diagem securities, presented on a fully diluted basis:

Shares Issued or Allotted	Number of Shares
Issued:	130,717,559[(1)]
Allotted for future issuance: *Stock options:* Warrants:	 6,435,000[(2)] 19,590,075[(3)] 26,025,075
Fully Diluted:	**156,742,634**

(1) Gives effect to the issuance of 7,750,000 Diagem Shares in exchange for 7,750,000 EAG Shares to be issued on the conversion of the principal amount of the EAG Debentures and the issuance of 253,488 Diagem Shares in exchange for 253,488 EAG Shares to be issued on the conversion of $53,232.33 of accrued interest as at May 31, 2002 at an assumed conversion price of $0.21 per share.

(2) Includes 3,070,000 Diagem Options to be issued in replacement of the 3,070,000 unexercised EAG Options.

(3) Includes 5,000,000 Diagem Warrants to be issued in replacement of the 5,000,000 unexercised EAG Warrants.

Directors and Officers – Post Amalgamation

The table below provides the names of those persons who will be directors of Diagem on completion of the Amalgamation, their principal occupation for the last five years, the date they became directors (if applicable) and the number of common shares owned after the Amalgamation:

Name, Present Position(s) with Diagem and Place of Residence	Principal Occupation	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [(1)]
David Cohen, President, Chairman of the board and Director of Diagem *British Columbia, Canada*	Business Executive; President of Diagem since December 11, 1997.	May 14, 1996	21,240,898
Laurence Barber, Director of Diagem *California, USA*	Business Executive; Diamond Merchant.	September 5, 1996	1,325,500
Paul C. MacNeill, Director of Diagem *British Columbia, Canada*	Partner, Campney & Murphy, Barristers and Solicitors since 1988.	December 11, 1997	Nil
Antony Wood, Secretary, Chief Operating Officer, Chief Financial Officer and Director of Diagem *British Columbia, Canada*	Chartered Accountant; Chief Financial Officer and Secretary of Diagem since December 11, 1998; Chief Operating Officer of Diagem since December 10, 1999; Financial Controller of Diagem since June 1997.	December 10, 1998	Nil
Mousseau Tremblay Director of Diagem *Ontario, Canada*	Professional Engineer; President and Chief Executive Officer of Mousseau Tremblay Inc. since March 1992.	August 20, 2001	50,000
Jonathan Carter Goodman Director of Diagem *Ontario, Canada*	Business Executive; President and Chief Executive Officer of Dynamic Mutual Funds Ltd. since December 1998; Formerly, Vice President, Counseling of Dundee Investment Management & Research Ltd. from September 1990 to December 1998.	August 20, 2001	Nil
David Crevier *Québec, Canada*	Partner with the law firm of Colby, Monet, Demers, Delage & Crevier for more than five years.	N/A	1,150,000

(1) Refers to Diagem Shares that will be beneficially owned (directly or indirectly or over which control or direction is exercised) by the director or nominee upon completion of the Amalgamation.

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of Diagem and has been furnished by the respective nominees.

For the purposes of disclosing positions held in Diagem, "Diagem" includes Diagem and any parent or subsidiary thereof.

Principal Holders of Securities – Post Amalgamation

Upon completion of the Amalgamation, Diagem will have an estimated 130,717,559 common shares outstanding. The following table shows the number of Diagem Shares that will be held by those persons who will be directors, senior officers and promoters of Diagem, based on their current shareholdings of Diagem and EAG, and of any other shareholder which, to the knowledge of Diagem, will beneficially own, directly or indirectly, more than 10% of the outstanding Diagem Shares, after completion of the Amalgamation.

Name and Place of Residence of Shareholder	Number of Diagem Shares Beneficially Owned	Percentage of Issued Share Capital
David Cohen *British Columbia, Canada*	21,240,898	16.25%
Laurence Barber *California, USA*	1,325,500	1.01%
Mousseau Tremblay *Ontario, Canada*	50,000	0.04%
David Crevier *Québec, Canada*	1,150,000	0.88%
Northbrock Capital Inc. *Québec, Canada*	13,567,569	10.38%
Directors and Officers as a group (including nominee directors)	**24,026,395**	**18.38%**

Interests of Management in the Amalgamation

The directors and officers of EAG collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 7,460,146 EAG Shares representing 13.43% of the 55,536,811 EAG Shares issued and outstanding as at the date of this Circular. Upon completion of the Amalgamation, only two of these persons will be directors of Diagem and will collectively own, directly or indirectly, an aggregate of 1,200,000 of Diagem Shares, representing 0.9% of the outstanding Diagem Shares subsequent to the Amalgamation.

The existing directors and officers of Diagem and the two persons who will become directors of Diagem upon completion of the Amalgamation, collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 23,576,395 Diagem Shares and 450,000 EAG Shares, representing 35.09% and 0.81% respectively of the 67,177,260 Diagem Shares and the 55,536,811 EAG Shares issued and outstanding as at the date of this Circular. Upon completion of the Amalgamation, these persons will collectively own, directly or indirectly, an aggregate of 24,026,395 Diagem Shares. Approximately 130,717,559 Diagem Shares will be issued and outstanding upon completion of the Amalgamation, so that the shareholdings of the directors and officers will represent an approximate 18.38% equity and voting interest in Diagem.

David Cohen, President and a director of Diagem is the beneficial owner, directly or indirectly, of 21,240,898 common shares representing 31.62% of the number of Diagem Shares currently issued and outstanding. Upon the completion of the Amalgamation, Mr. Cohen's shareholdings will represent approximately 16.25% of the number of shares then issued and outstanding.

Mr. Cohen has entered into a lock-up agreement with EAG in respect of his shareholding, registered and beneficial, in Diagem, agreeing to vote it in favor of the Amalgamation.

CDNX Acceptance

The CDNX has conditionally accepted the terms of the Amalgamation, subject only to Diagem satisfying the applicable filing requirements outlined in Policy 5.3, Section 5, of the CDNX Corporate Finance Manual. It is expected that once the Amalgamation is effected, EAG and Subco will cease to exist and Amalco will become a wholly-owned subsidiary of Diagem. EAG will be delisted from CDNX. Diagem will continue to be listed with the CDNX. The Amalgamation will become effective upon the issuance by the Inspector General of a certificate attesting the Amalgamation.

Fairness Opinion

Under an engagement agreement made November 23, 2001, Haywood was engaged by EAG and Diagem to prepare a Fairness Opinion with respect to the Amalgamation. In the course of preparing the Fairness Opinion, Haywood conducted such analyses, investigations, research and testing of assumptions as was considered by them, in the circumstances, to be necessary. They also had access to the senior management of both EAG and Diagem. In particular, and in connection with rendering the Fairness Opinion, Haywood reviewed and relied upon certain Annual Reports, financial statements and property reports of both EAG and Diagem, and upon such other information, investigations and analyses as Haywood considered necessary or appropriate in the circumstances.

Following its review, Haywood concluded that, as of April 19, 2002, the Amalgamation is fair from a financial point of view to the EAG Shareholders and to the Diagem Shareholders.

A copy of the Fairness Opinion is attached as Schedule "F" to this Circular.

Resale of Diagem Shares Issued to EAG Shareholders

<u>Canada</u>

Diagem Shares received by EAG Shareholders pursuant to the Amalgamation may be subject to certain trading restrictions under applicable securities laws in provinces of Canada where Diagem is not a reporting issuer. Except for the provisions applicable to "Control Persons" as defined under securities legislation, the first trade by any EAG Shareholder of the Diagem Shares will not be subject to prospectus requirements of, or any hold period under, the securities laws of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Québec and Saskatchewan. Holders of EAG Shares residing in any other provinces of Canada are advised to seek their own legal counsel with respect to any effect the proposed Amalgamation may have on their right to trade Diagem Shares received by them.

<u>United States</u>

The Diagem Shares to be issued pursuant to the Amalgamation will be offered in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the 1933 Act provided by Rule 802 thereunder.

The Diagem Shares to be issued pursuant to the Amalgamation will be unregistered restricted securities within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the securities exchanged by the EAG Shareholders pursuant to the Amalgamation were restricted securities. Consequently, EAG Shareholders exchanging unrestricted EAG Shares for Diagem Shares in connection with the Amalgamation will receive Diagem Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of Diagem after the Amalgamation. Diagem Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act, including pursuant to exemptions from registration available under Regulation S promulgated under the 1933 Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

EAG Shareholders who reside in the United States or who are U.S. citizens are advised to seek their own legal counsel with respect to the effect the proposed Amalgamation may have on their right to trade Diagem Shares received by them.

Recommendation of Directors

The board of directors of EAG has considered and reviewed the terms of the Amalgamation and has concluded that the Amalgamation is fair and reasonable to and in the best interests of EAG and the EAG Shareholders, and has resolved by resolution dated April 19, 2002 to do all things necessary to effect the Amalgamation.

In arriving at their conclusion, the board of directors of EAG considered, among other matters:

(a) information (provided by each of EAG and Diagem) with respect to the financial condition, business and operations of each of EAG and Diagem, on both a historical and prospective basis, including information in respect of EAG and Diagem on a pro forma consolidated basis;

(b) historical information regarding the prices of the EAG Shares and the Diagem Shares;

(c) the procedures by which the Amalgamation is to be approved;

(d) the fact that the CDNX (in respect of both EAG and Diagem) has conditionally accepted the terms of the Arrangement; and

(e) advice and recommendations of financial and legal advisors, including the Fairness Opinion.

The board of directors of EAG considered a number of other factors that make the Amalgamation advantageous to EAG, as set out above under "The Amalgamation - Reasons for the Amalgamation".

The board of directors of EAG recommends that the shareholders of EAG vote in favor of the Amalgamation.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

This Canadian tax summary is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act") the regulations to the Tax Act and any proposed amendments to the Tax Act publicly announced before the date of this Circular. It is assumed that any proposed amendments will be enacted in their present form and that no other relevant amendments will come into force. However, there can be no certainty in this regard.

This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation of any province, territory or foreign jurisdiction. Tax law and regulations, the judicial interpretation of them and any administrative practices of tax authorities are constantly changing. No assurances can be provided that any of the foregoing will not be changed in a manner that will significantly alter the tax consequences to EAG or any EAG shareholder.

The tax summary is generally applicable to EAG Shareholders who are residents of Canada, who hold their EAG Shares as capital property and who are not "financial institutions" subject to the "mark-to-market" rules, all for the purposes of the Tax Act.

Holders of shares who are resident in, or citizens of, countries other than Canada should be aware that the Amalgamation may have tax consequences in such other countries. Such tax consequences, if any, are not described in this summary. Such holders are urged to consult their own tax advisors on these matters.

This summary is of general nature only and it is not intended to be, nor should it be construed to be legal or tax advice to the EAG Shareholders and no representation with respect to the Canadian income tax consequences to any such EAG Shareholder is made. EAG Shareholders whether resident in Canada, the United States or elsewhere are advised to consult their own tax advisors for advice with respect to the consequences to them of the issuance to them of Diagem Shares pursuant to the Amalgamation.

Consequences to EAG Shareholders

No capital gain or loss will be realized, for income tax purposes in Canada, when an EAG Shareholder exchanges his EAG Shares on the Amalgamation for Diagem Shares. The Diagem Shares received by an EAG Shareholder on the Amalgamation in exchange for his EAG Shares will be deemed, for income tax purposes in Canada, to have been acquired at an aggregate cost equal to the aggregate adjusted cost base of such EAG Shares to the EAG Shareholder immediately before the Amalgamation.

Consequences to the Amalgamating Companies and Amalco

Amalco will be deemed to be a new corporation the first taxation year of which commences at the Effective Date. The taxation year of each of the Amalgamating Companies will terminate immediately before the Effective Date.

Amalco will be deemed to acquire any depreciable property of the Amalgamating Companies at its undepreciated capital cost (the tax depreciated value) and any non-depreciable capital property at the adjusted cost base (cost for tax purposes) to the Amalgamating Companies, the result being that there will not be any gain or loss in respect of such properties by virtue of the Amalgamation (subject to the effect of the acquisition of control rules in the Tax Act discussed below).

The Amalgamation will result in an acquisition of control of EAG for tax purposes. The use of EAG's losses after the Amalgamation will be restricted. The net capital losses of EAG will expire on the Amalgamation. Non-capital losses of EAG will be available for use by Amalco only to the extent that Amalco carries on for profit the business in which the losses were incurred and only to the extent of Amalco's income from that business. Similarly, deductions arising from the resource tax pools of EAG will be restricted generally to income or production from, and proceeds of disposition of, those resource properties that were owned by EAG immediately before the acquisition of control, and will not be available to be utilized in respect of other sources of income.

The acquisition of control will result in a downward adjustment of the adjusted cost base of non-depreciable capital properties of EAG to an amount equal to their fair market value at the time of the Amalgamation. Any resulting capital loss may only be utilized in the taxation years ending prior to the Amalgamation.

To the extent that the undepreciated capital cost of any depreciable property of EAG exceeds its fair market value, such excess must ordinarily be deducted as capital cost allowance in the year preceding the change in control. Any unused portion of this loss is considered to have arisen from carrying on the business in which the property was used, and as such is subject to the loss streaming rules discussed above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Shareholders of EAG who are (i) citizens or individual residents of the U.S., (ii) corporations or partnerships created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) estates whose income is taxable in the U.S. irrespective of source or (iv) trusts subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary generally are urged to consult with their own financial advisor, accountant or tax counsel regarding the U.S. federal income tax consequences of the Amalgamation, including any state and local tax consequences in the U.S.

COMPARATIVE MARKET PRICES

The following table sets out for the periods indicated, the high and low sales prices of EAG Shares on the CDNX and Canadian Dealing Network and Diagem Shares on the CDNX (VSE), for the last fifteen months and the previous eight calendar quarters based on data provided by such exchanges:

	EAG Shares		Diagem Shares	
	CDNX (CDN) (Cdn $)		CDNX (VSE) (Cdn $)	
	HIGH	LOW	HIGH	LOW
2002				
April (2nd Week)	0.21	0.17	0.24	0.19
April (1st Week)	0.22	0.19	0.25	0.21
March	0.26	0.14	0.29	0.17
February	0.25	0.17	0.25	0.16
January	0.24	0.11	0.21	0.11
2001				
December	0.11	0.09	0.14	0.08
November	0.12	0.08	0.14	0.10
October	0.19	0.10	0.16	0.10
September	0.21	0.13	0.18	0.13
August	0.24	0.19	0.23	0.16
July	0.23	0.10	0.22	0.17
June	0.24	0.20	0.27	0.17
May	0.28	0.20	0.35	0.20
April	0.30	0.20	0.24	0.17
March	0.34	0.23	0.25	0.19
February	0.42	0.18	0.26	0.19
January	0.25	0.18	0.29	0.17
2000				
Fourth Quarter	0.45	0.11	0.53	0.15
Third Quarter	0.22	0.05	0.60	0.21
Second Quarter	0.08	0.05	0.71	0.25
First Quarter	0.16	0.08	0.57	0.14
1999				
Fourth Quarter	0.10	0.03	0.18	0.13
Third Quarter	0.02	0.02	0.20	0.11
Second Quarter	0.04	0.01	0.14	0.09
First Quarter	0.045	0.02	0.19	0.06

The following table sets forth, for the dates indicated, the closing price per share of the EAG Shares and the Diagem Shares on the CDNX:

Date	EAG Share CDNX	Diagem Share CDNX
August 17, 2001 (1)	N/A	$0.19
August 20, 2001 (2)	$0.20	N/A
August 22, 2001 (3)	$0.21	$0.19

(1) The last trading day on which the Diagem Shares were traded prior to the announcement of the proposed Amalgamation.

(2) The last trading day on which the EAG Shares were traded prior to the announcement of the proposed Amalgamation.

(3) The first trading day on which the EAG Shares and Diagem Shares were traded after the announcement of the proposed Amalgamation.

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements

Unaudited pro forma consolidated financial statements of Diagem prepared as of December 31, 2001 (the "Diagem Pro Forma Financial Statements"), which have been reviewed as to compilation only by KPMG, Chartered Accountants, are attached to this Circular as Schedule "C". These Diagem Pro Forma Financial Statements should be read in conjunction with the financial statements of each of Diagem and EAG also attached to this Circular as Schedules "D" and "E" respectively.

Diagem Financial Statements

Audited consolidated financial statements of Diagem for the years ended June 30, 2001 and 2000 and for the years ended June 30, 2000 and 1999, and unaudited consolidated financial statements for the 6 month period ended December 31, 2001, are attached hereto as Schedule "D". These financial statements should be read in conjunction with the Diagem Pro Forma Financial Statements which are attached hereto as Schedule "C".

EAG Financial Statements

Audited financial statements of EAG for the year ended June 30, 2000, the six-month fiscal period ended December 31, 2000 and the year ended December 31, 2001 are attached hereto as Schedule "E". See also – "Emerging Africa Gold (EAG) Inc. – Selected Financial Information". These financial statements should be read in conjunction with the Diagem Pro Forma Financial Statements which are attached hereto as Schedule "C".

AMALCO

Registered and Records Offices

The head office for Amalco is the office of Colby, Monet, Demers, Delage & Crevier, 2900 - 1501 McGill College Avenue, Montreal, Québec, H3A 3M8. Its principal business offices are located at Suite 700 – 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

Directors and Officers of Amalco

The persons listed below are the initial directors and officers of Amalco:

Directors	**Officers**
David Cohen	President
Antony Wood	Secretary

Description of Share Capital of Amalco

Amalco has an unlimited number of Amalco Shares as its authorized capital.

Incentive Stock Options

No incentive stock options are planned to be granted by Amalco.

Fiscal Year-End of Amalco

The fiscal year-end of Amalco will be as determined by Diagem.

Auditors of Amalco

The auditors of Amalco shall be Diagem's auditors.

Corporate Structure

Name and Incorporation

Diagem was incorporated by registration of memorandum and articles of incorporation under the *Company Act* (British Columbia) on November 15, 1971, under the name "Adastral Mining Corporation Ltd. (N.P.L.)" and subsequently changed its name to "Adastral Resources Ltd" on June 17, 1987 at which time the Diagem's share capital was consolidated on the basis of 3:1 and its authorized share capital was increased to 10,000,000 common shares without par value. The name of Diagem was subsequently changed to "Diagem International Resource Corp." on July 9, 1996 and authorized share capital was increased on the same date to 100,000,000 common shares without par value.

Diagem's head and principal office is located at Suite 700 – 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5. Diagem's registered and records offices are located at Suite 2100 - 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3.

Diagem is a reporting issuer in British Columbia, Quebec and Alberta and its common shares are listed on CDNX under the symbol "DGM".

Intercorporate Relationships

As at the date of this Circular, Diagem has the following wholly-owned subsidiaries: Diagem Resources Corporation ("DRC") and Diagem do Brasil Mineração Ltda. ("DDB"). DRC in turn has two wholly-owned subsidiaries, Mineração CDJ Ltda. ("MCL") which is incorporated in Brazil and Diagem Trading Corporation ("DTC"), incorporated in Barbados. DDB has a 99% interest in its subsidiary Diagold Mineração Ltda. ("Diagold") with DRC owning the remaining 1%. The following chart illustrates the corporate organization of Diagem and their respective jurisdictions and dates of incorporation.


DIAGEM INTERNATIONAL RESOURCE CORP.
100%
100%
Diagem Resources Corporation
("DRC")
(Ontario - September 15, 1995)
1%
Diagem do Brasil Mineração Ltda.
("DDB")
(Brazil - June 9, 1997)
100%
100%
99%
Diagem Trading Corporation
("DTC")
(Barbados - April 19, 1995)
Mineração CDJ Ltda.
("MCL")
(Brazil - December 18, 1995)
Diagold Mineração Ltda.
("Diagold")
(Brazil - September 12, 1997)

General Development of the Business

Three Year History

The following is a discussion of the major events or conditions that have influenced the development of the business over the last three completed financial years and the subsequent period to the date of this Circular. The discussion is categorized by nature of event or condition.

Financing

Diagem has financed its activities primarily through a combination of equity financing and exercising of options and warrants. Funds raised over the three years are as follows:

	Period from July 1, 2001 to date (Cdn $)	Year ended June 30, 2001 (Cdn $)	Year ended June 30, 2000 (Cdn $)	Year ended June 30, 1999 (Cdn $)
Private placement	2,202,130	539,842	902,792	200,000
Warrants	-	181,200	178,666	117,570
Options	-	22,800	16,000	-

Alluvial Diamond Mining and Processing

From inception through to 1998, Diagem invested in a diamond processing facility that represented the main mineral processing asset of its then 50% non-operator interest in MCL, a Brazilian partnership company formed for the purpose of processing certain diamond-bearing gravels. A mining consultant was retained in 1999 as part of the key management team to assist in the building of the mining program. As part of this program, Diagem began to acquire selected properties in the area that were prospective for alluvial deposits. In March 2001, Diagem reached an agreement with its former partner in MCL for Diagem to acquire all of MCL, inclusive of the diamond processing machinery and equipment. See "Significant Acquisitions and Disposition". It is Diagem's intention to utilize most of the equipment and machinery in various aspects of the alluvial and kimberlite testing / test mining program. Certain parts of the equipment have already been refurbished. The heavy earth moving equipment is currently being used in the bulk testing program and various pumps and generators have been refurbished to be used in construction of testing plants currently under construction. Further items will now be incorporated, as funds become available, while other items will be incorporated and funded at a later stage.

Kimberlite Exploration

From inception through to March 1998, Diagem had focused its primary source exploration on the Chapada West property, which represented the main kimberlite exploration asset of its 50% interest in MCL. Diagem was operator and sole financier of this project. The work conducted is described under "Narrative Description of the Business – Detailed Information for Each Property – Chapada West and East". In March 1999, Diagem completed an option agreement with Mineração Tabuleiro Ltda. ("Tabuleiro"), a wholly-owned subsidiary of Rio Tinto which provided Diagem access to the mineral properties known as 213 and 214. For convenience, both Tabuleiro and Rio Tinto will be referred to hereinafter as "Rio Tinto". That option gave Diagem the opportunity to further develop on properties 213 and 214, which were much more advanced than its Chapada West property. Details of the project are given under "Narrative Description of the Business – Detailed Information for Each Property – Properties 213 and 214 (the "Rio Tinto Joint Venture Properties")". Due to financial constraints, Diagem chose to focus on the 213 and 214 properties. A significant amount of time was required to complete the required processes to gain access to a certain part of these properties. During 1999 and 2000, Diagem discovered two kimberlite pipes on 213 and 214 to add to the three known ones and completed initial testing of all five pipes. Due to certain restrictions under the Brazilian mining code, it became necessary for the ownership of 213 and 214 to pass to Diagem. The arrangement with Rio Tinto was revisited by the parties and was revised such that Diagem became 100% owner, providing Rio Tinto with a right to back-in to the project: see "Narrative Description of the Business – Detailed Information for Each Property – Properties 213 and 214 (the "Rio Tinto Joint Venture Properties")". This arrangement also included a sixth kimberlite pipe on this property, which has already undergone testing by Rio Tinto.

Independent Studies of Juina Diamonds

In May 1998, Diagem commissioned an independent study of the diamonds found in the Juina area. This was the first time such a study had been undertaken. It was conducted by Dr. Felix V. Kaminsky et al. of the Moscovite Institute of Diamonds. This initial study made some important preliminary findings, confirmed in follow-up studies conducted by Dr. William Griffin, who holds a seat at GEMOC at Macquarie University and is a principal of CSIRO, an organization dedicated to the understanding of diamond geology. Part of this body of work has been published in the scientific "Minerology and Petrography" in March 2001. The main conclusions are that the origin of the Juina diamonds is unique and that they appear to come from a superdeep source. These unusual characteristics are likely to change the way the primary sources of the diamonds are explored for and evaluated. The study also provided independent evidence that the diamonds have not traveled far from their source(s). It is anticipated that further studies will be conducted, funded both by Diagem and by independent academic research institutions.

Significant Acquisitions and Disposition

Share Exchange Agreement between MCL and CDJ - March, 2001

Pursuant to a share exchange agreement dated March 31, 2001, Diagem entered into an agreement to dissolve its Brazilian joint venture partnership. This partnership consisted of a 50% interest in two joint venture partnership companies, Mineração e Comércio de Diamantes Juina MT Ltda. ("CDJ") and MCL, in Mato Grosso State, Brazil.

Under the share exchange agreement, Diagem acquired 100% ownership of MCL, giving Diagem operational control over all of MCL's diamond exploration and processing assets. In exchange, Diagem relinquished its 50% ownership in CDJ, a trading company, whose assets consisting of land, buildings and rental properties, were not central to Diagem's activities.

In completing this agreement, Diagem acquired the 50% of the diamond processing plant and equipment that it did not previously own. This equipment, after undergoing certain refurbishment and re-engineering, can be used to develop test mining activities and the provision of a bulk-testing plant. Diagem also increased it ownership interest in certain diamond properties from 50% to 100%. One of the properties, "Chapada West", covers a total of 10,444 hectares. The Chapada West property remains highly prospective for kimberlite deposits and is believed to contain substantial alluvial diamond deposits. To date, Diagem has invested a consolidated $3.7 million in exploration expenditures on this property.

As a result of the share exchange transaction, Diagem recorded a loss of $642,832 during the quarter ended March 31, 2001.

Trends

The ability of the stock market to continue to serve as a source for financing remains the single most significant challenge facing Diagem. In particular the availability of funding for development stage companies such as Diagem continues to be scarce.

A positive trend has been the general strengthening of the diamond industry recently, which may contribute to an increasing interest in, and financing opportunities for, diamond companies. In addition to experiencing a strengthening trend through the 2001 financial year, the diamond industry is also undergoing dynamic changes.

Narrative Description of the Business

General Discussion on the Area of Interest

Diagem has two main operating interests. One is the exploration of primary source kimberlite pipes, and the other is the development of an evaluation and development program of the secondary source alluvial diamond assets. The main operating activities over the last three completed financial years are described in "General Development of the Business". The properties retained by Diagem contain areas that have, or are prospective, for kimberlite deposits in addition to hosting alluvial deposits. Diagem's area of interest is situated in a region known for its extensive alluvial diamond fields. Its properties, or "Mineral Rights", lie at the heart of the Juina Diamond Region, Mato Grosso State, Brazil. They cover, for the most part, the intersection of regional geological faults where the diamond and kimberlite are associated with 125 transcontinental lineaments.

The Juina region lies North East of Cuiabá, the capital of Mato Grosso State. The area is accessed by way of a two-hour trip on one of the scheduled regional airlines. Alternatively, unpaved but well maintained roads provide access. The properties within the region are also accessed by unpaved roads, which vary as to degree of maintenance. All of Diagem's Brazilian properties are located within the Juina Diamond Region and range over an area approximately 70 kilometres by 50 kilometres. The town of Juina and the greater Juina area are estimated to have a population of approximately 20,000. Apart from the town of Juina, the outlying areas are mainly cleared farm land, savanna and some forest with an elevation of a few metres, apart from the area known as the "Chapada" where the elevation in approximately 50 metres.

The town provides a full range of facilities, including international banks, police, law courts, university campus, skilled labor, shops and restaurants and is serviced by one of the largest hydro electric reservoirs in the Mato Grosso State. There are numerous suitable surface rights throughout the region for the development of a mining operation. These can be purchased outright, rented, or provided for in accordance with the Brazilian Mining Code under the rules for mining servitude, which give the mineral right holder the right to acquire the surface rights.

Under the Brazilian Mining Code, a company is provided an exploration license, covering a particular mineral right. The exploration license is for an initial three-year period, with extensions of up to three years being available. The extensions are available for companies which have been actively exploring the properties and require additional time to complete their programs. At the completion of the exploration stage, Diagem has to complete an exploration report on the work done and conclude whether any deposits of interest have been identified and where a preliminary study has indicated that the deposit might have economic potential. Approval of a report that concludes that a deposit could be mined gives Diagem the clearance to apply for a mining concession on the deposits found within that mineral right. There is an annual rental on mineral rights of one Brazilian Real, approximately US$0.50, per hectare. All mineral rights and payments held by Diagem are up to date.

Companies are required to document and adhere to an environmental management plan prior to commencement of any mining operation. This plan is approved and its implementation monitored by the Brazilian government. The plan is required to detail the company's process for preventing environmental damage during operation and outlines a plan for land rehabilitation after production stops.

The area has a tropical two-season climate defined by the wet and the rainy seasons. Temperatures range from the high 20s to low 40s centigrade. The rainy season is considered to commence November and last through to February. The heavy rain can impact the unpaved roads making movement of heavy machinery by road difficult. Some riverbeds flood, restricting the operation of alluvial mining in these particular areas. With optimum planning, operations can be managed to minimize the impact of the rainy season.

Detailed Information for Each Property

Properties 213 and 214 (the "Rio Tinto Joint Venture Properties")

As of April 3, 2001, DDB (a 100% owned subsidiary of Diagem) entered into a renegotiated agreement with Rio Tinto regarding the Rio Tinto Joint Venture Properties totaling approximately 20,000 hectares. This agreement provides Diagem with a 100% ownership interest in these properties, while Rio Tinto retains a right to back into the properties for up to a 55% interest or receive royalties, ranging from 1.5% to 2.5%, on production from diamond deposits. This agreement supersedes the previous agreement dated March 18, 1999. The back in right will end 90 days after Diagem completes US$6 million of expenditures on these properties. Rio Tinto's back in right is with respect to primary source deposits only and excludes Diagem's alluvial operations on the properties.

The exploration license on mineral right 213 has been extended for a further 3 years with an expiry date of December 12, 2004.

On January 30, 2001, the Brazilian Department of Mineral Production ("DNPM") approved the "Final Exploration Report" on the 214 mineral right. In approving the report, the DNPM provided Diagem with an exclusive right to apply for a mining concession. Diagem has until April 2003 to complete the application process. The resulting mining concession will exist as long as deposits are being developed and mined.

Prior to forming the joint venture with Diagem in March 1998, these properties were held and had been partly explored, by Rio Tinto from 1992 to 1996. Prior to Rio Tinto's work, De Beers had also conducted some work in the area, although the nature and extent of this work is unknown.

The following is a summary of work undertaken on the Rio Tinto Joint Venture Properties:

- Airborne geophysics (conducted by Rio Tinto).
- Ground geophysics on target areas identified so far (conducted by Diagem).
- Extensive stream sampling completed and still ongoing (previously conducted by Rio Tinto and being built on by Diagem).
- As a result of the renegotiated arrangement with Rio Tinto, Diagem was authorized to re-evaluate a particular kimberlite pipe, Pipe 6, located on the 214 property. Rio Tinto, which had undertaken an extensive program to delineate the ore body, discovered this pipe. It identified a 15-hectare pipe of 13.9 million tonnes of kimberlite with an average grade of 0.40 carats per tonne. The quality of the diamonds were reported by Rio Tinto as being of smaller and lower quality than is typical of the majority of the diamonds from the region. It has been estimated that, at the time of assessment, such diamonds would have had a market value of between $5 and $8 per carat as prices for diamonds of this sort were severely depressed. Diagem estimates that the current market value of such diamonds is between $20 and $30 per carat.
- Diagem is considering a program to evaluate the deposit to confirm the data provided by Rio Tinto. This would provide additional information on a particular zone within the kimberlite pipe. If undertaken, the initial testing would be of a small capacity, to be increased incrementally as may be warranted by the results.
- Three additional kimberlite pipes identified by Rio Tinto as kimberlite were not fully tested when Rio Tinto was active on these properties in the 1990's.
- Two new kimberlites were discovered by Diagem.
- Small samples (8 - 170kgs) from each of the five undeveloped kimberlite pipes were analyzed by an independent research laboratory, CF Minerals, in Canada. The analysis confirmed that the kimberlite pipes contained both diamonds and mineral geochemistry consistent with the existence of diamonds. A consultant from the laboratory oversaw the taking of the samples in the field and the Brazilian government officials supervised the physical sealing, by way of security locks, before the samples were shipped to Canada. They were then kept in a secure compound until entering the laboratory's process of controls. The size of the samples is insufficient for the calculation of any grade estimates.

Chapada West and East (the "Chapada Properties")

The Chapada West property (10,444 hectares) is held through Diagem's wholly-owned subsidiary, MCL. The Chapada East property (10,000 hectares) is 100% directly held by DDB. From 1996 to 1998, Diagem's work was focused on the Chapada West property when the property was held under a joint venture partnership arrangement. This joint venture arrangement was dissolved March 31, 2001: see "General Development of the Business – Significant Acquisitions and Disposition".

Diagem advanced the project on both West and East Chapada, to the point that it had identified a number of key target areas, based on stream sampling, geochemical analysis, and ground geophysics. Moreover, Diagem undertook a small drilling program that eliminated some of the stronger geophysical signatures as non-kimberlite rock types. Due to the depth of cover in part of this area (up to 50 metres), there is a need for extensive deep drilling. Additionally there are over a dozen anomalies requiring follow-up work with auger drilling.

The Chapada West exploration license has been extended and now expires in August 2002. The Chapada East exploration license was granted in January 2000 with the initial period ending January 2003. Prior to being held by MCL, the property was the subject of a planned alluvial mining operation by Itapena, a subsidiary of De Beers, and the subject of a joint venture kimberlite exploration project with Bureau de recherches géologiques et minières. Few details are available concerning the work that they have conducted in the area.

Properties 211, 122 (formerly 361) and 121 (formerly 362)

These properties totaling 29,286 hectares in size are wholly-owned through Diagem's subsidiary, DDB. These properties are contiguous to the Rio Tinto Joint Venture Properties. Little work has been conducted on these properties by Diagem to date. The exploration licenses were granted in August 2000 with the initial term ending in August 2003.

Properties 370, 469 and 120 (formerly 371)

These properties, totaling 27,385 hectares in size, are wholly-owned through Diagem's subsidiary, DDB. These properties cover the course of a river system that runs west to east starting as a small creek in the west and becoming a significant river in the east. Historically local artisan miners have mined sections of this area. Little work has been conducted on these properties by Diagem to date. Work is required to map and test the alluvial gravels to determine the size and grade of any possible deposit. The exploration licenses were granted in January and August 2000 with the initial term ending in 2003.

Property 119 (formerly 363)

This property is wholly-owned through Diagem's subsidiary, DDB, and is approximately 10,000 hectares in size. This property lies on a northeastern trend being south of the northwesterly 125° lineament that crosses most of Brazil and is coincident with the major diamond and kimberlite regions in Brazil. Such a structural intersection in this region has shown to be prospective for kimberlites. Diagem is considering a program under which it would conduct a brief reconnaissance program of these properties. The exploration license was granted in January 2000 with the initial term ending three years later.

Property 481 and 470

These properties are wholly-owned through Diagem's subsidiary, DDB, and are each approximately 10,000 hectares in size. The properties lie on the northeastern fault line to the north of the 125° lineament. This area is further away from the population centers and traditional diamond fields. As a result, there is less information from historical mining on this property. Diagem is considering a program under which it would conduct a brief reconnaissance program of these properties. The exploration licenses were granted in January 2000 with the initial term ending three years later.

Other Canadian Exploration Mineral Property

Diagem owns a 100% interest in one mineral claim known as Ridge 17 located in the Whitehorse Mining Division, Yukon which was acquired by staking. This property is without a known body of commercial ore and Diagem's activities on the property to date have been exploratory in nature. Diagem has not invested any additional funds in this property from 1998 to date.

The information concerning Diagem's properties has been extracted and summarized from Diagem's publicly disclosed documents.

Exploration and Development

Diagem is currently undertaking a project on the Rio Tinto Joint Venture Properties that includes the exploration and evaluation of both alluvial and kimberlite diamond deposits.

In March 2001, Diagem acquired a substantial amount of processing plant and equipment required for the project as a result of the acquiring 50% of MCL that it did not previously own. Diagem has also completed a detailed plant design and mining plan, sourced suppliers, and commenced construction and refurbishment of the required plant and equipment. In addition it has mapped the length and width of approximately 40 kilometres of ancient river channels located on the first alluvial property to be mined. Test pitting is in progress and will need to be completed prior to arriving at an estimate of the volume of the alluvial gravels.

Diagem is considering a program under which it would commence bulk testing of these deposits in the second half of 2002 and to commence testing of the undeveloped pipes later in 2002.

In the longer term, Diagem is considering expanding its kimberlite exploration work and mineral processing activities to include its other Brazilian properties.

Exploration Expenditures

The following is a summary of the exploration expenditures incurred by Diagem.

CONSOLIDATED STATEMENT OF MINERAL PROPERTIES

	Year Ended June 30, 2001 (Cdn $)	Year Ended June 30, 2000 (Cdn $)	Year Ended June 30, 1999 (Cdn $)
Property Costs	$ 258,203	$ 261	$ 29,688
Exploration and Development Expenditures	615,898	617,177	738,234
Mineral Properties, Beginning of Year	4,486,613	3,967,483	3,199,561
Write-off of Mineral Properties	(13,025)	(98,308)	-
Mineral Properties, End of Year	$5,347,689	$4,486,613	$3,967,483

Diamond Mining and Processing Projects

History of Alluvial Diamond Processing Business

Prior to the share exchange agreement completed March 31, 2001, discussed in "General Development of the Business – Three Year History - Share Exchange Agreement between MCL and CDJ - March, 2001", Diagem had a 50% interest in MCL. MCL was the operator of the diamond processing business in Brazil. MCL is authorized by its Articles of Association and by the National Department of Mineral Production ("DNPM") to engage in mineral exploration, mining and related activities in Brazil.

In March of 2001, Diagem reached an agreement with its former partner in MCL to acquire all of MCL, thereby acquiring complete ownership and control over the MCL's diamond processing plant, machinery and equipment and diamond properties. This machinery and equipment is currently being re-engineered and refurbished to be used as an integral part of Diagem's mineral processing program discussed in "General Development of the Business".

In developing its own alluvial mining program, incorporating both the excavation and processing of the diamond bearing gravels, Diagem expects that it will establish the right to mine through directly controlled mining rights. Initially, this can be achieved by way of experimental mining permits, which are ultimately superseded by mining concessions. To achieve this, the DNPM must approve the Final Exploration Report detailing the deposits to be mined and a general description of the method(s) to be used. This process was completed on Property 214 on January 30, 2001. The next stage requires a detailed operation plan to be presented which must include a management plan for the environment in order to receive the mining concession. This must be completed prior to April 2003.

Properties – Mining Diamond-Bearing Alluvial Gravels

The properties known to host alluvial diamond-bearing deposits are the same properties that are being explored by Diagem for kimberlite primary sources as described in "Detailed Information for Each Property". These areas contain a number of current and ancient riverbeds and flood planes, which are host to diamond-bearing gravels. Some of these deposits have been mined, to varying degrees, by local artisan miners.

Alluvial Diamond Reserves

There have been no formal reserve studies made on any of the properties. Diagem is currently undertaking a program to provide a calculation of the alluvial gravel deposit on Property 213 and the Chapada West Property.

The properties (which form part of the 213 and Chapada West Properties) which comprised MCL's Alluvial Diamond Project are the subject of a report prepared for Diagem by J. H. Montgomery and issued in 1996 (the "Montgomery Report"). Based upon information set forth in the Montgomery Report, a preliminary estimate of 15,750,000 carats inferred diamond resource for 4,311.18 hectares of the Sorriso Property (which forms part of the 213 property) has been made. A full copy of the Montgomery Report is available from Diagem's head office at Suite 700 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5. The Montgomery Report used the following methods to gather, analyze and evaluate samples:

- Overburden was removed by bulldozer and the cascalho shoveled by hand into barrels for transport by truck to the processing plant, a distance of about 10 km. Sample sizes ranged from 1.4m^3 to 3.0m^3.

- The samples were processed in the field for diamond recovery in the manner used traditionally by most garimpeiros using a two-stage jig. Periodically, the machine is cleaned out and the concentrate barreled for further processing. Secondary processing is done by hand using concave-bottomed panning screens. This work is done by very skilled "garimpeiros" using a set of screens ranging in size from 1cm to 1 mm. The action of this method of panning concentrates the heavy minerals in the bottom-center of the pan where they are carefully examined for diamonds.

- The diamonds which were recovered from the Montgomery sampling were evaluated by two individuals: Mr. Laurence Barber, a director of Diagem with experience in the buying and selling of rough and polished goods in the diamond industry, and by Warren Boyd of Oakville, Ontario, a consultant specializing in evaluating rough diamonds according to the De Beers Central Selling Organization ("CSO") classification and pricing. The Barber estimates were based on purchase prices in rural Brazil. The Boyd estimates were based on sale prices of sorted and packaged diamonds at the time of the Montgomery Report. The average estimated value of the recovered diamonds at that time ranged from US$51.88 per carat to US$210.25 per carat for the respective valuations.

Diamond Sorting and Marketing Business

Diamonds Recovered From Wholly-Owned Operations

Diamonds recovered from wholly-owned operations are sorted and marketed by Diagem, DDB and DTC. DTC was incorporated on April 19, 1996 under the Company Act, 1982 of Barbados. On April 22, 1996, DRC purchased a 50% interest in DTC in accordance with the terms of the shareholders agreement dated September 21, 1995 between DRC, CDJ and MCL. This agreement has been superseded by a share exchange agreement dated March 31, 2001 (detailed in "General Development of the Business – Significant Acquisitions and Disposition – Share Exchange Agreement between MCL and CDJ in March, 2001"), with DRC acquiring a 100% interest in DTC and MCL in exchange for its 50% interest in CDJ.

It is contemplated that production will be cleaned and sorted into a number of different categories. Diamonds of a significant size or quality will be selected for cutting and polishing by Diagem with the balance of the diamonds being sold in the rough through a variety of different channels.

It is anticipated that customers will include members of the Diamond Bourse, an association of rough buyers and dealers principally located in New York, Antwerp, London, Tel-Aviv and Bombay. Diagem may choose in future to include Diamond Trading Corporation (De Beers) in its customer base.

In addition to the traditional wholesale marketing channels, Diagem anticipates marketing its polished diamonds directly to individuals and wholesalers. It is envisaged that this may be achieved, in part, through the development of an Internet-based marketing program.

Diamond prices obtained at any one time vary with changes in the market-driven demand for different grades of diamonds and the varying quality of the deposits.

Risk Factors

The acquisition of Diagem Shares pursuant to the Amalgamation should be considered a highly speculative transaction due to the high risk nature of Diagem business and its present state of development. In evaluating the merits of the Amalgamation, the following risk factors should be given special consideration.

Exploration and Development

Diagem has interests in mineral rights, which host a combination of two distinct exploration and development projects. These projects are distinguished as either exploration for development of alluvial diamonds (secondary source deposits) or exploration for and development of Kimberlite host rock (primary source deposits).

The majority of the risk associated with alluvial diamond deposits relates to the need to confirm and establish the degree to which known deposits are economically viable. The exploration process has confirmed the existence of an economic grade of diamond bearing gravel on a number of properties explored to date. Other properties currently held, those being applied for and those which may be subject to future application or joint venture arrangements will only be developed once the existence of economically viable deposits are confirmed.

Apart from the Rio Tinto Joint Venture Properties, where primary source discoveries have already been made, many of the resource properties held by Diagem are in the exploration stages only, and are without a known body of commercial mineral deposit. Development of a primary source deposit on Diagem's resource properties will only follow once an economically viable deposit has been identified. Mineral exploration and development for primary source deposits involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Diagem's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through trenching and drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Diamond Processing Business Risks

The success of Diagem's diamond processing business is dependent upon its ability to control costs and upon maintaining a constant supply of economic diamond bearing gravel. The gravel is to be mined under direct mining licenses, which can be applied for on any mineral right owned by Diagem. The directly held mining license requires a satisfactory mining plan to be submitted and approved by the National Department of Mineral Production ("DNPM"). Diagem is subject to periodic governmental inspection to ensure compliance with regulations that govern the management of the environment. In the event that environmental regulations are breached, Diagem must rectify the breach within a reasonable period in order to avoid suspension of operations and penalties.

Fluctuating Prices

Diagem's revenues are expected to be derived from the extraction and sale of diamonds. Diamond prices can fluctuate widely, and are affected by numerous factors beyond Diagem's control, including international economic and political trends and the control of the supply of rough diamonds to the world markets exerted by De Beers.

Other factors effecting the price of diamonds include: expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to improved extraction and production methods. The effect of these factors on the price of diamonds, and therefore the economic viability of any of Diagem's exploration projects, cannot accurately be predicted.

Approximately 60% to 70% of the world's supply of diamonds has been sold through De Beers' Central Selling Organization ("CSO") with the result being that diamond prices have been relatively stable. From time to time, a new or existing source of production elects not to market its diamonds through the CSO. As a result, the extent of the CSO's control over the supply of rough diamond can be diluted. This may impact the ability of De Beers to maintain stable and favorable diamond prices.

Foreign Country

Diagem is subject to risks normally associated with the acquisition, exploration and development of mineral properties in Brazil, including, but not limited to, possible economic instability, government actions which may adversely effect the operations of Diagem, fluctuations in currency exchange rates, regionally poor infrastructure in some of the more rural areas, the potential for changes in resource development, investment or export policies or political attitude. Diagem does not currently take any steps to hedge against currency fluctuations.

Operating Hazards and Risks

Diagem and its subsidiaries are development stage companies, and, to date, do not have a consistent history of profitable operations.

Diagem's business involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Diagem has a direct or indirect interest will be subject to all the hazards and risks normally incidental to the processing, exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

Management and Control

Diagem is dependent on a relatively small number of key employees, the loss of any one of whom could have an adverse effect on Diagem.

Title to Assets

Under the Brazilian Constitution, the mineral assets belong to the country. A company may apply for and be granted a mineral right upon which they can in turn apply for rights to explore for and mine the mineral. Diagem has different degrees of ownership of, and control over, properties, depending on the type of interests that it has in a particular mineral right. All of the mineral rights in which Diagem has an interest are directly held either through its 100% owned Brazilian subsidiaries DDB or MCL.

Additional mineral rights are currently being applied for. The DNPM has the discretion to disallow an application for an exploration license in whole or in part and therefore, even if approved, any exploration licenses, which are issued, may not cover the entire area applied for. There can be no assurance that Diagem will obtain the required authorizations to explore and ultimately exploit the mineral resources of the properties or that exploration and development activities will result in discovery of any commercial deposit.

Government Regulation

The future operations of Diagem (including the Brazilian subsidiaries DDB and MCL) will continue to require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in the exploration of resource properties and the development and operation of mines, processing plants (such as the washing plant) and related facilities, generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to the operation of the exploration properties in which Diagem has interests and there can be no guarantee that Diagem will be able to obtain or maintain all necessary permits that may be required to conduct exploration activity or to commence construction or operation of mining facilities on Diagem's properties on terms which enable operations to be conducted at economically justifiable costs. Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Competition

The resource industry and the rough diamond marketing business are both intensely competitive in all phases and Diagem competes with many more established companies possessing greater financial resources and technical facilities. Competition could adversely affect Diagem's ability to market the diamonds it acquires, to obtain optimal prices for the diamonds and to acquire suitable producing properties or prospects for exploration in the future.

Environmental Factors

All phases of Diagem's operations other than its marketing operations, are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect Diagem's operations.

Joint Ventures

Certain of the properties in which Diagem has or will have an interest may be or become the subject of a joint venture agreement. Diagem may, in the future, be unable to meet its share of costs incurred under the joint venture agreement or under other agreements to which it is party and Diagem may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such an agreement do not meet their share of such costs, Diagem may be unable to finance the cost required to complete recommended programs.

Conflicts of Interest

Certain of the directors and officers of Diagem are also directors and officers of companies engaged in natural resource exploration and development and companies which have entered into agreements with Diagem, and as a result conflicts of interest may arise. Directors and officers with conflicts of interest will be subject to the laws of the Province of British Columbia and will be required to act honestly, in good faith and in the best interest of Diagem. In addition, directors in a conflict of interest will be required to disclose such conflicts to Diagem and are prohibited from voting in such circumstances.

Land Claims

Diagem's properties and the properties mined by garimpeiros which are subject to the Supply Contracts may, in the future, be the subject of land claims of indigenous peoples in the jurisdictions in which Diagem and the garimpeiros operate. The legal basis of a land claim is a matter of considerable legal complexity and the impact of a land claim settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse affect on Diagem's activities. Such impact could be marked and in certain circumstances could delay or even prevent Diagem's exploration and development or mining activities.

Requirement of New Capital

Further significant work on the properties or expansion of the plant and equipment, including the washing and sorting plant and any further acquisition of rough diamonds from other sources, would likely require additional financing. Diagem has limited financial resources and there is no assurance that additional funding will be available to allow Diagem to fulfill its obligations on existing exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of expansion of the diamond processing facility and the possible partial or total loss of Diagem's interest in certain properties.

Political and Economic Instability

Some of Diagem's exploration and development activities occur in Brazil and, as such, Diagem may be affected by possible political or economic conditions in that country. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Brazil may adversely affect Diagem's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Dividends

Diagem has not paid dividends in the past and does not anticipate paying dividends in the near future. Diagem expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Indebtedness of Directors, Executive and Senior Officers

During the most recently completed fiscal year, no director, executive officer, senior officer or nominee for director of Diagem or any of their associates has been indebted to Diagem or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by Diagem or any of its subsidiaries.

Share Capital

Diagem's authorized share capital is 100,000,000 common shares without par value. As at the date hereof, Diagem has issued and outstanding 67,177,260 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. Of these, 217,501 shares are held in escrow under the terms of performance share escrow agreements. Diagem has no other classes of voting securities.

For the purposes of the transaction which is being considered, and if deemed advisable, approved at the Diagem General Meeting, Diagem will require authorized share capital in excess of 100,000,000 common shares. Accordingly, the Diagem Shareholders will be asked to approve, by special resolution, an increase in the authorized capital of Diagem from 100,000,000 common shares without par value to 200,000,000 common shares without par value.

Loan Capital

There is no loan capital.

Escrowed Shares

217,501 of the Diagem Shares are held in escrow, at a price of $0.01 per share.

Names of Shareholder	No. of Performance Shares	% of Issued Share Capital
John Bruk	20,139	0.03%
Derek W. Thompson	41,889	0.06%
J.R. Woodcock	155,473	0.23%

All of these performance shares are held in escrow by the Transfer Agent, subject to an escrow agreement dated September 11, 1989, and will be released from escrow, on a pro rata basis, based upon the exploration and development expenditures incurred by Diagem on certain of its properties, as evidenced by Diagem's annual audited financial statements.

Diagem has made preliminary applications to the CDNX for the cancellation of all of these escrowed shares.

Prior Issuance of Shares

Date of Issue	Number and Description of Securities	Net Proceeds ($)
August 23, 2001	2,522,075 Common Shares	2,202,130 [1]
March 7, 2002	13,831,566 Common Shares	2,766,313 [2]
March 18, 2002	8,750,000 Commons Shares	1,740,000 [1]

(1) Issued by way of a private placement.

(2) Issued by way of debt settlement.

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) Diagem's chief executive officer;

(b) each of Diagem's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of Diagem at the end of the most recently completed financial year.

As at June 30, 2001, the end of the most recently completed fiscal year of Diagem, as well as during the six-month period ended December 31, 2001, Diagem had one Named Executive Officer, whose name and position held within Diagem are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of Diagem's three most recently completed fiscal years, and for the six month period ended December 31, 2001.

Name and principal position of Named Executive Officer	Periods	Annual Compensation			Long-term Compensation			All Other Compen-sation
					Awards		Pay-outs	
		Salary	Bonus	Other Annual Compen-sation [1]	Securities under Option/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-outs	
David Cohen, President	Jul 1/01 - Dec 31/01	Nil	Nil	$30,000	Nil	Nil	N/A	Nil
	Jul 1/00 - Jun 30/01	Nil	Nil	$60,000	105,000	Nil	N/A	Nil
	Jul 1/99 -Jun 30/00	Nil	Nil	$45,000 [2][3]	191,000	Nil	N/A	Nil
	Jul 1/98 - Jun 30/99	Nil	Nil	$57,500[3]	150,000	Nil	N/A	N/A

(1) These monies were paid to Mr. Cohen pursuant to a management services agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.

(2) Through mutual agreement, Mr. Cohen received $45,000 during the fiscal year ended June 30, 2000.

(3) Mr. Cohen received 212,500 shares, at $0.20 per share, under a Debt Settlement Agreement dated February 8, 2002 in respect of $42,500 of accrued compensation for the period January 1, 1999 to December 31, 1999.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Diagem has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
David Cohen	January 31, 2001	105,000	16.15%	$0.21	$0.22	January 31, 2006

(1) Calculated as the closing price of Diagem's shares on the Canadian Venture Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer. During the most recently completed fiscal year, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
David Cohen	Nil	N/A	571,000 (3) / Nil	$3,000 / Nil

(1) Based on the difference between the option exercise price and the closing market price of Diagem's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.

(3) Of these options, 125,000 were repriced downward on January 23, 1998 as follows: 25,000 granted on April 21, 1997 from $1.36 to $0.20 per share; and 100,000 granted on May 27, 1997 from $1.40 to $0.20 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

Diagem entered into a management services agreement (the "Cohen Agreement") with David Cohen made effective July 1, 1996, pursuant to which Mr. Cohen provides management and administrative services to Diagem at a monthly rate of $5,000. In addition, Mr. Cohen is reimbursed for all reasonable traveling and other out-of-pocket expenses. The Cohen Agreement may be terminated by either Mr. Cohen or Diagem providing three months' written notice to the other, which termination may expire on any day of the month, and any remuneration payable under the Agreement shall be proportioned to the date of such termination.

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of Diagem.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any director of Diagem for the director's services as a director during the most recently completed fiscal year.

Diagem has no standard arrangement pursuant to which directors are compensated by Diagem for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange. During the most recently completed fiscal year, Diagem granted incentive stock options to purchase an aggregate 640,000 common shares to directors. No incentive stock options have been granted to directors of Diagem since January 31, 2001.

Directors and Officers

The table below provides the name of directors and senior officers of Diagem, their position with Diagem, their municipality of residence, their principal occupation for the last five years, the date they became directors and/or officers and the number of common shares owned:

Name, Present Position(s) with Diagem and Place of Residence	Principal Occupation	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [1]
David Cohen, [2] [3] President, Chairman of the board and Director of Diagem *British Columbia, Canada*	Business Executive; President of Diagem since December 11, 1997.	May 14, 1996	21,240,898
Laurence Barber, Director of Diagem *California, USA*	Business Executive; Diamond Merchant.	September 5, 1996	1,325,500
Paul C. MacNeill, [2] [3] Director of Diagem *British Columbia, Canada*	Partner, Campney & Murphy, Barristers and Solicitors since 1988.	December 11, 1997	Nil
Antony Wood, Secretary, Chief Operating Officer, Chief Financial Officer and Director of Diagem *British Columbia, Canada*	Chartered Accountant; Chief Financial Officer and Secretary of Diagem since December 11, 1998; Chief Operating Officer of Diagem since December 10, 1999; Financial Controller of Diagem since June 1997.	December 10, 1998	Nil
José Aldo Duarte Ferraz, [4] Vice-President of Operations (Brazil) and Mining and Director of Diagem *MT, Brazil*	VP of Operations (Brazil) and Mining since December 2000. General Manager since January 1999 of Diagem do Brasil Mineração Ltda. Self-employed Mining Engineering Consultant from January 1976 to date.	December 8, 2000	Nil
Paulo Afonso Andreazza, [4] Vice-President of Exploration and Director of Diagem *RS, Brazil*	VP of Exploration since December 2000; Exploration Manager since May 1998. Consulting Geologist from April 1993 to October 1997 with Rio Tinto plc.	December 8, 2000	100,000
Alan Thompson, [2] [3] Director of Diagem *British Columbia, Canada*	President and Chief Executive Officer of AGT Financial Corporation, an investment company.	February 3, 1975	159,997
Mousseau Tremblay Director of Diagem *Ontario, Canada*	Professional Engineer; President and Chief Executive Officer of Mousseau Tremblay Inc. since March 1992.	August 20, 2001	50,000
Jonathan Carter Goodman Director of Diagem *Ontario, Canada*	Business Executive; President and Chief Executive Officer of Dynamic Mutual Funds Ltd. since December 1998; Formerly, Vice President, Counseling of Dundee Investment Management & Research Ltd. from September 1990 to December 1998.	August 20, 2001	Nil

(1) Refers to Diagem Shares that will be beneficially owned (directly or indirectly or over which control or direction is exercised) by the director or nominee upon completion of the Amalgamation.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Messrs. Ferraz, Andreazza and Thompson will resign as members of the board once the Amalgamation is completed. Messrs. Ferraz and Andreazza will retain however their position as officers of Diagem.

The information as to country of residence, principal occupation and number of shares beneficially owned by the directors (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of Diagem and has been furnished by the respective nominees.

For the purposes of disclosing positions held in Diagem, "Diagem" includes Diagem and any parent or subsidiary thereof.

Management

David Cohen

Mr. Cohen, of West Vancouver, British Columbia, is the President, Chairman and a director of Diagem and is employed by Diagem on a full time basis. Mr. Cohen devotes approximately 75% of his time to Diagem. Mr. Cohen has served Diagem as a director since May 1996 and as President and Chairman since December 11, 1997.

Mr. Cohen has an extensive background in the exploration, mining, processing, sorting and marketing of diamonds and has been active in the industry since 1965. Prior to forming Diagem, Mr. Cohen served as an independent director of Diamond Field Resources Inc. from July 1993 to May 1995.

Prior to moving to Canada in 1990 Mr. Cohen was involved in the diamond industry in South Africa where he owned and operated a large diamond processing facility in Johannesburg and served as a sight holder for De Beers.

Antony Wood

Mr. Wood, of Maple Ridge, British Columbia, is the Chief Operational Officer, Chief Financial Officer, Secretary and a director of Diagem and is employed by on a full-time basis. Mr. Wood has served Diagem as a director and Chief Operational Officer since December 1998, and as Chief Financial Officer since December 1997.

Prior to joining Diagem, Mr. Wood worked for KPMG in a Management Consulting and Audit/Financial advisory capacity.

Mr. Wood has a B. Sc. (Honours) from the University of Lancaster granted in 1990. He is qualified as a Chartered Accountant in Canada (1997) and England and Wales (1995) and has worked extensively with publicly traded companies in both Europe and Canada.

José Aldo Duarte Ferraz

José Aldo Duarte Ferraz is the Vice President of Operations (Brazil) and Mining and a director of Diagem. From 1996 to 1999 Mr. Ferraz worked as a consultant for Diagem as well as other mining companies in Brazil. He became an officer of Diagem in 1999 and a director in December 2000.

Prior to joining Diagem Mr. Ferraz worked as a senior consultant to the Department of Mineral Production in Brazil for over three decades.

Paulo Andreazza

Mr. Andreazza, of Brazil, is Vice President of Exploration and a director of Diagem, and contracts his services to Diagem on a full-time basis. Mr. Andreazza operates his own consulting firm. Mr. Andreazza devotes approximately 100% of his time to Diagem. Mr. Andreazza has served Diagem as a consultant since August, 1998 and became a director of Diagem in December 2000.

Mr. Andreazza acted as a senior coordinating geologist for Rio Tinto during its extensive diamond exploration activities in the Juina diamond region and was involved in the discovery and evaluation of numerous kimberlite pipes.

Prior to joining Diagem, Mr. Andreazza was with Rio Tinto Desenvolvimentos Minerais Ltda. where he served as senior coordinating geologist for 6 years.

Options to Purchase and Agreements to Issue Securities

TABLE ON OPTIONS TO PURCHASE AND AGREEMENTS TO ISSUE SECURITIES

Optionees	Exercise Price	Expiry Date	Shares Under Option	Market value at date of grant
Executive Officers of Diagem (2 persons)	$0.50 $0.21 $0.20 $0.20 $0.20 $0.18 $0.15	March 1, 2005 January 31, 2006 April 21, 2002 May 20, 2002 May 27, 2002 September 24, 2003 April 8, 2004	316,000 205,000 25,000 150,000 100,000 75,000 350,000 1,221,000	Nil Nil Nil Nil Nil Nil Nil
Directors of Diagem (other than Executive Officers) (5 persons)	$0.50 $0.30 $0.21 $0.20 $0.20 $0.20 $0.18 $0.15	March 1, 2005 August 30, 2005 January 31, 2006 April 21, 2002 May 27, 2002 January 23, 2003 September 24, 2003 April 8, 2004	264,000 100,000 435,000 50,000 200,000 150,000 225,000 500,000 1,924,000	Nil Nil Nil Nil Nil Nil Nil Nil
Employees of Diagem (1 person)	$0.30 $0.21 $0.20	August 30, 2005 January 31, 2006 June 25, 2006	15,000 10,000 20,000 45,000	Nil Nil Nil
Directors of Subsidiary of Diagem (1 person)	$0.20	April 21, 2002	25,000 25,000	Nil
Consultants to Diagem (2 persons)	$0.20	June 25, 2003	150,000 150,000	Nil

Fully Diluted Share Capital

Shares Issued or Allotted	Number of Shares
Issued:	67,177,260
Allotted for future issuance:	
Stock options:	3,365,000
Warrants:	14,590,075
	17,955,075
Fully Diluted:	**85,132,335**

Selected Financial Information

The following is selected consolidated financial data from the financial statements of Diagem which are attached to this Circular as Schedule "D", for the years ended June 30, 2001 and 2000 (audited) and the years ended June 30, 2000 and 1999 (audited) and for the six month period ended December 31, 2001 (unaudited), in summary form:

	Six Months Ended December 31 2001 $ (unaudited)	Year Ended June 30 2001 $	Year Ended June 30 2000 $	Year Ended June 30 1999 $
Revenue	--	42,592	65,535	159,759
General & Administrative Expenses	250,625	1,237,319	945,574	1,673,342
Net loss	11,897	1,627,706	2,458,450	2,534,826
Loss per share	0.01	0.04	0.07	0.07

	December 31 2001 $ (unaudited)	June 30 2001 $	June 30 2000 $	June 30 1999 $
Current Assets	106,449	76,220	433,878	471,799
Total Assets	6,164,187	5,680,739	6,291,409	7,900,372
Current Liabilities	982,929	1,241,181	1,128,695	3,835,804
Payable to Shareholders	2,766,313	2,474,846	2,459,138	—
Shareholders' Equity	2,414,945	1,964,712	2,703,576	4,064,568

The full text of the financial statements for the periods referred to above are attached to this Circular as Schedule "D". Additional financial statement filings for Diagem can be found at the web site (the "Sedar Website") www.sedar.com, a site maintained by the Canadian Depository for Securities (the "CDS"), by following the links to Diagem's public documents.

Management Discussion and Analysis

Statement of operations and deficit for the six months ended December 31, 2001

Income and General and administrative expenditures

General and administrative expenditures decreased by 54% when compared to the same period of the previous year. The majority of this decrease was due to a depreciation charge in the six month period ended December 31, 2000 of $153,287 compared to a charge of $2,458 in the six month period ended December 31, 2001 as the related assets were fully depreciated at the beginning of the 2002 fiscal year.

In addition, pursuant to the share exchange agreement of March 31, 2001 (see note 4 in the unaudited consolidated financial statements for the six month period ended December 31, 2001), CDJ was sold and is no longer consolidated with Diagem's account. As a result, expenditures for vehicles, utilities, operating leases and office expenditures were reduced by an aggregate of approximately $74,000. The reduced expenses were partially offset by the reduction to nil of commission earned on third party diamond sales in the six month period ended December 31, 2001 from $38,802 in the six months ended December 31, 2000.

Furthermore, expenditures for marketing and shareholder relations was reduce by approximately $ 43,000 as Diagem ended its relationship with an external marketing firm, choosing to bring its shareholder relations activities in-house. Accounting and audit expenditures were reduced by approximately $21,000.

Other

The six month period ended December 31, 2000 includes a gain on the sale of fixed assets of $128,763, with no corresponding sales occurring in the corresponding period ended December 31, 2001. In the period ended December 31, 2001, Diagem accrued interest of $79,641 on the loans payable to shareholder. This interest had been waived by the shareholder in the prior corresponding period.

Pursuant to a Letter of Understanding dated March 7, 2001, Diagem entered into an agreement to dissolve its relationship with its co-venturer in certain Brazilian operations and a Barbados trading company. The part of the transaction, relating to the Brazilian operations, was completed pursuant to a share exchange agreement dated March 31, 2001 and is accounted for in the Consolidated Financial Statements for the year ended June 30, 2001. As a result of that transaction Diagem recorded a loss of $642,832. During the six month period ended December 31, 2001, the transaction was completed with the Barbados trading company, Diagem Trading Corporation, becoming a wholly-owned subsidiary of Diagem. As a result of this transaction, Diagem has recorded a gain of $312,358 during the period ended December 31 2001.

Exploration and mining

During, and subsequent to, the period ended December 31, 2001, Diagem received official notification from the DNPM (National Department for Mineral Production), Brazil that its exploration license on property 213 has been extended for a further three years. Diagem can now submit its application for a permit to conduct "bulk testing" on property 213.

Diagem has commenced delineation of gravel deposits in diamond-bearing areas on property 108 (West Chapada). To date, preliminary results have identified an area underlain by approximately 942,000 cubic meters of gravels. The gravel has an average thickness of 0.70 of a metre with an average cover of 1.4 metres.

On property 213, 347 pits have been dug verifying the presence of gravels. In addition, the depth and thickness of gravels have been defined, providing data on the extent and distribution of the gravels deposits. Preliminary results from the 347 pits indicate that 80% of the pits dug have identified gravels with an average thickness of 65 centimeters. This represents an estimated 1,370,000 square metres of area underlain by gravels. The overburden varies in depth from surface to three metres, giving an average overburden thickness of 1.65 metres.

The construction of the first "moveable" primary concentration plant has been completed.

Corporate Matters

Six months ended December 31, 2001 - See note number 5 "Significant Transactions" in the Six Months Ended December 31, 2001 Unaudited Consolidated Financial Statements.

Investor relations activities

During the 6 months ended December 31, 2001, Diagem conducted its investor relations program in-house.

Use of proceeds of financings

Six months ended December 31, 2001 - The use of proceeds from a $504,425 financing reported July 2001 has not varied from its intended use.

Significant transactions

During the period Diagem signed an agreement to merge with EAG detailed in Note 3 to the Consolidated Financial Statements dated December 31, 2001. In addition to providing Diagem with potential for increased diamond production in Brazil, the agreement provides Diagem with an indirect interest in prospective diamond regions in Ontario, Canada. Furthermore, the merger is contingent upon Diagem closing a $1million financing, with the assistance of EAG and its principals, to be used to further Diagem's alluvial diamond mining projects. Subsequent to the period end the financing was increased to $1,750,000 and was completed.

Subsequent events

Apart from the settlement of shareholders loans, (see note 7 (d) of the Consolidated Financial Statements dated December 31, 2001) and an increase in the amount of private placement financing (see note 3 of the Consolidated Financial Statements dated December 31, 2001) there were no other subsequent events as at December 31, 2001.

Year ended June 30, 2001

Major transactions
During the year and subsequent to the year-end, Diagem entered into a number of significant transactions.

On March 31, 2001, Diagem completed the share exchange agreement dissolving its relationship with its co-venturers in certain Brazilian operations detailed in Note 5 to the accompanying financial statements (the "Financial Statements"). Diagem had made substantial investment in a joint venture's assets in the past and the purpose of this transaction was to secure these assets for the future exclusive benefit of Diagem. The impact of this transaction was to double to 100% Diagem's interest in certain processing plant and equipment and significant diamond properties. For accounting purposes, this transaction resulted in a loss of $629,807 being recorded on the disposal of Diagem's joint venture interest in CDJ.

On April 3, 2001, Diagem completed a renegotiated agreement with Rio Tinto. The new agreement changed the nature of the relationship between Diagem and Rio Tinto to one where Diagem has a 100% ownership interest and Rio Tinto has a right to back into these properties for up to 55%. Previously, Diagem had an option to earn-in up to a 40% interest in these properties. In addition to providing an increased interest in the properties, the new agreement provides Diagem with the ability to develop alluvial mining operations closely proximate to the identified kimberlite pipes, thereby creating logistical efficiencies and operational synergies for Diagem's dual projects of kimberlite exploration and alluvial mine development.

Subsequent to the year-end, Diagem signed an agreement to merge with Emerging Africa Gold (EAG) Ltd., a development stage diamond mining and exploration company, detailed in Note 4 to the Financial Statements. In addition to providing Diagem with potential for increased diamond production in Brazil, the agreement provides Diagem with an indirect interest in a prospective diamond region in Ontario, Canada.

Operational review
At the commencement of the year, Diagem's operations focused on the preliminary testing and interpretation of kimberlite samples taken from pipes on its Brazilian properties 213 and 214 and on continuing stream sampling to identify additional kimberlite targets. The five pipes tested all proved to be diamondiferous; but, because of the small size of the samples tested, further work will need to be conducted before any indication of grade or value can be determined. This will require additional funding. More effort in the latter part of the year was invested on accelerating the alluvial program on properties 213 and 214. Details of expenditures on mineral properties are provided in Note 6 to the Financial Statements.

The major changes in exploration expenditures over the previous year resulted from an increase in property costs as a result of the value attributed to shares issued as compensation for the posting of the bond detailed in Note 10 (f) to the Financial Statements. Other notable changes included an increase in consulting fees (24%) and salaries (93%) due to increased activity and laboratory costs (relating to the analysis of test samples from the kimberlite pipes), in combination with costs reductions in legal fees and camp administration.

Long-term debt levels have remained constant, with a major shareholder (Note 9 to the Financial Statements) continuing to support Diagem by waiving his right to accrued interest and agreeing to maintain the debt on a long-term basis. The increase in working capital deficit from $694,817 to $1,164,961 (see Note 1 to the Financial Statements), is primarily due to the cycle of financings, as the overdraft facility has been utilized on an ongoing basis.

Statement of Operations and Deficit
In aggregate, and excluding depreciation and unique items, there was no significant change in Diagem's total General and Administration costs in the year from that of the prior year. General and Administrative costs included a doubling of expenditures for marketing and shareholder relations, as Diagem sought to raise awareness of its projects by contracting out its investor relations activities. The results of these contracting out activities did not meet expectations and this function has since been returned in house.

The most significant captions in the Statement of Operations and Deficit are unique items, including the loss from the share exchange detailed in Note 5 to the Financial Statements and gains arising on the sale of certain mining plant assets that were made prior to the execution of the share exchange agreement.

Year ended June 30, 2000

During the year, Diagem continued to advance its projects and extend its interests in Diamond exploration and Diamond mining in Mato Grosso State, Brazil.

Exploration

In 2000, $617,438 (1999: $767,922) was spent on furthering the exploration projects in the Juina area. The majority of the expenditures were incurred on the Rio Tinto joint venture properties, as it is Diagem's most advanced project. The work has consisted of sample collection and analysis, geochemistry analysis and shallow drilling to identify and delineate kimberlite deposits as well as completion of a number of processes required under the Brazilian mining code. Diagem has increased its property portfolio to include a number of exploration licenses on minerals rights which are 100% owned by Diagem, see note 3(a)(iii) to the Financial Statements.

Diamond production

A diamond processing plant owned by MCL did not operate during the year. As a result of management's decision not to invest further funds into this particular project the carrying value of property, plant and equipment associated with the investment has been written down by $1,705,159 this reflects management's estimate of net realizable value. Additionally, during the year certain moveable equipment associated with this project were sold for proceeds of $122,820.

Sales and Other revenue

There were no sales of diamonds during the year due to the lack of production as discussed above. However, revenues were generated from alternative sources including commissioned diamond sales of $65,513 and a contract for services to use Diagem equipment for a local infrastructure project which is recorded as rental income of $126,474.

General and administrative expenditures

Excluding the 1999 bad debt expense of $776,625, general and administrative expenditures overall has remained constant from 1999.

Financing of operations

During the year, Diagem funded its exploration program and administrative functions through a combination of private placements of $902,792 during the year and the exercise of options and warrants of $194,666. Diagem has incurred substantial operating losses in 2000 and 1999 and has a working capital deficiency of approximately $694,817 at June 30, 2000, and does not have sufficient funds to meet its operating expenses or its planned exploration activities. Continuing operations of Diagem are therefore dependent upon the continued financial support of a significant shareholder to ensure that Diagem is able to settle its liabilities as they come due, the confirmation of economically recoverable diamonds on its alluvial properties and the discovery of economically recoverable hard rock diamond reserves, confirmation of interest in the underlying claims, the ability of Diagem to obtain the necessary financing to complete development, and the attainment of future profitable production.

Year ended June 30, 1999

During the year, Diagem continued to advance its projects and extend its interests in Diamond exploration and Diamond mining in Mato Grosso State, Brazil.

Exploration

In 1999, $767,922 (1998: $905,314) was spent on furthering the exploration projects in the Juina area. The majority of the expenditures were incurred on the Chapada property with the balance being spent of the Rio Tinto joint venture properties. As a result of the signing of the Option agreement with Rio Tinto, Diagem has switched its exploration focus to these subject properties. Due to its limited resources, Diagem has chosen to prioritize this project as it is more advanced than Diagem's other properties. The work on the Rio Tinto joint venture properties will include evaluation of two known kimberlite pipes identified by Rio Tinto but where only initial work on them has been completed to date and exploration for additional kimberlite bodies. Exploration activities on other properties have temporarily been put on hold.

Diamond production

The original diamond production plant has not operated during the current year. Diagem continues to research and review alternative strategies for returning the plant to economic production.

Sales

The Diamond sales reported arise from Diagem's 50% interest in sundry polished and rough diamond sales made by DTC during the year. The decline in sales when compared to last year reflects the lack of diamond production and buying and selling activities. Cost of goods sold includes the purchase cost, production costs and cutting and polishing costs of the goods sold. Contribution to profit from these sales has been severely restricted due to a combination of weak diamond prices, during the period, and the high average cost of production.

General and administrative expenditures

Excluding the increase in bad debt expense, discussed below, general and administrative expenditures have decreased by 25% from 1998 which has been achieved mainly through the reduction in personnel. This is a consequence of the need to restrict head office overhead expenditures both in Canada and in Brazil due to reduced levels of funding.

During the year, Diagem reviewed the carrying values of a number of the assets held by its subsidiary and joint venture companies whose financial results are either fully or proportionally consolidated in these financial statements. This resulted in the following amounts being written down. A receivable balance of US$1million, which was recorded in the books of Diagem Trading, was written down. Diagem has proportionally consolidated 50% ($750,000) of this amount in the current year. Property, plant and equipment has been written down by $922,966 (1998: $220,000) to reflect management's estimate of the impairment in value of certain parts of the washing plant facility in Brazil. In addition the estimated useful life has been revised from ten to five years.

Financing of operations

Diagem funded its exploration program and administrative functions from a combination of the exercise of options ($117,570), non-brokered private placements (July 1998: $200,000), and cash received from the sale of diamond sales.

During the year, a shareholder loan made by a significant shareholder to Diagem Trading, and advanced to MCL, for the purposes of purchasing significant rough diamonds in 1998, was settled. The terms of the settlement involved Diagem assuming and liquidating certain assets to repay the loan. In line with the terms of the arrangement the short fall between the loan payable and cash realized from these assets has been forgiven by the significant shareholder. During the year the same significant shareholder advanced $483,106 to Diagem for working capital purposes.

Diagem has incurred substantial operating losses in 1999 and 1998 and has a working capital deficiency of approximately $3,364,005 at June 30, 1999, of which $2,936,915 is payable to shareholders and does not have sufficient funds to meet its operating expenses or its planned exploration activities. Continuing operations of Diagem are therefore dependent upon the continued financial support of a significant shareholder to ensure that Diagem is able to settle its liabilities as they come due, the confirmation of economically recoverable diamonds on its alluvial properties and the discovery of economically recoverable hard rock diamond reserves, confirmation of interest in the underlying claims, the ability of Diagem to obtain the necessary financing to complete development, and the attainment of future profitable production.

Principal Holders of Securities

Name and Municipality of Residence of Shareholder	Number of Common shares Beneficially Owned	Percentage of Issued Share Capital
David Cohen 2626 Bellevue Avenue West Vancouver, B.C. Canada V7V 1E4	21,240,898	31.62%

Material Contracts

(1) Agreement between DDB, a wholly-owned subsidiary of Diagem, and Tabuleiro Mineração Ltda. ("Tabuleiro"), a wholly-owned subsidiary of Rio Tinto plc (both Tabuleiro and Rio Tinto referred hereinafter as "Rio Tinto") dated April 3, 2001, relating to the mineral rights known as the "213 and 214 properties" approximately 20,000 hectares located in the Juina diamond region, Mato Grosso, Brazil. The agreement supersedes the previous dated March 18, 1999 and provides Diagem with a 100% ownership interest in these properties, while Rio Tinto retains a limited option to back into the properties for up to a 55% interest or receive royalties, ranging from 1.5% to 2.5% on production from diamond deposits. Additional royalties of 2.5% are payable on the development of specified area capped at cumulative payments of US$6 million. This option will terminate within 90 days once Diagem has completed US$6million of expenditures on these properties. Rio Tinto's option is with respect to primary source deposits only and excludes Diagem's alluvial operations on the properties.

(2) Share Exchange Agreement dated March 31, 2001 between MCL and CDJ pursuant to which Diagem acquired a 100% ownership of MCL, a Brazilian mining company giving Diagem operational control over all of the diamond exploration and mining assets of two joint venture partnership companies, Mineração e Comércio de Diamantes Juina MT Ltda ("CDJ") and Mineração CDJ Ltda. ("MCL"), in Mato Grosso State, Brazil. In exchange, Diagem relinquished its 50% ownership in CDJ, a trading company. As well, Diagem took a 100% (previously 50%) ownership interest in certain diamond properties, one of which is the "Chapada West" property.

Auditor, Transfer Agent and Registrar

The auditors of Diagem are KPMG, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3. The registrar and transfer agent of the common shares of Diagem is Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 3B8.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURES

The contents of this Circular and the sending of it to each shareholder of EAG have been approved by the board of directors of EAG and, insofar as the contents relate to Diagem only, by the board of directors of Diagem.

CERTIFICATE

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matter to be acted upon by the securityholders.

Dated: April 19, 2002.

ON BEHALF OF THE BOARD OF
EMERGING AFRICA GOLD (EAG) INC.

(s) Mousseau Tremblay	*(s) Luce L. Saint-Pierre*
Mousseau Tremblay	**Luce L. Saint-Pierre**
President	**Chief Financial Officer**

The foregoing as it relates to Diagem International Resource Corp. constitutes full, true and plain disclosure of all material facts relating to the particular matter to be acted upon by the securityholders.

ON BEHALF OF THE BOARD OF
DIAGEM INTERNATIONAL RESOURCE CORP.

(s) David Cohen	*(s) Antony Wood*
David Cohen	**Antony Wood**
President	**Chief Financial Officer**
(s) Laurence Barber	*(s) Paul MacNeill*
Laurence Barber	**Paul MacNeill**
Director	**Director**

SCHEDULE A

NOUVEL OR D'AFRIQUE (EAG) INC.
EMERGING AFRICA GOLD (EAG) INC.

RESOLUTION OF SHAREHOLDERS

Be it and it is hereby confirmed as By-law number 2 of Nouvel or d'Afrique (EAG) inc. - Emerging Africa Gold (EAG) Inc. (the "Company") as follows:

BY-LAW NUMBER 2

being a by-law in respect of the amalgamation of
Emerging Africa Gold (EAG) Inc.
and Diagem Resource (Québec) Inc.

1. The Company is hereby authorized to amalgamate with Diagem Resource (Québec) Inc. ("Diagem Québec") pursuant to the provisions of Part 1A of the *Companies Act* (Québec).

2. The amalgamation agreement dated April 19, 2002 between the Company, Diagem International Resource Corp. and Diagem Québec providing for the amalgamation of the Company and Diagem Québec and setting forth the terms and conditions thereof and all other necessary provisions for the completion of the amalgamation is hereby approved as drafted.

3. Subject to the confirmation of this By-law number 2 by the shareholders of the Company, any director of the Company is hereby authorized to sign the Articles of Amalgamation giving effect to the amalgamation agreement and all other documents required or necessary for the delivery of a certificate attesting the amalgamation.

4. The directors of the Company are hereby authorized to not proceed with the amalgamation of the Company and Diagem Québec and to annul this By-law number 2 within ten days of its confirmation by the shareholders of the Company but before the issue of a certificate of amalgamation without further approval of the shareholders of the Company.

* * * * *

SCHEDULE “B”

Amalgamation Agreement made as of April 19, 2002 between Emerging Africa Gold (EAG) Inc., Diagem International Resource Corp. and Diagem Resource (Québec) Inc.

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the 19 day of April, 2002 between:

EMERGING AFRICA GOLD (EAG) INC.,
a body corporate incorporated under the laws of Québec

(hereinafter called "EAG")

- and -

DIAGEM INTERNATIONAL RESOURCE CORP.,
a body corporate incorporated under the laws of British Columbia

(hereinafter called "Diagem")

- and -

DIAGEM RESOURCE (QUÉBEC) INC.,
a body corporate incorporated under the laws of Québec

(hereinafter called "Subco")

WHEREAS EAG and Diagem wish to proceed to a business combination;

WHEREAS Subco was incorporated for the specific purpose of facilitating said business combination;

WHEREAS EAG and Subco, acting pursuant to the authority conferred upon them by the *Companies Act* (Québec), have agreed to amalgamate in accordance with the terms and conditions hereof and it is expedient that said amalgamation take place;

WHEREAS, in order to achieve the proposed business combination and as a term of the amalgamation, Diagem has agreed to issue common shares of its capital stock to the shareholders of EAG in exchange for all of the issued and outstanding common shares of EAG held by the EAG shareholders, in accordance with the terms and conditions hereof;

WHEREAS, the proposed amalgamation between EAG and Subco will not contravene the provisions of Article 123.116 of the *Companies Act* (Québec); and

WHEREAS the parties wish to enter into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed amalgamation;

NOW THEREFORE THIS AGREEMENT WITNESSETH in consideration of the above premises and of the covenants, agreements, representations and warranties hereinafter contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions.** In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

(a) "**Act**" means the Companies Act (Québec) and includes any regulations established thereunder.

(b) "**Amalco**" means the continuing corporation to be constituted upon completion of the Amalgamation.

(c) "**Amalco Shares**" means all of the issued and outstanding common shares in the capital of Amalco.

(d) "**Amalgamation**" means the amalgamation of EAG and Subco pursuant to Sections 123.115 and following of the Act, as provided for herein.

(e) "**Articles of Amalgamation**" means the Articles of Amalgamation with respect to the amalgamation of EAG and Subco annexed hereto as Schedule 1.

(f) "**Business Day**" means any day other than a Saturday or Sunday or a day when banks in either the City of Vancouver or the City of Montréal are not generally open for business.

(g) "**CDNX**" means the Canadian Venture Exchange Inc.

(h) "**Certificate of Amalgamation**" means the certificate of amalgamation for the Amalgamation issued by the *Inspecteur général des institutions financières* pursuant to Section 123.119 of the Act.

(i) "**Closing**" means the day before the Effective Date, as such term is defined hereunder, of the Amalgamation contemplated herein, which shall take place at the offices of counsel to EAG located at 1501 McGill College Avenue, Suite 2900, Montreal, Québec H3A 3M8 on the Closing Date.

(j) "**Closing Date**" means the date of the Closing, which is expected to be on or about May 30, 2002, or such other date as Diagem and EAG may mutually agree.

(k) "**Depositary**" means Pacific Corporate Trust Company, the transfer agent of Diagem.

(l) "**Diagem Information Circular**" means the notice of an extraordinary general meeting and the information circular of Diagem to be sent to Diagem shareholders in connection with the approval of the Amalgamation and other matters incidental thereto.

(m) "**Diagem Meeting**" means the extraordinary general meeting of shareholders of Diagem to approve the Amalgamation and other matters incidental thereto.

(n) "**Diagem Options**" means the stock options to acquire up to 3,070,000 Diagem Shares to be issued in replacement of the EAG Options pursuant to the Amalgamation which will be exercisable at the same price per share as provided for under the EAG Options and will expire 90 days after the Effective Date or, in the case of Diagem Options held by directors or officers of Diagem or its subsidiaries, 90 days after the holders cease to be directors or officers of Diagem or its subsidiaries.

(o) "**Diagem Shares**" means the common shares in the capital of Diagem.

(p) "**Diagem Resolution**" means the resolution approving the Amalgamation Agreement and the Amalgamation passed by a majority of the votes cast by the shareholders of Diagem in person or by proxy at the Diagem Meeting.

(q) "**Diagem Warrants**" means the warrants to acquire an aggregate of 5,000,000 Diagem Shares to be issued in replacement of the EAG Warrants pursuant to the Amalgamation and which will have identical terms as provided by the EAG Warrants.

(r) "**EAG Information Circular**" means the notice of a general annual and special meeting and the information circular of EAG to be sent to EAG shareholders in connection with the approval of the Amalgamation and other matters.

(s) "**EAG Meeting**" means the annual and special meeting of the shareholders of EAG to approve the Amalgamation and other matters.

(t) "**EAG Options**" means the existing 3,070,000 stock options of EAG granted to existing directors, officers, employees and consultants of EAG under its share option plan, of which 1,570,000 are exercisable at a price of $0.18 until September 28, 2005 and 1,500,000 are exercisable at a price of $0.27 until November 22, 2005, each EAG Option entitling the holder to acquire one EAG Share.

(u) "**EAG Resolution**" means the resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders of EAG in person or by proxy at the EAG Meeting confirming the by-law approving the Amalgamation Agreement and the Amalgamation.

(v) "**EAG Shares**" means all of the common shares in the capital of EAG issued and outstanding immediately prior to the Effective Date of the Amalgamation.

(w) "**EAG Warrants**" means the 5,000,000 share purchase warrants of EAG to acquire an equivalent number of EAG Shares, of which 4,500,000 are exercisable at $0.26 per share until August 13, 2002 and 500,000 are exercisable at $0.065 per share until August 28, 2002, in accordance with their terms.

(x) "**Effective Date**" means the effective date of the Amalgamation, which shall be the date of the Certificate of Amalgamation.

(y) "**Policy**" means Policy 5.3 of the CDNX Corporate Finance Manual.

(z) "**Termination Date**" shall have the meaning attributed to such term in Section 7.2.

1.2 **Interpretation Not Affected by Headings, etc.** The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto.

1.3 **Number, etc.** Words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

1.4 **Date for Any Action**. In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where an action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

ARTICLE 2
AMALGAMATION

2.1 **Amalgamation**. On or before the Closing Date and subject to the terms and conditions of this Agreement, Diagem and EAG shall take all steps required to complete the Amalgamation and, without limitation, use all reasonable efforts to apply for and to obtain the approval of their respective shareholders and all other consents, orders or approvals as counsel may advise are necessary or desirable for the implementation of the Amalgamation and the filing of the Articles of Amalgamation with the *Inspecteur général des institutions financières* pursuant to Section 123.118 of the Act.

2.2 **Name**. The name of Amalco shall be Ressources Diagem (Québec) inc. - Diagem Resource (Québec) Inc., or such other name as is acceptable to Diagem.

2.3 **Registered Office**. The registered office of Amalco shall be situated at 1501 McGill College Avenue, Suite 2900, Montréal, Québec H3A 3M8.

2.4 **Authorized Capital**. Amalco shall be authorized to issue an unlimited number of Amalco Shares, which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation.

2.5 **Number of Directors**. The minimum number of directors of Amalco shall be one (1) and the maximum number of directors of Amalco shall be five (5).

2.6 **First Directors**. The number of first directors of Amalco shall be two (2). The first directors of Amalco shall be the persons whose names and addresses are set forth below:

Name	Address
David Cohen	2626 Bellevue Avenue West Vancouver, B.C. V7V 1E4
Antony Wood	23517 - 132nd Avenue Maple Ridge, B.C. V2X 7E7

The first directors shall hold office until the first annual meeting of the shareholder of Amalco, or until their successors are duly appointed or elected. The subsequent directors shall be elected each year thereafter as provided for in the Act and in the by-laws of Amalco. The management and operation of the business and affairs of Amalco shall be under the control of the Board of Directors as it is constituted from time to time.

2.7 **Effect of Certificate of Amalgamation**. On the Effective Date:

(a) the Amalgamation of EAG and Subco and their continuance as one corporation shall become effective;

(b) the assets of each of EAG and Subco shall continue to be the property of Amalco;

(c) Amalco shall continue to be liable for the obligations and liabilities of each of EAG and Subco;

(d) any existing cause of action, claim or liability to prosecution of either EAG or Subco shall be unaffected;

(e) the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco.

2.8 **First Auditor**. The first auditor of Amalco shall be KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, the current auditors of Diagem.

2.9 **Restrictions on Business**. There shall be no restrictions on the business that Amalco may carry on.

2.10 **Articles of Amalgamation and By-laws**. The Articles of Amalgamation of Amalco shall be substantially in the form annexed hereto as Schedule 1. The by-laws of Amalco shall be the by-laws of EAG with such necessary changes made thereto as agreed by counsel to Diagem and EAG.

2.11 **Manner of Conversion or Exchange of Issued Securities**. On the Effective Date:

(a) each EAG Share shall be exchanged for one (1) fully paid and non-assessable Diagem Share;

(b) each Subco Share shall be converted into one (1) fully paid and non-assessable Amalco Share;

(c) all of the EAG Shares shall be cancelled;

(d) Amalco shall issue to Diagem such number of Amalco Shares as is equal to the number of Diagem Shares issued by Diagem to the EAG shareholders pursuant to the Amalgamation, as consideration for the issuance of such Diagem shares to the EAG shareholders;

(e) each EAG Option shall be replaced with one (1) Diagem Option; and

(f) each EAG Warrant shall be replaced with one (1) Diagem Warrant.

2.12 **Certificates**. On the Effective Date:

(a) the registered holders of EAG Shares shall cease to be holders of such EAG Shares, and shall be deemed to be the registered holders of Diagem Shares to which they are entitled in accordance with Section 2.11 hereof, and the holders of certificates representing such EAG Shares may surrender such certificates to the Depositary and, upon such surrender, shall be entitled to receive certificates representing the number of Diagem Shares to which they are so entitled;

(b) Diagem shall cease to be the holder of Subco Shares and shall be deemed to be the registered holder of an equivalent number of Amalco Shares and shall be entitled to receive a certificate representing the Amalco Shares;

(c) Diagem shall be entitled to receive a certificate representing such number of Amalco Shares as is equal to the number of Diagem Shares it has issued to the EAG shareholders pursuant to the Amalgamation;

(d) the holders of EAG Options shall cease to be holders of such EAG Options and shall be deemed to be the holders of the Diagem Options and shall receive executed agreements evidencing such Diagem Options to which they are entitled in accordance with Section 2.11 hereof; and

(e) the holders of EAG Warrants shall cease to be the holders of such EAG Warrants and shall be deemed to be the holders of the Diagem Warrants and shall receive executed warrant certificates to which they are entitled in accordance with Section 2.11 hereof.

ARTICLE 3
MUTUAL COVENANTS

Each of EAG and Diagem, for itself and Subco, (for the purpose of this section, each being referred as the "Corporation" or, as the case may be, the "other party") covenants and agrees that, until the Closing Date and at the Closing Date, unless expressly contemplated or permitted by this Agreement:

3.1 The Corporation shall, and shall cause each of its direct and indirect subsidiaries and other entities, including any partnerships or joint ventures directly or indirectly controlled by the Corporation (whether in fact or law) (collectively, its "**Subsidiaries**")) to conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice.

3.2 The Corporation shall not, directly or indirectly, do or permit to occur any of the following:

(a) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of its Subsidiaries to issue, sell, pledge, lease, dispose of, or encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

(i) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of the Corporation or any of its

Subsidiaries (other than pursuant to the exercise of options or warrants currently outstanding or the conversion of interest due under convertible debentures); or

(ii) any assets of the Corporation or any of its Subsidiaries, except in the ordinary course of business;

(b) amend or propose to amend its articles, by-laws or other constating documents or those of any of its Subsidiaries;

(c) split, combine or reclassify any outstanding shares of the Corporation, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the shares of the Corporation;

(d) redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any shares of the Corporation or other securities of the Corporation or any of its Subsidiaries, including under any normal course issuer bid;

(e) reorganize, amalgamate, merge or otherwise continue the Corporation or any of its Subsidiaries with any other person, corporation, partnership or other business organization whatsoever;

(f) acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person, corporation, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any material assets;

(g) other than in the usual, ordinary and regular course of business and consistent with past practice, and then only for hedging purposes and not for speculative or leverage purposes, enter into any commodity, currency or interest rate swap transaction or other similar hedging transactions;

(h) except in the usual, ordinary and regular course of business and consistent with past practice, satisfy any material claims or liabilities except such as have been reserved against in the Corporation's financial statements, relinquish any material contractual rights or enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments; or

(i) incur or commit to incur any indebtedness for borrowed money or issue any debt securities, except for working capital purposes in the ordinary course of business and consistent with past practice.

3.3 The Corporation shall not, and shall cause each of its Subsidiaries to not enter into or modify any employment, severance or arrangements with, or grant any bonuses, salary increases, stock options, severance or termination pay to any employees, officers or directors of the Corporation other than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof and disclosed by one party to the other.

3.4 The Corporation shall use reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

3.5 The Corporation shall:

(a) use reasonable efforts, and shall cause each of its Subsidiaries to use reasonable efforts, to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries;

(b) not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date;

(c) promptly notify the other party orally and in writing of any material adverse change in its or any of its Subsidiaries' businesses, properties, assets, financial condition or prospects and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).

3.6 The Corporation shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any matters set forth in this Article 3, other than as contemplated thereby, without the prior written consent of the other party, not to be unreasonably withheld.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 **Representations and Warranties of Diagem.** Diagem represents and warrants to and in favour of EAG as follows, and acknowledges that EAG is relying upon such representations and warranties for the purposes hereof:

(a) Diagem is a corporation duly incorporated, validly existing and in good standing under the laws of British Columbia and has the requisite corporate power and authority to carry on its business as it is now being conducted. Diagem is, and its subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary.

(b) Diagem has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Diagem of the transactions contemplated hereby have been duly authorized by the board of directors of Diagem and other than regulatory and shareholder approvals, no other corporate proceedings on the part of Diagem are or will be necessary to authorize this agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered and constitutes a legal, valid and binding obligation of Diagem enforceable against Diagem in accordance with its terms.

(c) Neither the execution nor the delivery of this Agreement by Diagem, nor the consummation of the transactions contemplated hereby, nor compliance by Diagem with any provision thereof; (i) requires any consent, approval or notice under, or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) or results in a right of termination or acceleration under, or results in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Diagem or any of its subsidiaries under any of the terms, conditions or provisions of their respective charter documents or by-laws or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Diagem or any of its subsidiaries is a party, or to which any of them or any of their respective properties or assets may be subject, or by which Diagem or any of its subsidiaries is bound; or (ii) violates any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, law, rule or regulation applicable to Diagem or any of its subsidiaries or any of their respective properties or assets; or (iii) causes the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Diagem and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of corporate and securities applicable laws, (i) there is no legal impediment to Diagem's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Diagem in connection with the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Diagem and its subsidiaries, taken as a whole, or on the ability of Diagem to consummate the transactions contemplated hereby.

(e) Diagem and each of its subsidiaries are in compliance with all laws and regulations applicable to the operation of their respective business, except where such non-compliance would not, considered individually or in the aggregate, have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Diagem and its subsidiaries, taken as a whole, or on the ability of Diagem to consummate the transactions contemplated hereby.

(f) As of the date hereof,

(i) the authorized share capital of Diagem consists of 100,000,000 of common shares, of which 67,177,260 are issued and outstanding;

(ii) 3,365,000 Diagem shares are issuable upon exercise of outstanding stock options at exercise prices ranging from $0.15 to $0.50 per share; and

(iii) 14,590,075 Diagem shares are issuable upon exercise of outstanding warrants at exercise prices ranging from $0.18 to $0.55 per share.

Except as set forth above and as contemplated pursuant to the terms of the Amalgamation, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Diagem of any Diagem Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Diagem Shares. All outstanding Diagem Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Diagem Shares issuable upon the exercise of outstanding stock options and warrants in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g) The audited consolidated financial statements of Diagem for the year ended June 30, 2001 and the unaudited interim consolidated financial statements of Diagem for the six month period ended December 30, 2001, respectively, were prepared in accordance with generally accepted accounting principles in Canada and present fully, fairly and correctly, in all material respects, the financial position of Diagem as at the dates thereof and the results of its operations and the changes in its financial position for the respective year and period then ended. Except as disclosed in such financial statements, Diagem had no material liabilities (whether actual, accrued or contingent, and whether direct or indirect) at such dates and for such periods.

(h) Other than as disclosed in the financial statements of Diagem referred to above and which will be included in the Diagem Information Circular, Diagem is not indebted to any director, officer or shareholder of Diagem, any associate thereof or any corporation controlled, directly or indirectly, by any one or more of them and none of those persons is indebted to Diagem.

(i) Since December 31, 2001, there has not been any material adverse change in the condition or operation of Diagem or in its assets, liabilities or financial condition.

(j) Diagem has disclosed to EAG in writing prior to the date hereof, any information regarding any event, circumstance or action taken or failed to be taken which could materially adversely affect the business, operations, assets, capitalization, financial condition, prospects, rights or liabilities of or relating to Diagem or any of its subsidiaries.

(k) Diagem is a reporting issuer in material compliance with all applicable securities laws of the provinces of British Columbia, Alberta and Québec and the Diagem Shares are listed on the Canadian Venture Exchange.

(l) Diagem has the following subsidiaries:

(i) Diagem Resources Corporation ("DRC"), incorporated under the Ontario Business Corporations Act, a wholly-owned subsidiary of Diagem;

(ii) Diagem do Brasil Mineração Ltda., incorporated pursuant to the laws of Brazil, a wholly-owned subsidiary of Diagem;

(iii) Diagem Trading Corporation, incorporated pursuant to the laws of Barbados, in which DRC has a 100% ownership interest;

(iv) Mineração CDJ Ltda., incorporated pursuant to the laws of Brazil, in which DRC has a 100% ownership interest.; and

(v) Diagold Mineração Ltda., incorporated pursuant to the laws of Brazil, an indirect wholly-owned subsidiary of Diagem.

(m) Diagem had no consolidated long-term debt as at March 31, 2002 and it has no liabilities as at the date hereof other than work commitments in the normal course in respect of its mineral properties and normal on-going liabilities for wages and current operating expenses.

(n) Diagem has no existing commitments or obligations with respect to the marketing and sale of diamonds to be produced from its properties.

(o) The information concerning Diagem to be set forth in the EAG Information Circular will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make a statement therein not misleading in the light of the circumstances in which it will be made, and such information in the EAG Information Circular will constitute full, true and plain disclosure of all material facts relating to the particular matters concerning Diagem to be acted upon by the EAG shareholders at the EAG Meeting.

(p) Subco has no assets or liabilities.

4.2 **Representations and Warranties of EAG**. EAG represents and warrants to and in favour of Diagem as follows, and acknowledges that Diagem is relying upon such representations and warranties for the purposes hereof:

(a) EAG is a corporation duly organized, validly existing and in good standing under the laws of Québec, and has the requisite corporate power and authority to carry on its business as it is now being conducted. EAG is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary.

(b) EAG has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by EAG of the transactions contemplated hereby have been duly authorized by the board of directors of EAG, and, other than regulatory and shareholder approvals, no other corporate proceedings on the part of EAG are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by EAG and constitutes a legal, valid and binding obligation of EAG enforceable against EAG in accordance with its terms.

(c) EAG has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a material adverse effect on its business, affairs, operations, assets, prospects or financial condition, taken as a whole, or on the ability of EAG to consummate the transactions contemplated hereby.

(d) As of the date hereof,

(i) the authorized share capital of EAG consists of an unlimited number of common shares, of which 55,536,811 shares are issued and outstanding;

(ii) 3,070,000 EAG Options are outstanding;

(iii) 5,000,000 EAG Warrants are outstanding;

(iv) convertible debentures in the aggregate principal amount of $1,550,000 are outstanding (the "EAG Debentures"). The EAG Debentures mature on February 13, 2004, bear interest at an annual rate of 12% calculated monthly and compounded quarterly and are convertible into EAG Shares (i) as to principal, at a price of $0.20 per share until February 13, 2003 and at a price of $0.25 per share at any time thereafter until maturity; and (ii) as to the interest owing thereunder, at the closing price of the EAG Shares on CDNX on the date immediately prior to the date of settlement of the interest. EAG is not in default of payment of interest under the EAG Debentures and the next payment of interest owing thereunder is in respect of the quarterly period beginning on February 15 and ending on May 14, 2002.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by EAG of any EAG Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any EAG Shares.

(e) The audited financial statements of EAG for the year ended December 31, 2001 were prepared in accordance with generally accepted accounting principles in Canada and present fully, fairly and correctly, in all material respects, the financial position of EAG as at said date and the results of its operations and the changes in its financial position for the period then ended. Except as disclosed in such financial statements, EAG had no material liabilities (whether actual, accrued or contingent, and whether direct or indirect) for said year.

(f) Other than as disclosed in the financial statements of EAG referred to above and which will be included in the EAG Information Circular and other than the EAG Debentures, EAG is not indebted to any director, officer or shareholder of EAG, any associate thereof or any corporation controlled, directly or indirectly, by any one or more of them and none of those persons is indebted to EAG.

(g) Since December 31, 2001, there has not been any material adverse change in the condition or operation of EAG or in its assets, liabilities or financial condition.

(h) EAG has disclosed to Diagem in writing prior to the date hereof, any information regarding any event, circumstance or action taken or failed to be taken which could materially adversely affect the business, operations, assets, capitalization, financial condition, prospects, rights or liabilities of or relating to EAG.

(i) EAG is a reporting issuer in material compliance with all applicable securities laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Québec and Ontario and the EAG Shares are listed on the Canadian Venture Exchange.

(j) EAG has the following subsidiaries:

(i) Juina Mining Mineração Limitada, incorporated pursuant to the laws of Brazil, in which EAG has a 51% ownership interest;

(ii) EAG Merchant Banking - Intragroup Restricted Limited ("EAGMB"), incorporated pursuant to the laws of Cyprus, a wholly-owned subsidiary of EAG which is inactive;

(iii) Nouvel or d'Afrique Guinée S.A., incorporated pursuant to the laws of the Republic of Guinea, a wholly-owned subsidiary of EAGMB which is inactive;

and the following other interests:

(iv) KWG Resources Inc., continued under Part IA of the Companies Act (Québec), in which EAG has a 39.75% ownership interest;

(v) St. Geneviève Resources Ltd., incorporated under the Canada Business Corporations Act, in which EAG has a 8.8% ownership interest.

(k) Except for the EAG Debentures which must be converted into EAG Shares as a condition precedent to the completion of the Amalgamation, EAG's has no consolidated long-term debt as at March 31, 2002.

(l) The information concerning EAG to be set forth in the Diagem Information Circular will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make a statement therein not misleading in the light of the circumstances in which it will be made, and such information in the Diagem Information Circular will constitute full, true and plain disclosure of all material facts relating to the particular matters concerning EAG to be acted upon by the Diagem shareholders at the Diagem Meeting.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 **General Conditions Precedent**. The respective obligations of the parties hereto to consummate the transactions contemplated hereby are subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a) the terms of this Agreement and the Amalgamation shall have been approved by the required majority of the votes of the shareholders of Diagem in person or by proxy at the Diagem Meeting;

(b) the terms of this Agreement and the Amalgamation shall have been approved by the required majority of the votes of the shareholders of EAG in person or by proxy at the EAG Meeting;

(c) the terms of this Agreement and the Amalgamation shall have been approved by Diagem as the sole shareholder of Subco;

(d) the CDNX shall have granted final approval of the Amalgamation;

(e) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement;

(f) all consents, orders and approvals, including, without limitation, regulatory approvals, required or necessary or desirable for the completion of the transactions provided for in this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms satisfactory to each of the parties hereto, acting reasonably; and

(g) this Agreement shall not have been terminated in accordance with Section 7.2 of this Agreement.

5.2 **Conditions to Obligations of EAG**. The obligation of EAG to consummate the transactions contemplated herein is subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a) each of the acts and undertakings of Diagem to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed;

(b) Diagem shall have furnished EAG with:

(i) a certified copy of the resolution passed by the Board of Directors of Diagem approving the terms of this Agreement and the Amalgamation;

(ii) a certified copy of the resolution passed by the shareholders of Diagem at the Diagem Meeting approving the terms of this Agreement and the Amalgamation;

(iii) a final approval letter from the CDNX approving the Amalgamation upon the terms hereof and the listing of the Diagem Shares to be issued upon completion of the Amalgamation and upon exercise of the Diagem Options and Diagem Warrants; and

(iv) resignations, dated the Effective Date, signed by the three directors of Diagem, Messrs. Andreazza, Ferras and Thompson, who agreed to not serve on the board of directors of Diagem after the Amalgamation.

(c) no material adverse change in the business, affairs, assets or operations of Diagem shall have occurred between the date of the latest available financial statements of Diagem and the Closing Date;

(d) except as affected by the transactions contemplated by this Agreement, the covenants of Diagem and Subco contained in Article 3 hereof shall have been complied with and the representations and warranties of Diagem contained in Section 4.1 hereof shall be true in all material respects on the Closing Date with the same effect as though such representations and warranties had been made at and as of such time and EAG shall have received a certificate to that effect from an officer of Diagem, dated the Closing Date, and acceptable to EAG;

(e) the Board of Directors of Diagem shall consist of seven (7) directors, being Messrs. Lawrence Barber, David Cohen, David Crevier, Jonathan Goodman, Paul McNeill, Mousseau Tremblay and Antony Wood.

(f) Diagem shall have furnished EAG with a legal opinion of Diagem's counsel reasonably satisfactory to EAG.

5.3 **Conditions to Obligations of Diagem**. The obligations of Diagem to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a) each of the acts and undertakings of EAG to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by EAG;

(b) all of the EAG Debentures shall have been converted into EAG Shares in accordance with their terms and all of the interest owing under the EAG Debentures for the period from February 15 to the Closing Date shall have been paid in full by the issuance of EAG Shares to the holders thereof, in accordance with the terms of the EAG Debentures;

(c) EAG shall have furnished Diagem with:

(i) a certified copy of the resolution passed by the Board of Directors of EAG adopting the by-law approving the terms of this Agreement and the Amalgamation;

(ii) a certified copy of the resolution passed by the shareholders of EAG confirming the by-law approving the terms of this Agreement and the Amalgamation; and

(iii) resignations, dated the Effective Date, signed by each of the five current directors of EAG;

(d) no material adverse change in the business, affairs, financial condition or operations of EAG shall have occurred between the date of the latest available financial statements of EAG and the Closing Date;

(e) except as affected by the transactions contemplated by this Agreement, the covenants of EAG contained in Article 3 hereof shall have been complied with and the representations and warranties of EAG contained in Section 4.2 hereof shall be true in all material respects on the Closing Date with the same effect as though such representations and warranties had been made at and as of such time and Diagem shall have received a certificate to such effect, dated the Closing Date, of a senior officer of EAG to the best of his knowledge having made reasonable inquiry; and

(f) EAG shall have provided Diagem with a legal opinion of EAG's counsel reasonably satisfactory to Diagem.

5.4 **Merger of Conditions**. The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released on the filing by Diagem and EAG of the Articles of Amalgamation with the *Inspecteur général des institutions financières*.

ARTICLE 6
NOTICES

6.1 **Notices**. All notices, requests and demands hereunder, which may or are required to be given pursuant to any provision of this Agreement, shall be given or made in writing and shall be delivered by courier or by telecopier as follows:

(a) to Diagem, addressed to:

Diagem International Resource Corp.
900 West Hastings Street, Suite 700
Vancouver, British Columbia V6C 1E5
Attention: Mr. David Cohen
Telecopier: (604) 687-3912

with a copy to:

Campney & Murphy
Barristers and Solicitors
2100 - 1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Attention: Mr. Kevin Hisko
Telecopier: (604) 661-1676

(b) to EAG, addressed to:

Emerging Africa Gold (EAG) Inc.
630 René-Lévesque Blvd. West, Suite 2855
Montreal, Québec H3B 1S6
Attention: Ms. Luce Saint-Pierre
Telecopier: (514) 866-6193

with a copy to:

Colby Monet Demers Delage & Crevier
Barristers & Solicitors
1501 McGill College Avenue, Suite 2900
Montreal, Québec H3A 3M8
Attention: Ms. Monique Dionne
Telecopier: (514) 284-1961

or to such other address and telecopier numbers as the parties may, from time to time, advise to the other parties hereto by notice in writing. All notices, requests and demands hereunder shall be deemed to have been received, if delivered by courier on the date of delivery and if sent by telecopier, on the date the telecopy was sent.

ARTICLE 7
AMENDMENT AND TERMINATION OF AGREEMENT

7.1 **Amendment**. This Agreement may, at any time and from time to time before or after the holding of the EAG Meeting or the Diagem Meeting, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by the securityholders of EAG without their approval given in the same manner as required for the approval of the Amalgamation.

7.2 **Termination**. This Agreement may be terminated by mutual agreement of Diagem and EAG prior to the Effective Date. Unless otherwise agreed in writing by Diagem and EAG, this Agreement shall terminate without further notice or agreement in the event that:

(a) the Amalgamation fails to be approved by the required vote at the EAG Meeting;

(b) the Amalgamation fails to be approved by the required vote at the Diagem Meeting;

(c) the conditions precedent set out in Sections 5.1, 5.2 and 5.3 hereof are not satisfied, as contemplated in those Sections, on or before the Closing Date; or

(d) the Closing has not occurred on or before September 30, 2002 (the "Termination Date") and the Amalgamation has not been completed. For the purposes of this subsection 7.2(d), the Amalgamation shall be deemed to have been completed upon the issuance of the Certificate of Amalgamation.

ARTICLE 8
GENERAL

8.1 **Stand Still Agreement**. As long as this Agreement is in effect and except as contemplated herein, neither Diagem nor EAG (including their respective directors, officers and agents) will solicit any discussions, expressions of interest, proposals or accept any offers from any person relating to a possible merger, amalgamation, arrangement or relating to the sale of the shares or assets or any equity interest of Diagem or EAG, as applicable, provided, however, that the Board of Directors of Diagem and EAG may take action or refrain from taking action as is appropriate to satisfy applicable fiduciary duties and further provided that Diagem and EAG (including their directors, officers and agents) may solicit and accept offers if the Articles of Amalgamation are not filed with the *Inspecteur général des institutions financières* on or before September 30, 2002.

8.2 **Entire Agreement**. The terms and provisions herein contained and the schedules hereto constitute the entire agreement between the parties and shall supersede all previous oral or written communications, including the letter agreement between the parties dated August 21, 2001.

8.3 **Binding Effect**. This Agreement shall be binding upon and enure to the benefit of the parties hereto.

8.4 **Assignment**. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.

8.5 **Public Disclosure**. Diagem and EAG agree to consult with each other before making any public disclosure or announcement of or pertaining to this Agreement, and that any such disclosure or announcement shall be mutually satisfactory to both parties; provided, however, this section shall not apply in the event either party hereto is advised by its counsel that certain disclosures or announcements, which the other parties after reasonable notice will not consent to, are required to be made by applicable laws, stock exchange rules or policies of regulatory authorities having jurisdiction.

8.6 **Expenses**. In the event that the Amalgamation is not completed, Diagem and EAG shall each pay for their respective costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

8.7 **Time of Essence**. Time shall be of the essence of this Agreement.

8.8 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Québec.

8.9 **Severability**. In the event that any provisions contained in this Agreement shall be declared invalid, illegal or unenforceable by a court or other lawful authority of competent jurisdiction, this Agreement shall continue in force with respect to the enforceable provisions and all rights and remedies accrued under the enforceable provisions shall survive any such declaration, and any non-enforceable provision shall to the extent permitted by law be replaced by a provision which, being valid, comes closest to the intention underlying the invalid, illegal and unenforceable provision.

8.10 **Confidentiality**. Each of the parties hereto will provide such information as to its financial condition, business, properties, title, assets and affairs (including any material contracts) as may reasonably be requested by the other party, which information not in the public domain will be kept confidential by each party (the "confidential information"). Prior to releasing any confidential information, the parties hereto may require the recipient of the confidential information to enter into a mutually acceptable confidentiality agreement. No confidential information may be released to third parties without the consent of the provider thereof, except that the parties hereto hereby agree that they will not unreasonably withhold such consent to the extent that such confidential information must be released to regulatory bodies and/or included in public documents.

8.11 **Counterparts and Facsimile Copies**. This Agreement may be executed in separate counterparts, and all such counterparts when taken together shall constitute one (1) agreement. The parties shall be entitled to rely on delivery of a facsimile copy of the executed Agreement and such facsimile copy shall be legally effective to create a valid and binding Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

EMERGING AFRICA GOLD (EAG) INC.

per: (s) *Mousseau Tremblay*
Mousseau Tremblay

DIAGEM INTERNATIONAL RESOURCE CORP.

per: (s) *David Cohen*
David Cohen

DIAGEM RESOURCE (QUÉBEC) INC.

per: (s) *David Cohen*
David Cohen

Québec

L'Inspecteur général
des institutions
financières

Formule 6
STATUTS DE FUSION
Loi sur les compagnies, L.R.Q., c. C-38
Partie 1A

1 Dénomination sociale de la compagnie issue de la fusion			1.1
RESSOURCES DIAGEM (QUÉBEC) INC. DIAGEM RESOURCE (QUÉBEC) INC.			☐ Fusion simplifiée
2 District judiciaire du Québec où la compagnie établit son siège social Montréal	3 Nombre précis ou nombres minimal et maximal d'administrateurs Minimum 1 - Maximum 5	4 Date d'entrée en vigueur si postérieure à celle du dépôt	
5 Description du capital-actions See Schedule A attached hereto forming an integral part hereof.			
6 Restrictions sur le transfert des actions, le cas échéant See Schedule B attached hereto forming an integral part hereof.			
7 Limites imposées à son activité, le cas échéant N/A			
8 Autres dispositions See Schedule C attached hereto forming an integral part hereof.			

Dénomination sociale des compagnies qui fusionnent	Signature d'un administrateur autorisé
NOUVEL OR D'AFRIQUE (EAG) INC. / EMERGING AFRICA GOLD (EAG) INC.	
RESSOURCES DIAGEM (QUÉBEC) INC. / DIAGEM RESOURCE (QUÉBEC) INC.	

Si l'espace est insuffisant, joindre une annexe en deux (2) exemplaires.

Réservé à l'administration

C-215 (Rév. 11-99)

SCHEDULE A

forming an integral part to the Articles of Amalgamation

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal or par value. The said shares shall be subject to the following rights, privileges, restrictions and conditions, namely:

(a) the holders of the common shares shall be entitled to participate rateably in any surplus or profits of the Company;

(b) the holders of the common shares shall be entitled to receive, rateably, the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; and

(c) the holders of the common shares shall be entitled to one vote for each share held by them at all meetings of shareholders and they shall be entitled to notice of all meetings of shareholders of the Company.

MANNER OF CONVERSION OR EXCHANGE OF THE ISSUED SHARES OF EACH OF THE AMALGAMATING COMPANIES UPON THE EFFECTIVE DATE OF THE AMALGAMATION

(a) each issued and outstanding common share of Nouvel or d'Afrique (EAG) inc. / Emerging Africa Gold (EAG) Inc. ("EAG") is exchanged for one (1) fully paid and non assessable common share of Diagem International Resource Corp. ("Diagem");

(b) each issued and outstanding common share of Ressources Diagem (Québec) inc. / Diagem Resource (Québec) Inc. is converted into one (1) fully paid and non assessable common share of the Company;

(c) all of the issued and outstanding common shares of EAG are cancelled; and

(d) a number of common shares of the Company as is equal to the number of common shares of Diagem issued by Diagem to the shareholders of EAG are issued to Diagem as consideration for the issuance of such common shares of Diagem to the shareholders of EAG.

\- - - - - - - - - - -

SCHEDULE B

forming an integral part to the Articles of Amalgamation

RESTRICTIONS ON SHARE TRANSFERS

No transfer of shares of the capital stock of the Company will be valid unless approved by a resolution of the directors adopted according to law and the Company's by-laws.

- - - - - - - - - - -

SCHEDULE C

forming an integral part to the Articles of Amalgamation

OTHER PROVISIONS

1. The number of shareholders of the Company is limited to fifty (50), exclusive of present or former employees of the Company or of a subsidiary.

2. Any invitation to the public to subscribe for any shares or debentures or other securities of the Company shall be prohibited.

3. Without in any way limiting the Company's powers, the Board of Directors may without the consent of the shareholders:

   (a) borrow money upon the credit of the Company;

   (b) issue, re-issue, sell or pledge bonds, debentures, debenture stock or other securities of the Company that the law permits, for such sum or other consideration as may be deemed expedient; and

   (c) hypothecate, mortgage, pledge or otherwise give in guarantee, by authentic act of otherwise, all moveable or immoveable property, present or future, that it possesses or may possess in Quebec or in any other jurisdiction, for the purpose of guaranteeing the payment of such bonds, debentures, debenture stocks or other securities.

\- - - - - - - - - - - - -

SCHEDULE "C"

Unaudited Pro Forma Consolidated Financial Statements of Diagem as at December 31, 2001.

Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)

DIAGEM

International Resource Corp.

December 31 2001
(Unaudited – see Compilation Report)

COMPILATION REPORT

To the Board of Directors
Diagem International Resource Corp.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Diagem International Resource Corp. as at December 31, 2001 and the pro forma combined statements of operations for the six months ended December 31, 2001 and the year ended June 30, 2001. These pro forma consolidated financial statements have been prepared from information provided by management for inclusion in the Management Information Circular of Diagem International Resource Corp. for approval of the proposed amalgamation of Diagem Resource (Quebec) Inc. and Emerging Africa Gold (EAG) Inc. In our opinion, the pro forma consolidated balance sheet as at December 31, 2001 and the pro forma combined statements of operations for the six months ended December 31, 2001 and for the year ended June 30, 2001 have been properly complied to give effect to the proposed transactions and assumptions described in the notes thereto.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

April 19, 2002

DIAGEM INTERNATIONAL RESOURCE CORP.

Pro Forma Consolidated Balance Sheet
(Unaudited – see compilation report)
(Expressed in Canadian dollars)

As at December 31, 2001

	Diagem International Resource Corp.	Emerging Africa Gold (EAG) Inc	Pro forma adjustments	Note 3(a)	Pro forma consolidated balance sheet
Assets					
Current assets:					
Cash	$ 38,509	$ 19,426	$ (302,219)	(iv)	$ 1,495,716
			1,740,000	(v)	
Accounts receivable	25,099	29,099	-		54,198
Inventory	42,841	-	-		42,841
Due from Diagem	-	150,000	(150,000)	(vii)	-
	106,449	198,525	1,287,781		1,592,755
Due from companies	-	2,062,621	(831,630)	(i)	138,836
			(1,092,155)	(ii)	
Deferred amalgamation costs	107,242	95,000	(202,242)	(viii)	-
Mineral properties	5,652,040	1,153,362	446,970	(viii)	7,252,372
Property, plant and equipment	298,456	59,600	-		358,056
Investments	-	532,629	831,630	(i)	2,456,414
			1,092,155	(ii)	
	$ 6,164,187	$4,101,737	$ 1,532,509		$ 11,798,433
Liabilities and Shareholders' Equity					
Current Liabilities:					
Bank indebtedness	$ 236,076	$ -	$ -		$ 236,076
Accounts payable and accrued liabilities	596,853	307,391	92,758	(viii)	997,002
Note payable	150,000	-	(150,000)	(vii)	-
Loan payable to shareholder	-	302,219	(302,219)	(iv)	-
	982,929	609,610	(359,461)		1,233,078
Payable to shareholders	2,766,313	-	(2,766,313)	(vi)	-
Convertible debenture	-	1,828,405	(1,828,405)	(iii)	-
Future income tax liability	-	-	151,970	(viii)	151,970
	3,749,242	2,438,015	(4,802,209)		1,385,048
Shareholders' equity:					
Share capital (note 4)	12,762,654	36,131,634	1,828,405	(iii)	20,761,094
			1,740,000	(v)	
			2,766,313	(vi)	
			3,492,127	(viii)	
			(37,960,039)	(viii)	
Contributed surplus	-	829,235	(829,235)	(viii)	-
Deficit	(10,347,709)	(35,297,147)	35,297,147	(viii)	(10,347,709)
	2,414,945	1,663,722	6,334,718		10,413,385
	$ 6,164,187	$ 4,101,737	$ 1,532,509		$ 11,798,433

See accompanying notes to the pro forma consolidated financial statements.

DIAGEM INTERNATIONAL RESOURCE CORP.

Pro Forma Combined Statement of Operations
(Unaudited – see compilation report)
(Expressed in Canadian dollars)

Six months ended December 31, 2001

	Diagem International Resource Corp.	Emerging Africa Gold (EAG) Inc Note 5(a)	Pro forma adjustments	Note 3 (b)	Pro forma combined income statement
Income:					
Interest income	$ -	$ 66,615	$ (66,615)	(i)	$ -
Other income	-	12,253	-		12,253
Management fees	-	139,650	-		139,650
	-	218,518	(66,615)		151,903
General and administrative expenses	330,266	265,588	(113,548) (79,641)	(iii) (vi)	402,665
Loss before other expenses (income)	330,266	47,070	(126,574)		250,762
Other expenses (income):					
Gain on disposal of investment	-	(3,050)	-		(3,050)
Issuance of convertible debentures	-	225,000	-		225,000
Write off of accrued liability	(6,011)	-	-		(6,011)
Gain from acquisition of Joint Venture interest	(312,358)	-	-		(312,358)
	(318,369)	221,950	-		(96,419)
Net loss for the period	$ 11,897	$ 269,020	$ (126,574)		$ 154,343
Basic and diluted loss per share	$ 0.00	$ 0.01			$ 0.00
Weighted average number of common shares outstanding, note 3(b)(iv) (000's)	44,595	53,193			129,907

See accompanying notes to pro forma consolidated financial statements

DIAGEM INTERNATIONAL RESOURCE CORP.

Pro Forma Combined Statement of Operations
(Unaudited – see compilation report)

Year ended June 30, 2001

	Diagem International Resource Corp.	Emerging Africa Gold (EAG) Inc. Note 5(b)	Pro forma adjustments	Note 3(c)	Pro forma combined income statement
Income:					
Commission earned on third party diamond sales	$ 38,802	$ -	$ -		$ 38,802
Interest income	-	124,814	(124,814)	(i)	-
Other income	3,790	-	-		3,790
Management fees	-	122,700	-		122,700
	42,592	247,514	(124,814)		165,292
General and administrative expenses	1,237,319	744,933	(91,006)	(ii)	1,891,246
Loss before other expenses (income)	1,194,727	497,419	33,808		1,725,954
Other expenses (income):					
Gain on sale of property, plant and equipment	(156,024)	-	-		(156,024)
Write down of investment	-	1,790,000	-		1,790,000
Write off of accrued liability	(53,829)	-	-		(53,829)
Write down of mineral properties & assets	13,025	1,493,107	-		1,506,132
Loss on disposal of Joint Venture interest	629,807	-	-		629,807
	432,979	3,283,107	-		3,716,086
Net loss for the year before share in loss of a company subject to significant influence	1,627,706	3,780,526	33,808		5,442,040
Share in loss in company subject to significant influence	-	1,014,244			1,014,244
Net loss for year	$ 1,627,706	$ 4,794,770	$ 33,808		6,456,284
Basic and diluted loss per share	$ 0.04	$ 0.11			$ 0.06
Weighted average number of common shares outstanding, note 3(c)(iii) (000's)	41,550	43,638			117,306

See accompanying notes to pro forma consolidated financial statements

1. Basis of presentation:

The accompanying unaudited pro forma consolidated financial statements have been compiled for the purpose of inclusion in the Management Information Circular which is to be considered at the Extraordinary General Meeting of the Diagem International Resource Corp. ("Diagem", the "Company") on May 24, 2002. The pro forma consolidated financial statements of Diagem give effect to the Amalgamation Agreement dated April 19, 2002, relating to the proposed amalgamation of Diagem Resource (Quebec) Inc. (a wholly owned subsidiary of Diagem) and Emerging Africa Gold (EAG) Inc. ("EAG") and includes:

(a) the unaudited consolidated balance sheet of Diagem as at December 31, 2001 consolidated with the audited consolidated balance sheet of EAG as at December 31, 2001;

(b) the unaudited interim consolidated statement of operations of Diagem for the six month period ended December 31, 2001 combined with the unaudited consolidated statement of operations of EAG for the six month period ended December 31, 2001;

(c) the audited consolidated statements of operations of Diagem for the year ended June 30, 2001 combined with the unaudited consolidated statement of operations of EAG for the year ended June 30, 2001; and

(d) pro forma adjustments necessary to reflect the amalgamation of Diagem and EAG as if it occurred on the dates set out in note 3.

Management of Diagem has prepared the pro forma statements to include all adjustments necessary for the fair presentation of the contemplated transactions in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Diagem's accounting policies. These pro forma consolidated financial statements are not necessarily indicative of the financial position that would have been attained had the transaction actually taken place at the date indicated and does not purport to be indicative of the effects that may be expected to occur in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Diagem and EAG described above.

2. Pro forma transaction and assumptions:

Diagem and EAG have entered into an agreement to complete a business combination. Under the terms of the proposed business combination, Diagem will issue 63,540,299 common shares to shareholders of EAG on the basis of one Diagem share for each one EAG share outstanding at the date of amalgamation. In addition, Diagem will issue 5,000,000 share purchase warrants and 3,070,000 stock options as outlined in note 5.

The business combination is accounted for as a purchase transaction, with Diagem being identified as the acquirer of EAG. The pro forma consolidated financial statements of Diagem are presented at the historical amounts recorded in its accounts and at the historical amounts recorded in the accounts of EAG as adjusted to their fair value reflecting the application of the purchase method of accounting for a business combination. The pro forma consideration paid has been allocated to the fair value of net assets of EAG as follows:

Fair value of net assets acquired:	
Accounts receivable	$ 29,099
Due from related companies	138,836
Investments	2,456,414
Mineral properties	1,600,332
Property, plant and equipment	59,600
	4,284,281
Less:	
Liabilities assumed	440,184
Future income tax liability	151,970
	592,154
	$ 3,692,127
Consideration given:	
Common shares, stock options, and warrants of Diagem	$ 3,492,127
Estimated acquisition costs	200,000
	$ 3,692,127

The pro forma consideration paid exceeds the estimated carrying value of EAG's net assets at the date of amalgamation by $295,000, which has been applied to the mineral properties.

The fair value of the common shares and warrants and stock options to be issued by Diagem was determined based on the fair value of the net assets acquired by Diagem

The completion of the business combination is subject to, amongst other things, regulatory approval and the approval of the amalgamation by both Diagem and EAG shareholders. Fair value of the net assets of EAG to be acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities will vary from those shown above and the differences may be material.

---

3. Pro forma adjustments:

The pro forma consolidated balance sheet and statement of operations reflect the following adjustments:

(a) Assumptions for the pro forma consolidated balance sheet as if the transactions discussed in note 2, in the amalgamation agreement dated April 19, 2002 and the following transactions, which have occurred, or are to occur, prior to or simultaneously with the amalgamation, had occurred on December 31, 2001:

(i) Settlement by St. Genevieve Resources Ltd. of a debt owing to EAG in the amount of $831,630, including a loan, accrued interest and a portion of advances, by deliverance of 10,770,277 common shares of KWG Resources Inc. to EAG.

(ii) Settlement by KWG Resources Inc. of a debt owing to EAG in the amount of $1,092,155 as at December 31, 2001, including a loan, accrued interest and advances, by issuance of 11,259,342 common shares of KWG Resource Inc. to EAG.

(iii) Conversion of EAG's convertible debenture of $1,828,405, inclusive of interest, into 9,536,427 common shares of EAG.

(iv) Payment in full of EAG's loans payable to a director and to a shareholder, of EAG in the amount of $300,000 plus $2,019 in accrued interest.

(v) Completion of a $1,750,000 private placement at $0.20 per unit, where each unit consists of one common share in Diagem and one share purchase warrant. Each warrant can be converted into one common share of the Company at an exercise price of $0.23 for the first year and at $0.33 for the second year. Net cash proceeds, after estimated share issuance costs of $10,000, was $1,740,000.

(vi) Conversion of Diagem's shareholder loan of $2,766,313, inclusive of $303,805 accrued interest, into 13,831,566 shares of the Company

(vii) Elimination of $150,000 loan payable to EAG by Diagem on consolidation.

(viii) Issue equity consideration plus other acquisition costs of $200,000 to acquire 100% of the issued common shares of EAG, as described in note 2, including the recognition of the future income tax liability based on differences between the pro forma accounting and the tax bases of the acquired assets and liabilities.

(b) Assumptions for the pro forma combined statement of operations for the six month period ended December 31, 2001 as if the transactions and assumptions described in note 2 and 3, and in the amalgamation agreement dated April 19, 2002, had occurred on July 1, 2001:

(i) Elimination of $66,615 in interest income accrued on the receivable balances noted in 3(a)(i) and (ii).

(ii) Elimination of $113,548 in interest expense pertaining to the convertible debenture noted in 3(a)(iii).

(iii) Elimination of $79,641 in interest expense accrued on the shareholder loan noted in 3(a)(vi).

3. Pro forma adjustments (continued):

(iv) The pro forma loss per share has been calculated using the pro forma weighted average number of Diagem common shares outstanding at December 31, 2001 adjusted to reflect the impact of the pro forma adjustments described in note 3 (a) as though the shares issued had been outstanding at the beginning of the six month period.

(c) Assumptions for the pro forma combined statement of operations for the year ended June 30, 2001 as if the transactions described in note 2 and 3, and in the Amalgamation Agreement dated April 19, 2002, had occurred on July 1, 2000:

(i) Elimination of $124,814 of interest income accrued on the receivable balances noted in 3 (a) (i) and (ii).

(ii) Elimination of $91,006 of interest expense pertaining to the convertible debenture noted in 3 (a) (iii).

(iii) The pro forma loss per share has been calculated using the pro forma weighted average number of Diagem common shares outstanding at June 30, 2001 adjusted to reflect the impact of the pro forma adjustments described in note 3 (a) as consideration as though the shares issued had been outstanding at the beginning of the year then ended.

4. Share capital:

Share capital as at December 31, 2001 in the pro forma consolidated balance sheet is comprised of the following:

	Number of shares	Value assigned
Share capital, as set out in the December 31, 2001 unaudited interim consolidated financial statements of Diagem	44,595,694	$ 12,762,654
Shares issued on completion of private placement, net of share issuance costs, note 3 (a)(v)	8,750,000	1,740,000
Shares issued on conversion of Diagem's payable to shareholder, note 3 (a)(vi)	13,831,566	2,766,313
Shares issued on completion of business acquisition, note 2	63,540,299	3,492,127
	130,717,559	$ 20,761,094

5. EAG consolidated statement of operations:

(a) The consolidated statement of operations of EAG for the six months ended December 31, 2001 has been calculated from audited consolidated statement of operations of EAG for the year ended December 31, 2001, included in the information circular, and the unaudited interim consolidated statement of operations of EAG for the six months ended June 30, 2001 as follows:

	Year ended December 31, 2001	Six months ended June 30, 2001	Six months ended December 31, 2001
		(unaudited)	(unaudited)
Income:			
Interest income	$ 129,586	$ 62,971	$ 66,615
Other income	12,253	-	12,253
Management fees	262,350	122,700	139,650
	404,189	185,671	218,518
General, administrative and financial expenses	949,092	683,504	265,588
Loss before other expenses (income)	544,903	497,833	47,070
Other expenses (income):			
Gain on disposal of investment	(3,050)	-	(3,050)
Issuance of convertible debentures	225,000	-	225,000
	221,950	-	221,950
Net loss for the period before share in loss of a company subject to significant influence	766,853	497,833	269,020
Share in loss in company subject to significant influence	194,244	194,244	-
Net loss for the period	$ 961,097	$ 692,077	$ 269,020

5. EAG consolidated statement of operations (continued):

(b) The consolidated statement of operations of EAG for the year ended June 30, 2001 has been calculated from audited consolidated statement of operations of EAG for the six months ended December 31, 2000, included in the information circular, and the unaudited interim consolidated statement of operations of EAG for the six months ended June 30, 2001 as follows:

	Six months ended December 31, 2000	Six months ended June 30, 2001	Year ended June 30, 2001
		(unaudited)	*(unaudited)*
Income:			
Interest income	$ 61,843	$ 62,971	$ 124,814
Management fees	-	122,700	122,700
	61,843	185,671	247,514
General, administrative and financial expenses	61,429	683,504	744,933
Loss (income) before other expenses (income)	(414)	497,833	497,419
Other expenses (income):			
Write down of investment	1,790,000	-	1,790,000
Write down of mineral properties and assets	1,493,107	-	1,493,107
	3,283,107	-	3,283,107
Net loss for the year before share in loss of a company subject to significant influence	3,282,693	497,833	3,780,526
Share in loss in company subject to significant inflence	820,000	194,244	1,014,244
Net loss for year	$ 4,102,693	$ 692,077	$ 4,794,770

SCHEDULE "D"

Diagem Financial Statements for years ended June 30, 2001 and 2000 and for the years ended June 30, 2000 and 1999 (audited) and six months ended December 31, 2001 (unaudited).

DIAGEM

International Resource Corp.

Annual Report

Consolidated Financial Statements
for the years ended
June 30 2001 and 2000

DIAGEM INTERNATIONAL RESOURCE CORP.

Presidents Message

In the wake of the September 11th tragedy, the economic world as we know it changed hastening a recessionary trend. While this could be a challenge for Diagem in the short-term, we are continuing to progress with our development plan and bring our projects in Brazil closer to the commencement of production and further exploration.

To date, we have been able to successfully renegotiate our Rio Tinto JV Agreement, which will have a significant impact on the Company. Diagem now has 100% control over all the assets and the opportunity still exists to bring in a major mining company.

Our primary focus continues to be two-fold - firstly, the continued exploration and bulk testing of the existing kimberlites; and, secondly, an increasing emphasis on alluvial mining, with the construction of new, and the refurbishment of old, equipment. The head of Brazilian operations, Jose Aldo Ferraz, has already undertaken to design and implement these new processing plants for the Company. Not only is he a capable mining engineer, he has considerable "local" experience in the setting up and operation of such plants. Our exploration team has gridded approximately six kilometres of river channel and has completed numerous pits along the grid to determine gravel specifications. Diagem currently has several hundred kilometres of river channel available for alluvial diamond exploration and development.

These are the first necessary steps Diagem has taken in order to create a portfolio of self-sustainable projects. With our Brazilian assets secure, our other objective was to secure funding in order to move us to the next step of our development plan. In line with these objectives, subsequent to our year-end, we agreed to the merger of Emerging Africa Gold (EAG) and Diagem. Due to the synergy created by a combined company, the directors and management of Diagem have concluded that this merger makes good sense. Some of the benefits to the respective parties are as follows:

Diagem
Capital injection of +$1.0m
Acquisition of interests in Canadian diamond assets - James Bay and Wawa, Ontario
Energized management
New marketing and fundraising opportunities
Additional Brazilian opportunities

Emerging Africa Gold
Additional alluvial mining opportunities
Kimberlite opportunities
Energized management
Senior geological team in Brazil

The merging of the two companies is expected to be a lengthy process due to regulatory issues, and will take up to six months to conclude. Diagem International Resource Corp. will be the surviving, operating company. The merger will be effected by way of a share exchange with EAG shareholders on a 1:1 basis.

The merger initiative has already strengthened our team, with the addition of Mousseau Tremblay, a noted geologist with considerable experience in the diamond field. I expect to see further enhancements to both management and the Board of Directors, enabling us to move forward in a more aggressive manner.

The big news in the diamond industry has been the emergence of new producers with the ability to permit retailers to source their own supply. DeBeers is seeking to reposition itself in the market as a unique supplier of polished diamonds to the general public. This is another area in which Diagem has the opportunity to shine. I believe we will, in time, become a major supply source to the industry. At present, both BHP and Aber Resources have taken advantage of being able to move their product up the supply chain. I believe that Diagem will also be well positioned to do so, with significant positive implications for our bottom line.

In conclusion, I remain extremely confident about Diagem's future. We will have diamond production in 2002, as well as more conclusive results from the kimberlites that we have already identified. We will also continue to add to our portfolio of kimberlite targets. I take this opportunity to thank my team, as well as my co-directors, for all the help and guidance given during this past year. I would also like to thank you, our shareholders, for your confidence, courage and foresight in investing in Diagem. I wish you all a good festive season and a prosperous New Year.

"David Cohen"
David Cohen, President
Vancouver, B.C.
October 29, 2001

DIAGEM INTERNATIONAL RESOURCE CORP.

Management Discussion and Analysis

The continuing deterioration in the stock markets as a source of new financing remains the single most significant challenge facing the Company. In particular, funding for junior resource companies, such as Diagem, continues to be scarce. In this climate, Diagem was able to complete successfully a number of financings, during the year and subsequent to the year-end, enabling it to advance its projects, although at a reduced level of activity.

A positive trend has been the general strengthening of the diamond industry, during the current financial year. The Company expects this trend to increase future interest and financing opportunities for diamond companies. In addition to experiencing a strengthening trend during the 2001 calendar year, the diamond industry is also undergoing dynamic change. Most notable is the increasing trend toward vertical integration - with producers of rough diamonds adding value to their goods and down-stream diamond dealers and jewellery manufacturers looking to create strategic alliances with the source suppliers. This is expected to be positive for the Company as it brings its diamond production on-line.

Major transactions

During the year and subsequent to the year-end, the Company entered into a number of significant transactions, undertaken in response to the challenges and opportunities of the prevailing trends noted above.

On March 31, 2001, the Company completed the share exchange agreement dissolving its Brazilian joint venture companies detailed in Note 5 to the accompanying financial statements (the "Financial Statements"). The Company had made substantial investment in the joint venture's assets in the past and the purpose of this transaction was to secure these assets for the future exclusive benefit of the Company. The impact of this transaction was to double to 100% the Company's interest in certain mining plant and equipment and significant diamond properties. By acquiring the mining plant and equipment in this way, the need to finance future mining equipment has been proportionally reduced. For accounting purposes, this transaction resulted in a loss of $629,807 being recorded on the disposal of the Company's joint venture interest.

On April 3, 2001, the Company completed a renegotiated agreement with Rio Tinto. The new agreement changed the nature of the Company's interest in two Brazilian kimberlite properties from an option on up to a 40% interest to a 100% ownership interest, subject to Rio Tinto's limited right to back into up to 55% interest. In addition to providing an increased interest in the properties, the new agreement provides the Company with the ability to develop alluvial mining operations closely proximate to the identified kimberlite pipes, thereby creating logistical efficiencies and operational synergies for the Company's dual projects of kimberlite exploration and alluvial mine development.

Subsequent to the year-end, the Company signed an agreement to merge with Emerging Africa Gold (EAG) Ltd., a development stage diamond mining and exploration company, detailed in Note 4 to the Financial Statements. In addition to providing the Company with potential for increased diamond production in Brazil, the agreement provides the Company with an indirect interest in a prospective diamond region in Ontario, Canada. Furthermore, the merger is contingent upon the Company closing a $1million financing, with the assistance of EAG and its principals, to be used to bring the Company's Brazilian diamond properties into production.

Operational review

At the commencement of the year, the Company's operations focused on the preliminary testing and interpretation of kimberlite samples taken from pipes on its Brazilian properties 213 and 214 and on continuing stream sampling to identify additional kimberlite targets. The five pipes tested all proved to be diamondiferous; but, because of the small size of the samples tested, further work will need to be conducted before any indication of grade or value can be determined. This will require additional funding. Due to the aforementioned reduced levels of financing, proportionally, more effort in the latter part of the year was invested on accelerating the mine development program on properties 213 and 214, with a view to providing working capital from alluvial diamond production to further test the kimberlite pipes. Details of expenditures on mineral properties are provided in Note 6 to the Financial Statements.

The major changes in exploration expenditures over the previous year resulted from an increase in property costs as a result of the value attributed to shares issued as compensation for the posting of the bond detailed in Note 10 (f). Other notable changes included an increase in consulting fees (24%) and salaries (93%) due to increased activity and laboratory costs (relating to the analysis of test samples from the kimberlite pipes), in combination with costs reductions in legal fees and camp administration.

Long-term debt levels have remained constant, with a major shareholder (Note 9) continuing to support the Company by waiving his right to accrued interest and agreeing to maintain the debt on a long-term basis. The decline in working capital deficit from $694,817 to $1,164,961 (see Note 1), is primarily due to the cycle of financings, as the overdraft facility has been utilized on an ongoing basis. In addition, $254,154 of the accounts payable item relate to fees that consultants have agreed to defer in order to permit the Company to apply its limited financial resources to the development of its projects.

Statement of Operations and Deficit

In aggregate, and excluding depreciation and unique items, there was no significant change in the Company's total General and Administration costs in the year. General and Administrative costs included a doubling of expenditures for marketing and shareholder relations, as the Company sought to raise awareness of its projects by contracting out its investor relations activities. The results of these activities did not meet expectations and this function has since been returned to staff.

The most significant captions in the Statement of Operations and Deficit are unique items, including the loss from the share exchange detailed in Note 5 and gains arising on the sale of certain mining plant assets that were made prior to the execution of the share exchange agreement.

DIAGEM INTERNATIONAL RESOURCE CORP.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has confirmed with the Company's independent auditors the scope and results of the annual audit, and reviewed the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, KPMG LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards, and their report follows.

"David Cohen"
David Cohen, President
Vancouver, B.C.
October 29, 2001

"Tony Wood"
Tony Wood, Chief Financial Officer
Vancouver, B.C.
October 29, 2001

KPMG

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors
Diagem International Resource Corp.

We have audited the consolidated balance sheets of Diagem International Resource Corp. as at June 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

September 19, 2001

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

June 30, 2001 and 2000

		2001	2000
Assets			
Current assets:			
Cash		$ 37,326	$ 232,046
Accounts receivable		18,505	189,687
Inventory		20,389	12,145
		76,220	433,878
Mineral properties	(Note 6)	5,347,689	4,486,613
Property, plant and equipment	(Note 7)	256,830	1,370,918
		$ 5,680,739	$ 6,291,409
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank indebtedness		$ 297,872	$ 75,801
Accounts payable and accrued liabilities	(Note 14)	429,078	328,269
Payable to joint venture partner	(Note 8)	514,231	724,625
		1,241,181	1,128,695
Payable to shareholder	(Note 9)	2,474,846	2,459,138
Shareholders' equity:			
Share capital	(Note 10)	12,300,524	11,411,682
Deficit		(10,335,812)	(8,708,106)
		1,964,712	2,703,576
Nature and continuance of operations	(Note 1)		
Subsequent events	(Notes 4, 5, 10(c))		
		$ 5,680,739	$ 6,291,409

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

David Cohen" David Cohen, *President and Director*

"Tony Wood" Tony Wood, *Chief Financial Officer and Director*

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended June 30, 2001 and 2000

			2001		2000
Revenue:					
Commission earned on third party diamond sales		$	38,802	$	65,535
Other income			3,790		-
			42,592		65,535
General and administrative expenses:					
Accounting and audit			107,130		36,700
Bad Debts			-		40,126
Bank charges and interest			21,183		22,018
Consulting			1,137		10,485
Depreciation and amortization			542,278		384,508
Foreign exchange			(73,725)		(64,769)
Legal			70,973		72,658
Management fee			3,988		-
Marketing and shareholder relations			110,702		54,113
Office			87,477		57,103
Operating leases			2,781		11,051
Sundry expenses			2,308		-
Rent			24,555		18,677
Salaries and benefits			250,937		208,720
Travel			28,726		39,561
Utilities			15,048		21,296
Vehicles			41,821		33,327
			1,237,319		945,574
Gain on sale of property, plant and equipment			156,024		113,820
Rental income, net			-		126,494
Write-off of accrued liability			53,829		163,583
Write down of property, plant and equipment	(Note 7)		-		(1,705,159)
Write down of inventory			-		(178,841)
Write down of mineral properties	(Notes 5 & 6)		(13,025)		(98,308)
Loss on disposal of joint venture interest	(Note 5)		(629,807)		-
Net loss for the year			1,627,706		2,458,450
Deficit, beginning of year			8,708,106		6,249,656
Deficit, end of year		$	10,335,812	$	8,708,106
Basic and diluted loss per share			$ 0.04		$ 0.07
Weighted average number of common shares outstanding (000's)			41,550		36,670

See accompanying notes to consolidated financial statements.

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended June 30, 2001 and 2000

	2001	2000
Cash and cash equivalents provided from (used for):		
Operating activities:		
Net loss for the year	$ (1,627,706)	$ (2,458,450)
Items not affecting cash:		
Depreciation and amortization	542,278	384,508
Gain on sale of property, plant and equipment	(156,024)	(113,820)
Write-off of accrued liability	(53,829)	(163,583)
Write down of property, plant and equipment	-	1,705,159
Write down of inventory	-	178,841
Write-off of mineral properties	13,025	98,308
Loss on disposal of joint venture interest	629,807	-
Net change in non-cash working capital items:		
Accounts receivable	110,509	(53,955)
Inventory	(8,244)	6,116
Accounts payable and accrued liabilities	154,687	(91,724)
	(395,497)	(508,600)
Investing activities:		
Expenditures on mineral properties	(724,101)	(617,438)
Cash disposed of with joint venture interest	(27,554)	-
Proceeds on disposal of property, plant and equipment	190,033	122,820
Purchase of property, plant and equipment	(8,828)	(8,495)
	(570,450)	(503,113)
Financing activities:		
Issue of shares pursuant to exercise of share options	22,800	16,000
Issue of shares pursuant to exercise of share purchase warrants, net of finance costs	181,200	178,666
Issue of shares pursuant to a private placement, net of finance costs	539,842	902,792
Bank indebtedness (repayments)	222,071	(239,512)
Increase (decrease) in payable to joint venture partner	(210,394)	233,227
Increase in payable to shareholder	15,708	13,621
	771,227	1,104,794
Increase (decrease) in cash and cash equivalents	(194,720)	93,081
Cash and cash equivalents, beginning of year	232,046	138,965
Cash and cash equivalents, end of year	$ 37,326	$ 232,046
Supplementary information:		
Interest paid	10,198	13,786
Non-cash transactions:		
Cancellation of shares	(5,000)	-
Issuance of shares as compensation for bond	150,000	-

Supplementary cash flow disclosures (Note 5)

See accompanying notes to consolidated financial statements

(Expressed in Canadian dollars)

1. Nature and continuance of operations:

The Company is incorporated under the laws of British Columbia. Effective July 9, 1996 the Company changed its name to Diagem International Resource Corp. ("Diagem" or the "Company"). Its principal assets are investments in two Brazilian companies involved in mineral exploration and the diamond washing and processing business, the latter operations of which have been suspended. In addition, the Company has an investment in a Barbados company formed for the purpose of marketing diamonds. During the year ended June 30, 2001, the Company disposed of certain joint venture interests (Note 5).

These financial statements have been prepared on the going concern basis notwithstanding that the Company has incurred operating losses in 2001 and 2000 and has a working capital deficiency of $1,164,961 at June 30, 2001, of which $514,231 is payable to joint venture partner (Note 8).

The Company and its subsidiaries are in the process of exploring its mineral properties and have not yet determined whether its properties contain diamond resources that are economically recoverable.

Continuing operations of the Company are therefore dependent upon the continued financial support of a significant shareholder (Note 9) and the ability of the Company to obtain the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due, including exploration and development expenditures, the confirmation of economically recoverable diamonds on its alluvial properties and the discovery of economically recoverable hard rock diamond reserves, the confirmation of its interest in the underlying claims and the attainment of future profitable production. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ materially from the going concern basis.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies followed by the Company.

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its directly or indirectly wholly owned subsidiaries, Diagem Resources Corporation (DRC), Diagem do Brasil Mineração Ltda. (DDB) Mineração C.D.J. Ltda. (MCL) (MCL was 50% owned prior to March 31, 2001, at which date the Company acquired the remaining 50% of the issued shares of MCL), and Diagold Mineração Ltda., and the Company's proportionate share of the assets, liabilities, revenues and expenses relating to its 50% interest in the incorporated joint ventures Diagem Trading Corporation (DTC) (Note 12) and Mineração e Comércio de Diamantes Juina MT Ltda (CDJ) income and expenses to March 31, 2001, the date of CDJ's disposal. These defined abbreviations are used throughout the notes to the consolidated financial statements.

(b) Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and property, plant and equipment, valuation of accounts receivable and inventory and useful lives for depreciation and amortization. Actual results could differ from those reported.

2. Significant accounting policies (continued):

(c) Cash and cash equivalents:

Cash includes cash and other short-term deposits with an initial maturity of 90 days or less which are not subject to significant risk from change in interest rates. The Company restricts investment of temporary cash balances to financial institutions with high credit standing.

(d) Inventory

Inventories consist principally of rough diamonds and are recorded at the lower of cost and estimated market value.

(e) Translation of accounts of foreign subsidiaries and joint venture interests:

The Company's foreign subsidiaries and joint venture interests are considered to be integrated operations. Accordingly, monetary items are translated at rates prevailing at the balance sheet date and non-monetary items and revenues and expenses are translated at exchange rates prevailing at the time of the related transactions. Amortization is translated at the same exchange rates as the assets to which it relates. Exchange gains or losses arising on translation are included in the determination of loss for the period in which they occur.

(f) Mineral Properties:

Amounts shown as mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including general administrative overhead, are expensed as incurred. Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices and the anticipated future costs of exploring, developing and operating a producing mine. The Company does not set a pre-determined holding period for properties with unproven reserves, however, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or determination of value. The amounts recorded as mineral properties and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

In the event that an operational mine is developed and brought into production, the exploration costs associated with that operation will be amortized on a units of production basis.

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations vary amongst the countries in which the Company operates and are continually changing. The Company regularly monitors changes in such laws and regulations and will make expenditures to comply with such laws and regulations as they become necessary. Significant expenditures of this nature have not been required to date.

2. **Significant accounting policies (continued):**

(g) Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs. The costs of major replacements and improvements are capitalized. Maintenance and repair costs are charged to operations as incurred.

Depreciation rates are provided on a straight-line basis at the following annual rates:

Asset	Rate
Buildings	4%
Plant and machinery	10% - 30%
Office equipment	10% - 30%
Automotive	20%
Leasehold improvements	20%

(h) Loss per share:

Basic and diluted loss per share has been calculated based on the weighted average number of common shares outstanding in the respective periods.

(i) Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximates their fair value due to their short-term nature. The fair value of payable to shareholders is not practicably determinable due to the related party nature of the amount and the absence of a market for such instruments.

(j) Stock-based compensation:

The Company grants stock options to officers, directors and employees from time to time. No compensation expense is recorded when stock or stock options are issued to participants. Any consideration paid by the participants on exercise of stock options is credited to share capital, net of issue costs.

(k) Segmented information:

The Company's principal operations, located in Brazil, relate to diamond exploration and production. The Company conducts its business in a single operating segment being the investment, exploration and development of mineral properties. For each of the years presented, substantially all revenues were earned from Brazilian operations. Mineral properties are situated in Brazil (Note 6) and substantially all property, plant and equipment is situated in Brazil (Note 7).

(Expressed in Canadian dollars)

2. Significant accounting policies (continued):

(l) Income taxes:

Effective January 1, 2000 the Canadian Institute of Chartered Accountants changed the standards relating to the accounting for income taxes. Under the new standard future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Prior to the adoption of this new accounting standard, the Company accounted for income taxes using the deferral method whereby deferred income tax expense was determined based on differences in timing of recognition of revenue and expense items for accounting and income tax purposes, and was measured using tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward were not recognized unless there was virtual certainty that they would be realized.

The Company has adopted the new income tax accounting standard retroactively without restatement and the Company has determined that there is no effect on prior years' results. The Company's net future tax assets are offset by a valuation allowance.

3. Earnings (loss) per share:

The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") revised handbook section 3500 on earnings per share. This revised standard is mandatory for fiscal years beginning on or after January 1, 2001, and has been given retroactive application. All comparative financial statements have been restated to reflect this change in policy.

Under this revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options issued. The adoption of the revised standard resulted in no changes to the previously reported amounts for basic and diluted earnings per share. Potentially dilutive securities that are currently anti-dilutive are as follows.

	Years ended June 30	
	2001	**2000**
Stock options	3,450,000	2,855,000
Warrants	3,911,333	4,337,999
Potentially dilutive securities	7,361,333	7,192,999

(Expressed in Canadian dollars)

4. Emerging Africa Gold Inc amalgamation:

Subsequent to the June 30, 2001, Diagem has reached an agreement with Emerging Africa Gold (EAG) Inc. (EAG) pursuant to which EAG will amalgamate with a new wholly owned subsidiary of Diagem.

Pursuant to the terms of the letter of agreement, which has been approved by the boards of both companies, the EAG shareholders will receive one common share of Diagem for each common share of EAG held. Any options, warrants or exchangeable securities in EAG will be exchanged into like securities in Diagem. EAG has approximately 51.5 million common shares issued and outstanding, 3.1 million share options and 5.5 million share purchase warrants. In addition, EAG has approximately $2 million of debentures which are to be converted into EAG shares at $0.20 per share prior to the amalgamation. The transaction is subject to a number of conditions, including due diligence and regulatory approval.

Diagem will absorb all of EAG's assets and personnel. The new company will operate as Diagem. With this transaction, Diagem will acquire further Brazilian properties and indirect interest in joint ventures in various prospective diamond properties in Ontario, Canada.

As a condition of the amalgamation Diagem is to complete, with the assistance of EAG and its principals, a $1 million financing at a price of $0.20 per unit, each unit consisting of one share and one purchase warrant to acquire a common share for a period of two years at a price of $0.23 in the first year and $0.33 in the second and the Company's loans from a significant shareholder are to be converted into Diagem shares at a price of $0.20 per share.

5. Disposal of joint venture interest:

Pursuant to a share exchange agreement dated March 31, 2001 the Company has entered into an arrangement to dissolve its relationship with its co-venturer in certain Brazilian operations. The Company owned a 50% interest in two companies, CDJ and MCL, in Mato Grosso State, Brazil. Pursuant to the share exchange agreement the Company acquired the 50% ownership of MCL that it did not previously own, thereby giving the Company 100% ownership of MCL. In exchange, the Company relinquished its 50% ownership in CDJ.

The Company has accounted for this share exchange agreement as a non-monetary transaction using estimated fair values. In addition, the Company had previously consolidated the financial statements of MCL in its consolidated financial statements up to March 31, 2001. As a result of the transactions the Company has recorded a loss of $642,832 during the year ended June 30, 2001 consisting of the disposal of the following net assets:

Cash	$	27,554
Accounts receivable		55,673
Mineral Properties		13,025
Property, plant and equipment		546,629
Accounts payable and accrued liabilities		(49)
	$	642,832

Subsequent to the June 30, 2001, DTC became a wholly owned subsidiary of Diagem.

(Expressed in Canadian dollars)

6. Mineral properties:

Year ended June 30, 2001	Brazil 213&214	Chapada West	Chapada East and Others	Canada Ridge 17	Total
Balance as at June 30, 2000	$ 527,350	$ 3,772,818	$ 179,643	$ 6,802	$ 4,486,613
Camp supplies and administration	38,166	–	–	–	38,166
Capital equipment	3,979	–	–	–	3,979
Consultants	340,988	–	–	–	340,988
Drilling	299	–	–	–	299
Geology and geophysics	(59)	–	–	–	(59)
Health	463	–	–	–	463
Laboratory expenses	48,300	–	–	–	48,300
Legal	38,528	–	–	–	38,528
Management fees	560	–	–	–	560
Other	7,597	–	–	–	7,597
Property costs	245,240	1,796	11,057	110	258,203
Salaries	86,165	–	–	–	86,165
Telephone	4,708	–	–	–	4,708
Travel, meals and accommodation	35,508	–	–	–	35,508
Vehicle costs	10,696	–	–	–	10,696
	861,138	1,796	11,057	110	874,101
Write off of mineral properties	–	(13,025)	–	–	(13,025)
Balance as at June 30, 2001	$ 1,388,488	$ 3,761,589	$ 190,700	$ 6,912	$ 5,347,689

Year ended June 30, 2000	Brazil 213&214	Chapada West	Chapada East and Others	Canada Ridge 17 & Ken	Total
Balance as at June 30, 1999	$ 92,042	$ 3,807,449	$ 31,510	$ 36,482	$ 3,967,483
Camp supplies and administration	72,408	–	5,311	–	77,719
Capital equipment	4,217	–	–	–	4,217
Consultants	157,577	–	117,437	–	275,014
Drilling	1,035	–	–	–	1,035
Geology and geophysics	9,876	–	1,129	–	11,005
Health	90	–	–	–	90
Laboratory expenses	5,870	–	–	–	5,870
Legal	77,578	–	10,000	–	87,578
Management fees	5,276	11,502	–	–	16,778
Other	20,327	(7,858)	13,995	525	26,989
Property costs	–	–	261	–	261
Research studies	17,000	–	–	–	17,000
Salaries	28,968	15,734	–	–	44,702
Telephone	3,456	2,303	–	–	5,759
Travel, meals and accommodation	21,263	7,788	–	–	29,051
Vehicle costs	10,367	4,003	–	–	14,370
	435,308	33,472	148,133	525	617,438
Write off of mineral properties	–	(68,103)	–	(30,205)	(98,308)
Balance as at June 30, 2000	$ 527,350	$ 3,772,818	$ 179,643	$ 6,802	$ 4,486,613

(Expressed in Canadian dollars)

6. Mineral properties (continued):

(a) Brazil:

(*i*) 213 & 214 Properties (previously referred to as the "Rio Tinto optioned mineral licenses"):

As of April 3, 2001, DDB entered into a renegotiated agreement with Rio Tinto Desenvolvimentos Minerais Ltda (100% owned subsidiary of Rio Tinto Plc) regarding the 213 & 214 properties totaling approximately 20,000 hectares. This agreement supercedes the previous agreement dated March 18, 1999 and provides Diagem with a 100% ownership interest in these properties, whilst Rio Tinto retains a limited option to back into the properties for up to a 55% interest or receive royalties, ranging from 1.5% to 2.5% on production from diamond deposits. Additional royalties of 2.5% are payable on the development of specified area capped at cumulative payments of US$6 million. This option will terminate within 90 days once the Company has completed US$6million of expenditures on these properties. Rio Tinto's option is with respect to primary source deposits only and excludes the Company's alluvial operations on the properties.

The initial three-year term of mineral right 213, expired in August 2001 and the Company has applied for a two year extension of a possible three years permitted by the government. During the year ended June 30, 2001, the Brazilian Department of Mineral Production ("DNPM") approved the "Final Exploration Report" on the 214 mineral right. In approving the report the DNPM provides the Company with an exclusive right to apply for a mining concession. The Company is in the process of completing the detailed reports required for this process and has requested an extension to complete these reports. The resulting mining license exists so long as deposits are being developed and mined.

The April 3, 2001 agreement superseded the original agreement dated March 18, 1999. This provided the Company with an option to earn up to a 40% interest in the 213 & 214 Properties. The Company was required to spend US$300,000 on exploration by September 30, 1999 and a further US$900,000 on exploration and evaluation by September 30, 2000 to earn the 40% interest in the mineral licenses. Expenditures made on these properties, during the initial time period, were severely restricted due to delays in gaining access. As part of the process of gaining access, and in order to satisfy the Brazilian mining code requirements, the subject mineral rights were transferred to the Company during the year ended June 30, 2000. The original option agreement, however, provided, in general, for such situations and required that the arrangement be re-examined.

(*ii*) Chapada West:

As a result of the Share exchange agreement (Note 5), the Company increased its interest in the 9,550 hectare, Chapada West property, located in Mato Grosso State, Brazil, from 50% to 100%. During the prior year the Company had applied for and subsequently been granted a two year extension to the exploration license and mineral right relating to this property.

Prior to the aforementioned agreement, the Company's then 50% interest in the Chapada West property was held by MCL pursuant to an agreement dated August 12, 1996 and an agreement dated August 20, 1997. The latter of these had given the Company control over the exploration activities and expenditures.

(*iii*) Chapada East and other directly held mineral rights:

The Company has been granted exploration licenses covering approximately 58,226 hectares of property contiguous or proximate to the Chapada West Property in Mato Grosso State, Brazil. The mineral rights are directly held by DDB.

(Expressed in Canadian dollars)

6. **Mineral properties (continued):**

(*iv*) Other priority applications:

The Company has applied for exploration licenses covering approximately 40,339 hectares of property contiguous or proximate to the Chapada Properties in Mato Grosso State, Brazil. Once the application process is finalized these properties will be held by DDB.

(b) Canada:

(*i*) Whitehorse Mining Division, Yukon:

The Company has one claim, Ridge 17, which was acquired by staking (2000 – two claims).

7. **Property, plant and equipment:**

2001	Cost	Accumulated Depreciation	Net Book Value
Land	$ 243,309	$ -	$ 243,309
Plant and machinery	1,567,253	1,560,762	6,491
Office equipment	57,587	50,557	7,030
Automotive	37,939	37,939	-
Leasehold improvements	130,641	130,641	-
	$ 2,036,729	$ 1,779,899	$ 256,830

2000	Cost	Accumulated Depreciation	Net Book Value
Land	$ 542,526	$ -	$ 542,526
Buildings	286,575	120,777	165,798
Plant and machinery	2,279,213	1,707,428	571,785
Office equipment	84,939	66,259	18,680
Automotive	351,790	351,790	-
Leasehold improvements	130,641	58,512	72,129
	$ 3,675,684	$ 2,304,766	$ 1,370,918

During the year ended June 30, 2000 management decided not to increase the level of its investment in the mining operations of CDJ and MCL under the existing operational and corporate joint venture structure. Accordingly, the carrying value of property and plant (including land) associated with these investments was written down by $1,705,159 during the year ended June 30, 2000 to reflect management's estimate of its net recoverable amount.

8. **Payable to joint venture partner:**

The Company recognizes its 50% proportionate share of the assets and liabilities of the incorporated joint venture DTC. The amount payable by the Company to DTC exceeds its share of the net assets of the joint venture; this excess is recorded as a payable to the joint venture partner.

(Expressed in Canadian dollars)

9. Payable to shareholder:

Loans from a significant shareholder are as follows:

		2001		2000
(a) Loan to Diagem Resources Corporation:				
Principal	$	1,516,947	$	1,516,947
Interest		224,165		224,165
		1,741,112		1,741,112
(b) Advance to Diagem International Resource Corp.		514,734		495,606
(c) Loan to Diagem Trading Corporation		219,000		222,420
	$	2,474,846	$	2,459,138

(a) Loan to Diagem Resources Corporation:

Amounts payable to a shareholder of the Company by Diagem Resources Corporation are unsecured and for the current and prior year the shareholder has waived his right to earned interest. Prior to July 1, 1999, interest at 10.5% per annum was accrued.

(b) Advance to Diagem International Resource Corp.:

Amounts payable to a shareholder of the Company by Diagem International Resource Corp. are interest free, due on demand, and are unsecured.

(c) Loans to Diagem Trading Corporation:

In addition to the shareholder loans detailed above, the same individual, a significant shareholder of the Company, made loans to DTC, in 1998, who in turn advanced the funds to MCL in Brazil. The total amount of the loan was an advance of US$300,000, for the purchase of a parcel of production diamonds from MCL. 50% of this loan is included in these financial statements due to the use of the proportionate consolidation method of accounting for DTC.

As the shareholder has indicated that he will not demand repayment prior to July 1 2002, the payable to shareholder has been classified as non-current as at June 30, 2001.

10. Share capital:

(a) Authorized:

100,000,000 common shares without par value.

(Expressed in Canadian dollars)

10. Share capital (continued):

(b) Issued:

	Number of shares	Amount
Balance as at June 30, 1999	34,010,065	$ 10,314,224
Pursuant to private placement	1,666,666	250,000
Pursuant to private placement, net of finance costs	2,738,000	652,792
Pursuant to exercise of share purchase warrants	622,222	178,666
Pursuant to exercise of share options	100,000	16,000
Balance as at June 30, 2000	39,136,953	11,411,682
Pursuant to private placement, net of finance costs	1,200,000	539,842
Pursuant to exercise of share purchase warrants	1,006,666	181,200
Pursuant to exercise of share options	150,000	22,800
Pursuant to share issue as compensation for posting bond	600,000	150,000
Cancellation of shares	(20,000)	(5,000)
Balance as at June 30, 2001	42,073,619	$ 12,300,524

(c) Private Placements:

On October 29, 1999 the Company completed a non-brokered private placement for a total of 1,666,666 units at a price of $0.15 per unit, for gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase an additional share for $0.18 in the first year and $0.25 in the second year.

On April 25, 2000 the Company completed a non-brokered private placement for a total of 2,738,000 units at a price of $0.25 per unit for gross proceeds of $684,500. The value for the shares issued is shown net of $31,708 of issuance costs. Each unit consisted of one share and one share purchase warrant which entitles the holder to purchase an additional share for $0.40 in the first year and $0.50 in the second year. If the warrants are not exercised within 30 consecutive calendar days of the price of the Company shares closing for 30 consecutive trading days at $1.00 or more in the first year or $1.50 or more in the second year, then the warrants will become null and void.

On October 3, 2000 the Company completed a non-brokered private placement for a total of 1,200,000 units at a price of $0.45 per unit for a gross proceeds of $540,000. Each unit consists of one share and one half purchase warrant. Each whole purchase warrant entitles the holder to purchase an additional share for $0.50 in the first year and $0.55 in the second year.

Subsequent to June 30, 2001, the Company completed a non-brokered private placement for a total of 2,522,075 units at a price of $0.20 per unit for gross proceeds of $504,415. Each unit consists of one share and one share purchase warrant which entitles the holder to purchase an additional share for $0.23 in the first year and $0.33 in the second year.

(Expressed in Canadian dollars)

10. Share capital (continued):

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

Balance June 30, 2000	Issued	Exercised	Lapsed / Cancelled	Balance June 30, 2001	Exercise price (year 1/ year 2)	Issue date
1,599,999	-	1,006,666	-	593,333	$0.18/$0.25	October 29, 1999
2,738,000	-	-	20,000	2,718,000	$0.40/$0.50	April 25, 2000
-	600,000	-	-	600,000	$0.50/$0.55	October 3, 2000
4,337,999	600,000	1,006,666	20,000	3,911,333		

Balance June 30, 1999	Issued	Exercised	Lapsed / Cancelled	Balance June 30, 2000	Exercise price (year 1/ year 2)	Issue date
555,555	-	555,555	-	-	$0.30	July 31, 1998
-	1,666,666	66,667	-	1,599,999	$0.18/$0.25	October 29,1999
-	2,738,000	-	-	2,738,000	$0.40/$0.50	April 25, 2000
555,555	4,404,666	622,222	-	4,337,999		

(e) Employee and director share options:

The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares on the ten trading days immediately preceding the day on which the option is granted and publicly announced, and may not otherwise be less than $0.15 per share. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

(Expressed in Canadian dollars)

10. Share capital (continued):

(e) Employee and director share options (continued):

Details of outstanding options are as follows:

Balance, June 30, 2000	Granted	Cancelled or Expired	Exercised	Balance, June 30, 2001	Exercise price	Expiry date
100,000	-	-	-	100,000	0.20	April 21, 2002
150,000	-	-	-	150,000	0.20	May 20, 2002
300,000	-	-	-	300,000	0.20	May 27, 2002
150,000	-	-	-	150,000	0.20	January 23, 2003
100,000	-	-	100,000	-	0.16	August 4, 2000
300,000	-	-	-	300,000	0.18	September 24, 2003
850,000	-	-	-	850,000	0.15	April 8, 2004
100,000	-	50,000	50,000	-	0.16	August 13, 2002
200,000	-	150,000	-	50,000	0.30	January 24, 2002
605,000	-	25,000	-	580,000	0.50	March 1, 2005
-	115,000	-	-	115,000	0.30	August 30, 2005
-	50,000	50,000	-	-	0.50	March 21, 2001
-	35,000	-	-	35,000	0.50	September 25, 2001
-	500,000	500,000	-	-	0.30	January 24, 2002
-	650,000	-	-	650,000	0.21	January 31, 2006
-	150,000	-	-	150,000	0.20	June 25, 2003
-	20,000	-	-	20,000	0.20	June 25, 2006
2,855,000	1,520,000	775,000	150,000	3,450,000		

Balance, June 30, 1999	Granted	Cancelled or Expired	Exercised	Balance, June 30, 2000	Exercise price	Expiry date
200,000	-	-	100,000	100,000	0.16	August 4, 2000
-	200,000	-	-	200,000	0.30	January 24, 2002
100,000	-	-	-	100,000	0.20	April 21, 2002
150,000	-	-	-	150,000	0.20	May 20, 2002
300,000	-	-	-	300,000	0.20	May 27, 2002
-	100,000	-	-	100,000	0.16	August 13, 2002
150,000	-	-	-	150,000	0.20	January 23, 2003
300,000	-	-	-	300,000	0.18	September 24, 2003
850,000	-	-	-	850,000	0.15	April 8, 2004
-	605,000	-	-	605,000	0.50	March 1, 2005
2,050,000	905,000	-	100,000	2,855,000		

(Expressed in Canadian dollars)

10. Share capital (continued):

(f) Shares issued as compensation for posting a bond:

On August 30, 2000, the Company issued 600,000 shares to a significant shareholder as compensation for satisfying a requirement to post a Bond, on behalf of the Company, with the Brazilian Authorities to allow the Company the right of access to one of the Company's mineral properties. The agreement with the significant shareholder also provided that any right to any interest accruing on the Bond would be waived. The shares issued have been valued at the share price at the date of issuance. In conjunction with this transaction, the Company's Board of Directors approved the granting of 500,000 share options exercisable at $0.30 per share to the same shareholder. As a result of the March 31, 2001 share exchange agreement (Note 5) these options were cancelled as of April 30, 2001.

(g) Cancellation of shares:

The Company has cancelled 20,000 units, issued April 25, 2000, for which payment had not been received. Each unit consisted of one share and one share purchase warrant which entitled the holder to purchase an additional share for $0.40 in the first year and $0.50 in the second year.

(h) Escrow shares:

At June 30, 2001, a total of 217,501 (2000 – 217,501) of the Company's issued and outstanding shares are held in escrow. The Company is awaiting regulatory approval to cancel these shares.

11. Income taxes:

The tax effect of the significant temporary differences which would comprise future tax assets and liabilities, at June 30, 2001 are as follows:

Future income tax assets:	
Non-capital loss carryforwards	$ 1,349,616
Capital loss carryforwards	108,957
Total gross future income tax asset	1,458,573
Future income tax liabilities:	
Deferred exploration expenditures	201,015
Property, plant and equipment	45,662
Total gross future income tax liabilities	246,677
Net future income tax assets, before valuation allowance	1,211,896
Valuation allowance	(1,211,896)
Net future income tax assets	$ -

(Expressed in Canadian dollars)

11. Income taxes (continued):

The Company has non-capital losses carried forward in Canada of approximately $3.1 million which are available to reduce future years' income for income tax purposes. These non-capital loss carryforwards expire as follows:

2002	$	6,870
2003		90,073
2004		609,431
2005		656,008
2006		557,333
2007		547,206
2008		611,595
	$	3,078,516

The Company has a capital loss carryforward of approximately $0.6 million which is available to reduce future year capital gains for tax purposes.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projecting future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 44.6% to pre-tax income from continuing operations as a result of the following:

Net loss for the year	$	(1,627,706)
Computed expected tax recovery	$	(725,957)
Increase in valuation allowance		725,957
Income tax expense (recovery)	$	-

(Expressed in Canadian dollars)

12. Joint venture:

The Company participates in a joint venture and the consolidated financial statements include the Company's proportionate share of the assets, liabilities, revenues, expenses, net income and cash flows of the joint ventures, which are as follows:

		2001		2000
Assets:				
Current	$	20,447	$	16,647
Non-current		-		497,524
Liabilities:				
Current		(3,975)		(5,125)
Non-current		(219,000)		(222,420)
Revenues	$	-	$	-
Expenses		(42,996)		(426,898)
Net income (loss)	$	(42,996)	$	(426,898)
Cash flows from:				
Operating activities	$	(42,996)	$	(42,511)

13. Related party transactions:

Included within accounts payable and accrued liabilities at June 30, 2001 is $254,154 (2000 - $114,815) payable to a director for services provided to the Company.

Other related party transactions are disclosed in Notes 8 and 9.

14. Comparative figures:

Certain comparative figures have been reclassified to conform to the current year's presentation.

DIAGEM INTERNATIONAL RESOURCE CORP.

(Expressed in Canadian dollars)

TRADING SYMBOL
CDNX : DGM

BOARD OF DIRECTORS
David Cohen
Alan G. Thompson
Laurence Barber
Paul MacNeill
Tony Wood
Jonathan Goodman
Dr. Mousseau Tremblay

OFFICERS
David Cohen *President*
Tony Wood *Chief Operating Officer and Chief Financial Officer*

REGISTERED OFFICE
Campney & Murphy
Barristers & Solicitors
P.O. Box 48800, Suite 2100, 1111 West Georgia Street, Vancouver, BC, V7X 1K9

CONTACT DETAILS
Suite 700 – 900 West Hastings Street, Vancouver, BC, V6C 1E5
Phone: (604) 688-4367
Facsimile: (604) 687-3912
Email: investors@diagem.com

COUNSEL
Campney & Murphy
Barristers & Solicitors
P.O. Box 48800, Suite 2100, 1111 West Georgia Street, Vancouver, BC, V7X 1K9

AUDITORS
KPMG LLP
P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3

TRANSFER AGENTS AND REGISTRARS
Pacific Corporate Trust,
10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8

Consolidated Financial Statements of

DIAGEM INTERNATIONAL RESOURCE CORP.

(Expressed in Canadian dollars)

Year ended June 30, 2000 and 1999

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors
Diagem International Resource Corp.

We have audited the consolidated balance sheets of Diagem International Resource Corp. as at June 30, 2000 and 1999 and the consolidated statements of operations and deficit, cash flows and mineral properties for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 26, 2000

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

June 30, 2000 and 1999

	2000	1999
Assets		
Current assets:		
Cash and cash equivalents	$ 232,046	$ 138,965
Accounts receivable	189,687	135,732
Inventory	12,145	197,102
	433,878	471,799
Mineral properties (note 3)	4,486,613	3,967,483
Property, plant and equipment (note 4)	1,370,918	3,461,090
	$ 6,291,409	$ 7,900,372
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank overdraft	$ 75,801	$ 315,313
Accounts payable and accrued liabilities	328,269	583,576
Payable to joint ventures (note 5)	724,625	491,398
Payable to shareholder (note 6)	-	2,445,517
	1,128,695	3,835,804
Payable to shareholder (note 6)	2,459,138	-
Shareholders' equity:		
Share capital (note 7)	11,411,682	10,314,224
Deficit	(8,708,106)	(6,249,656)
	2,703,576	4,064,568
Nature and continuance of operations (note 1)		
Contingency (notes 3(a)(*i*) and 11)		
Subsequent events (notes 3(a)(*i*), 7(c), (d), (e), (f) and 12)		
	$ 6,291,409	$ 7,900,372

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"David Cohen" David Cohen, *President and Director*

"Alan G. Thompson" Alan G. Thompson, *Director*

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended June 30, 2000 and 1999

	2000	1999
Revenue:		
Diamond sales	$ -	$ 159,759
Cost of sales	-	154,078
	-	5,681
Commission earned on third party diamond sales	65,535	-
	65,535	5,681
General and administrative expenses:		
Accounting and audit	36,700	20,873
Bad debts (note 10)	40,126	776,625
Bank charges and interest	22,018	22,378
Consulting	10,485	8,334
Depreciation and amortization	384,508	380,872
Foreign exchange	(64,769)	(87,977)
Legal	72,658	45,336
Marketing and shareholder relations	54,113	104,972
Office and sundry	57,103	26,235
Operating leases	11,051	25,236
Rent	18,677	23,650
Salaries and benefits	208,720	236,378
Travel	39,561	40,823
Utilities	21,296	19,778
Vehicles	33,327	29,829
	945,574	1,673,342
Gain on sale of property, plant and equipment	113,820	-
Rental income, net	126,494	55,801
Write-off of accrued liability	163,583	-
Write down of property, plant and equipment (note 4)	(1,705,159)	(922,966)
Write down of inventory	(178,841)	-
Write-off of mineral properties (note 3)	(98,308)	-
Net loss before non-controlling interest	2,458,450	2,534,826
Non-controlling interest	-	(279,026)
Net loss for the year	2,458,450	2,255,800
Deficit, beginning of year	6,249,656	3,993,856
Deficit, end of year	$ 8,708,106	$ 6,249,656
Loss per share	$ 0.07	$ 0.07

See accompanying notes to consolidated financial statements.

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended June 30, 2000 and 1999

	2000	1999
Cash and cash equivalents provided from (used for):		
Operating activities:		
Net loss for the year	$ (2,458,450)	$ (2,255,800)
Items not affecting cash:		
Depreciation and amortization	384,508	380,872
Gain on sale of property, plant and equipment	(113,820)	-
Write-off of accrued liability	(163,583)	-
Write down of property, plant and equipment	1,705,159	922,966
Write-off of mineral properties	98,308	-
Write down of inventory	178,841	-
Non-controlling interest	-	(279,026)
Net change in non-cash working capital items:		
Accounts receivable	(53,955)	1,375,007
Inventory	6,116	700,011
Accounts payable and accrued liabilities	(91,724)	46,784
	(508,600)	890,814
Investing activities:		
Mineral properties	(617,438)	(767,922)
Proceeds on disposal of property, plant and equipment	122,820	-
Purchase of property, plant and equipment	(8,495)	(64,504)
	(503,113)	(832,426)
Financing activities:		
Issue of shares pursuant to exercise of share options	16,000	-
Issue of shares pursuant to exercise of share purchase warrants	178,666	117,570
Issue of shares pursuant to a private placement, net of finance costs	902,792	200,000
Bank overdraft drawings (repayments)	(239,512)	315,313
Increase (decrease) in payable to joint ventures	233,227	(309,746)
Increase (decrease) in payable to shareholder	13,621	(244,595)
	1,104,794	78,542
Increase (decrease) in cash and cash equivalents	93,081	136,930
Cash and cash equivalents, beginning of year	138,965	2,035
Cash and cash equivalents, end of year	$ 232,046	$ 138,965
Supplementary information:		
Interest paid	$ 13,786	$ -
Income taxes paid	-	-

See accompanying notes to consolidated financial statements.

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Mineral Properties
(Expressed in Canadian dollars)

Years ended June 30, 2000 and 1999

	2000	1999
Property costs	$ 261	$ 29,688
Exploration expenditures:		
Camp supplies and administration	77,719	15,277
Capital equipment	4,217	6,350
Consultants	275,014	328,479
Drilling	1,035	99,393
Geology and geophysics	11,005	1,690
Legal	87,578	-
Other	26,989	19,186
Health	90	803
Laboratory expenses	5,870	28,145
Management fees	16,778	-
Salaries	44,702	84,897
Telephone	5,759	8,073
Travel, meals and accommodation	29,051	95,403
Vehicle costs	14,370	50,538
Research studies	17,000	-
	617,177	738,234
	617,438	767,922
Mineral properties, beginning of year	3,967,483	3,199,561
Write-off of mineral properties	(98,308)	-
Mineral properties, end of year	$ 4,486,613	$ 3,967,483

See accompanying notes to consolidated financial statements.

(Expressed in Canadian dollars)

1. Nature and continuance of operations:

The Company is incorporated under the laws of British Columbia. Effective July 9, 1996 the Company changed its name to Diagem International Resource Corp. ("Diagem" or the "Company"). Its principal assets are investments in three Brazilian companies which hold diamond properties and a diamond washing and processing plant, all in Brazil, and a Barbados company formed for the purpose of marketing diamonds.

These financial statements have been prepared on the going concern basis notwithstanding that the Company has incurred substantial operating losses in 2000 and 1999 and has a working capital deficiency of $694,817 at June 30, 2000, of which $724,625 is payable to joint venture partner (note 5). The Company and its subsidiaries are in the process of exploring its mineral properties and have not yet determined whether its properties contain diamond reserves that are economically recoverable. The Company has suspended its diamond washing and processing plant's operations and currently does not have sufficient funds to meet its operating expenses or all of its planned exploration activities. In addition, the Company is in the process of renegotiating its option agreement in respect of the Rio Tinto optioned mineral licenses (note 3(a)(*i*)) for which the Company has not met required expenditures amounts and has recorded deferred costs of $527,350 as at June 30, 2000. Failure to renegotiate this option agreement on terms favourable to the Company would require these costs to be written off. Continuing operations of the Company are therefore dependent upon the continued financial support of a significant shareholder (note 6) and the ability of the Company to obtain the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due, including exploration and development expenditures, the confirmation of economically recoverable diamonds on its alluvial properties and the discovery of economically recoverable hard rock diamond reserves, the confirmation of its interest in the underlying claims and the attainment of future profitable production. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ materially from the going concern basis.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies followed by the Company.

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its directly or indirectly wholly-owned subsidiaries, Diagem Resources Corporation (DRC), Diagem do Brasil Mineracao Ltda. (Diagem do Brasil) and Diagold Mineracao Ltda., its 50% owned subsidiary Mineracao C.D.J. Ltda. (MCL), and the Company's proportionate share of the assets, liabilities, revenues and expenses relating to its 50% interest in the incorporated joint ventures Diagem Trading Corporation (DTC) and Mineracao e Comercio de Diamantes Juina MT Ltda. (CDJ).

2. **Significant accounting policies (continued):**

(b) Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and property, plant and equipment, valuation of accounts receivable and inventory and useful lives for depletion and amortization. Actual results could differ from those reported.

(c) Cash and cash equivalents:

Cash includes cash and other short-term deposits with an initial maturity of 90 days or less which are not subject to significant risk from change in interest rates. The Company restricts investment of temporary cash balances to financial institutions with high credit standing.

(d) Inventory:

Inventories consist principally of rough diamonds and are recorded at the lower of cost and estimated market value.

(e) Translation of accounts of foreign subsidiaries and joint venture interests:

The Company's foreign subsidiaries and joint venture interests are considered to be integrated operations. Accordingly, monetary items are translated at rates prevailing at the balance sheet date and non-monetary items and revenues and expenses are translated at exchange rates prevailing at the time of the related transactions. Amortization is translated at the same exchange rates as the assets to which it relates. Exchange gains or losses arising on translation are included in the determination of loss for the period in which they occur.

(f) Mineral properties:

Amounts shown as mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including general administrative overhead, are expensed as incurred. Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices and the anticipated future costs of exploring, developing and operating a producing mine. The Company does not set a pre-determined holding period for properties with unproven reserves, however, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

2. Significant accounting policies (continued):

(f) Mineral properties (continued):

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or determination of value. The amounts recorded as mineral properties and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

In the event that an operational mine is developed and brought into production, the exploration costs associated with that operation will be amortized on a units of production basis.

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations vary amongst the countries in which the Company operates and are continually changing. The Company regularly monitors changes in such laws and regulations and will make expenditures to comply with such laws and regulations as they become necessary. Significant expenditures of this nature have not been required to date.

(g) Property, plant and equipment:

Property, plant and equipment is recorded at cost less accumulated depreciation and write-downs. The costs of major replacements and improvements are capitalized. Maintenance and repair costs are charged to operations as incurred.

Depreciation rates are provided on a straight-line basis at the following annual rates:

Asset	Rate
Buildings	4%
Plant and machinery	10% - 30%
Office equipment	10% - 30%
Automotive	20%
Leasehold improvements	20%

(h) Loss per share:

Basic loss per share has been calculated based on the weighted average number of common shares outstanding in the respective periods. Fully diluted loss per share has not been presented as all outstanding options and warrants are anti-dilutive.

(i) Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximates their fair value due to their short-term nature. The fair value of payable to shareholders is not practicably determinable due to the related party nature of the amount and the absence of a market for such instruments.

(j) Stock-based compensation:

The Company grants stock options to officers, directors and employees from time to time. No compensation expense is recorded when stock or stock options are issued to participants. Any consideration paid by the participants on exercise of stock options is credited to share capital.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued):

(k) Segmented information:

The Company's principal operations, located in Brazil, relate to diamond exploration and production. The Company conducts its business in a single operating segment being the investment, exploration and development of mineral properties. For each of the years presented, substantially all revenues were earned from Brazilian operations. Mineral properties are situated in Brazil (note 3) and substantially all property, plant and equipment is situated in Brazil (see note 4).

(l) Statement of cash flows:

In June 1998, the Canadian Institute of Chartered Accountants issued Section 1540, *Cash Flow Statements*, which is required to be adopted for fiscal years beginning on or after August 1, 1998. This Section establishes new standards for the presentation of cash flows and related information. The Company has adopted Section 1540 during the year ended June 30, 2000 and has restated comparative figures to reflect the new standard.

(m) Income taxes:

The Company has accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing of revenues and expenses for accounting and income tax purposes.

3. Mineral properties:

2000	Property costs	Deferred exploration and development costs	Write-down of deferred costs	Total
Brazil:				
Rio Tinto optioned mineral licenses	$ -	$ 527,350	$ -	$ 527,350
Chapada West	2,165,748	1,675,173	68,103	3,772,818
Chapada East and Other	261	179,382	-	179,643
Canada:				
Todd	10,100	13,303	23,403	-
Ridge and Ken	13,604	-	6,802	6,802
	$ 2,189,713	$ 2,395,208	$ 98,308	$ 4,486,613

(Expressed in Canadian dollars)

3. **Mineral properties (continued):**

1999	Property costs	Deferred exploration and development costs	Write-down of deferred costs	Total
Brazil:				
Rio Tinto optioned mineral licenses	$ -	$ 92,042	$ -	$ 92,042
Chapada West	2,132,276	1,675,173	-	3,807,449
Chapada East and Other	-	31,510	-	31,510
Canada:				
Todd	10,100	13,303	-	23,403
Ridge and Ken	13,079	-	-	13,079
	$ 2,155,455	$ 1,812,028	$ -	$ 3,967,483

(a) Brazil:

(*i*) Rio Tinto optioned mineral licenses:

Diagem do Brasil (100% owned subsidiary of the Company) and Mineracao Tabuleiro Ltda (100% owned subsidiary of Rio Tinto plc) entered into an option agreement on March 18, 1999. Pursuant to this agreement, the Company has the option to earn up to a 40% interest in two mineral licenses covering approximately 20,000 hectares in the state of Mato Grosso, Brazil, proximate to the Company's Chapada Property. The Company was required to spend US$300,000 on exploration by September 30, 1999 and a further US$900,000 on exploration and evaluation by September 30, 2000 to earn the 40% interest in the mineral licenses. The Company has not met this latter expenditure requirement and is currently negotiating an extension and/or revision to the option agreement. Rio Tinto has taken no action, nor does the Company believe any action will be taken, with respect to the short-fall in expenditures.

(*ii*) Chapada West:

Pursuant to an agreement dated August 12, 1996, MCL owns a property measuring 10,395 hectares located in Mato Grosso State, Brazil. On August 20, 1997, the Company signed an agreement which gives the Company control over all exploration activities and expenditures on the Chapada West property. Pursuant to this agreement all exploration expenses incurred by the Company are fully recoverable from any distributions arising from the Chapada West exploration targets prior to any distributions to the non-controlling shareholders. During the year ended June 30, 2000, the Company applied for and was granted a one year extension to the exploration license and mineral right relating to this property.

(Expressed in Canadian dollars)

3. Mineral properties (continued):

(a) Brazil (continued):

(*iii*) Chapada East and other directly held mineral rights:

The Company has been granted exploration licenses covering approximately 55,764 hectares of property contiguous or proximate to the Chapada West Property in Mato Grosso State, Brazil. The mineral rights are directly held by Diagem do Brasil.

(*iv*) Other priority applications:

The Company has applied for exploration licenses covering approximately 50,000 hectares of property contiguous or proximate to the Chapada Properties in Mato Grosso State, Brazil. Once the application process is finalized these properties will be held by Diagem do Brasil.

(b) Canada:

(*i*) Skeena Mining Division, British Columbia:

The Company does not anticipate conducting any further work on the properties known as Todd claim. This has resulted in a write-off of $23,303 in expenditures relating to this claim in the year ended June 30, 2000.

(*ii*) Whitehorse Mining Division, Yukon:

The Company does not anticipate conducting any further work on four claims located in the Whitehorse Mining Division, Yukon and has written-down these claims by $6,802 in the year ended June 30, 2000. The one remaining claim is the Ridge 17 claim which was acquired by staking.

4. Property, plant and equipment:

2000	Cost	Accumulated depreciation	Net book value
Land	$ 542,526	$ -	$ 542,526
Buildings	286,575	120,777	165,798
Plant and machinery	2,279,213	1,707,428	571,785
Office equipment	84,939	66,259	18,680
Automotive	351,790	351,790	-
Leasehold improvements	130,641	58,512	72,129
	$ 3,675,684	$ 2,304,766	$ 1,370,918

(Expressed in Canadian dollars)

4. Property, plant and equipment (continued):

1999	Cost	Accumulated depreciation	Net book value
Land	$ 1,680,678	$ -	$ 1,680,678
Buildings	286,571	53,745	232,826
Plant and machinery	2,330,440	1,042,826	1,287,614
Office equipment	118,596	85,786	32,810
Automotive	416,318	234,527	181,791
Leasehold improvements	130,641	85,270	45,371
	$ 4,963,244	$ 1,502,154	$ 3,461,090

As a result of management's decision not to increase the level of its investment in the mining operations of CDJ and MCL under the current operational and corporate structure, the carrying value of property and plant (including land) associated with these investments have been written down by $1,705,159 during the year ended June 30, 2000 to reflect management's estimate of its net recoverable amount. In the prior year, plant and machinery was written down by $922,966 to reflect management's estimated net recoverable amount at that time.

5. Payable to joint ventures:

The Company recognizes its 50% proportionate share of the assets and liabilities of the incorporated joint ventures DTC and CDJ. Due to the use of the proportionate consolidation method of accounting for joint ventures, it is not possible to eliminate the Company's intercompany payable to the joint ventures against the Company's proportionate share of the corresponding receivable in the joint venturers' financial statements. The net credit balance represents a payable to the other party to the joint ventures.

6. Payable to shareholder:

Loans from significant shareholders are as follows:

	2000	1999
(a) Loan to Diagem Resources Corporation:		
Principal	$ 1,516,947	$ 1,516,947
Interest	224,165	224,165
	1,741,112	1,741,112
(b) Advance to Diagem International Resource Corp.	495,606	483,125
(c) Loan to Diagem Trading Corporation	222,420	221,280
	$ 2,459,138	$ 2,445,517

(Expressed in Canadian dollars)

6. **Payable to shareholder (continued):**

   (a) Loan to Diagem Resources Corporation:

   Amounts payable to a shareholder of the Company by Diagem Resources Corporation are unsecured and for the current and prior year the shareholder has waived his right to earned interest. Prior to this interest at 10.5% per annum was accrued.

   (b) Advance to Diagem International Resource Corp.:

   Amounts payable to a shareholder of the Company by Diagem International Resource Corp. are interest free, due on demand, and are unsecured.

   (c) Loans to Diagem Trading Corporation:

   In addition to the shareholder loans detailed above, the same individual, a significant shareholder of the Company, made additional loans to Diagem Trading Corporation (DTC) who in turn advanced the funds to MCL in Brazil. The total amount of the loan was an advance of US$300,000, on January 19, 1998, for the purchase of a parcel of production diamonds from MCL. 50% of this loan is included in these financial statements due to the use of the proportionate consolidation method of accounting for DTC.

   As the shareholder has indicated that he will not demand repayment prior to July 1, 2001, the payable to shareholder has been classified as non-current as at June 30, 2000.

7. **Share capital:**

   (a) Authorized:

   100,000,000 common shares without par value.

   (b) Issued:

	Number of shares	Amount
Balance, June 30, 1998	32,311,105	$ 9,996,654
Pursuant to exercise of share purchase warrants	587,853	117,570
Pursuant to private placement	1,111,110	200,000
Balance, June 30, 1999	34,010,068	10,314,224
Pursuant to private placement	1,666,666	250,000
Pursuant to private placement, net of finance costs	2,738,000	652,792
Pursuant to exercise of share purchase warrants	622,222	178,666
Pursuant to exercise of share options	100,000	16,000
Balance, June 30, 2000	39,136,956	$ 11,411,682

(Expressed in Canadian dollars)

7. Share capital (continued):

(c) Private placements:

On October 29, 1999 the Company completed a non-brokered private placement for a total of 1,666,666 units at a price of $0.15 per unit, for gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase an additional share for $0.18 in the first year and $0.25 in the second year.

On April 25, 2000 the Company completed a non-brokered private placement for a total of 2,738,000 units at a price of $0.25 per unit for gross proceeds of $684,500. The value for the shares issued is shown net of $31,708 of financing costs. Each unit consisted of one share and one share purchase warrant which entitles the holder to purchase an additional share for $0.40 in the first year and $0.50 in the second year. If the warrants are not exercised within 30 consecutive calendar days of the price of the Company shares closing, for 30 consecutive trading days at $1.00 or more in the first year or $1.50 or more in the second year, then the warrants will become null and void.

On September 25, 1998, the Company completed a non-brokered private placement for a total of 1,111,110 units at a price of $0.18 per unit for total proceeds of $200,000. Each unit consisted of one common share and one half of a share purchase warrant. One whole warrant entitles the holder to purchase an additional share for a period of two years at a price of $0.25 in the first year and $0.30 in the second year.

Subsequent to June 30, 2000, the Company completed a non-brokered private placement for a total of 1,200,000 units at a price of $0.45 per unit for gross proceeds of $540,000. Each unit consists of one share and one half of a share purchase warrant which entitles the holder to purchase an additional share for $0.50 in the first year and $0.55 in the second year.

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants remaining outstanding:

Balance June 30, 1999	Issued	Exercised	Lapsed	Balance June 30, 2000	Exercise price (year 1/year 2)	Issue date
555,555	-	555,555	-	-	$0.30	July 31, 1998
-	1,666,666	66,667	-	1,599,999	$0.18/$0.25	October 29, 1999
-	2,738,000	-	-	2,738,000	$0.40/$0.50	April 25, 2000
555,555	4,404,666	622,222	-	4,337,999		

Subsequent to June 30, 2000, 1,006,666 of the October 29, 1999 warrants were exercised at $0.18 per share for gross proceeds of $181,200.

(Expressed in Canadian dollars)

7. Share capital (continued):

(e) Employee and director share options:

The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares on the ten trading days immediately preceding the day on which the option is granted and publicly announced, and may not otherwise be less than $0.15 per share. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

Details to outstanding options are as follows:

Balance, June 30, 1999	Granted	Exercised	Balance, June 30, 2000	Exercise price	Expiry date
200,000	-	100,000	100,000	0.16	August 4, 2000
-	200,000	-	200,000	0.30	January 24, 2002
100,000	-	-	100,000	0.20	April 21, 2002
150,000	-	-	150,000	0.20	May 20, 2002
300,000	-	-	300,000	0.20	May 27, 2002
-	100,000	-	100,000	0.16	August 13, 2002
150,000	-	-	150,000	0.20	January 23, 2003
300,000	-	-	300,000	0.18	September 24, 2003
850,000	-	-	850,000	0.15	April 8, 2004
-	605,000	-	605,000	0.50	March 1, 2005
2,050,000	905,000	100,000	2,855,000		

Balance, June 30, 1998	Granted	Lapsed/ cancelled	Balance, June 30, 1999	Exercise price	Expiry date
100,000	-	100,000	-	1.40	May 27, 1999
-	200,000	-	200,000	0.16	August 4, 2000
130,000	-	30,000	100,000	0.20 (1)	April 21, 2002
150,000	-	-	150,000	0.20	May 20, 2002
700,000	-	400,000	300,000	0.20 (2)	May 27, 2002
210,000	-	60,000	150,000	0.20 (3)	January 23, 2003
-	375,000	75,000	300,000	0.18	September 24, 2003
-	850,000	-	850,000	0.15	April 8, 2004
1,290,000	1,425,000	665,000	2,050,000		

(1) Re-priced January 23, 1998 from $1.36
(2) Re-priced January 23, 1998 from $1.40
(3) Re-priced January 23, 1998 from $1.15

(Expressed in Canadian dollars)

7. Share capital (continued):

(e) Employee and director share options (continued):

Subsequent to June 30, 2000, 50,000 options expiring August 13, 2002 and 100,000 options that would have expired on August 4, 2000 were exercised for gross proceeds of $24,000.

Subsequent to June 30, 2000, the Company granted incentive stock options to purchase 115,000 shares at an exercise price of $0.30 per share for a period of five years. Of the options issued, 55,000 options vest immediately, 30,000 options vest February 16, 2001 and 30,000 options vest on August 16, 2001. Also subsequent to June 30, 2000, the Company granted options to purchase 85,000 shares at an exercise price of $0.50 per share. 50,000 options have an exercise period of six months with half of the options vesting immediately and half of the options vesting in three months time. The remaining 35,000 have an exercise period of one year and vest on issuance.

(f) Shares issued as compensation for posting a bond:

Subsequent to June 30, 2000, the Company issued 600,000 shares to a significant shareholder as compensation for satisfying a requirement to post a Bond, on behalf of the Company, with the Brazilian Authorities to allow the Company the right of access to one of the Company's mineral properties. The agreement with the significant shareholder also provided that any right to any interest accruing on the Bond would be waived. In conjunction with this transaction, the Company's Board of Directors approved the granting of 500,000 share options exercisable at $0.30 per share to the same shareholder. The options are subject to regulatory approval.

(g) Escrow shares:

At June 30, 2000, a total of 217,501 (1999 – 217,501) of the Company's issued and outstanding shares are held in escrow. The shares will be released from escrow on the basis of exploration expenditures incurred by the Company pursuant to the rules of the Canadian Venture Exchange.

8. Income taxes:

The Company and its subsidiaries have certain deductions available for income tax purposes to reduce future years' Canadian taxable income. The benefit of these amounts has not been recorded in these consolidated financial statements.

(Expressed in Canadian dollars)

9. Joint ventures:

The Company participates in two joint ventures and the consolidated financial statements include the Company's proportionate share of the assets, liabilities, revenues, expenses, net income and cash flows of these joint ventures. The following represents the Company's proportionate share of the assets, liabilities, revenues, expenses, net income and cash flows of these joint ventures.

	2000	1999
Assets:		
Current	$ 16,942	$ 311,316
Non-current	497,524	576,729
Liabilities		
Current	(227,545)	(272,680)
Revenues	$ -	$ 108,340
Expenses	(426,898)	(779,027)
Net income (loss)	$ (426,898)	$ (670,687)
Cash flows from:		
Operating activities	$ (42,511)	$ 948,258
Investing activities	-	-
Financing activities	-	(949,000)

10. Related party transactions:

During the year ended June 30, 1999, the Company wrote-off US$500,000 receivable from a joint venture partner who is also a significant shareholder of the Company. The receivable related to diamond sales recorded in the year ended June 30, 1998.

Also during the year ended June 30, 1999, the Company settled in full a US$1,000,000 loan to the Company by a significant shareholder by repaying US$764,000 in full satisfaction of this liability.

Other related party transactions are disclosed elsewhere in these financial statements:

11. Contingencies:

The Company is obliged to pay an economic rent, as established by the Brazilian mining code, to a landowner on whose property the Company has an active work program. The final amount of the rent has not yet been determined by the judicial authorities although an independent evaluator, an agent of the court, has established the parameters for the maximum liability as being between $11,100 and $34,300 to be paid over two years.

(Expressed in Canadian dollars)

12. Subsequent events:

Other material subsequent events are described in note 3(a)(*i*) and notes 7 (c), (d), (e), (f).

Subsequent to June 30, 2000, the Company entered into two Letters of Intent to develop mining alluvial mining projects with two separate parties. The Letters of Intent are precursors to more detailed option agreements, which are subject to regulatory approval. It is the objective to provide both parties an option to develop separate alluvial mining operation on two of its mineral rights (measuring approximately 10,000 hectares each). Each party will be the operator of the projects and each may earn a minimum of a 50% interest. In order to earn the option the parties are required to meet specific operational performance, timing and funding criteria. The parties are required to spend US$1.5 million and US$500,000, respectively, on development expenditures.

13. Comparative figures:

Certain of the 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2000

DIAGEM

International Resource Corp.

Consolidated Financial Statements
for the Six month period ended
December 31 2001
(Unaudited – prepared by Management)

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

		December 31, 2001 (unaudited)	June 30, 2001
Assets			
Current assets:			
Cash		$ 38,509	$ 37,326
Accounts receivable		25,099	18,505
Inventory		42,841	20,389
		106,449	76,220
Mineral properties	(Note 5)	5,652,040	5,347,689
Property, plant and equipment	(Note 6)	298,456	256,830
Deferred amalgamation costs	(Note 3)	107,242	-
		$ 6,164,187	$ 5,680,739
Liabilities and Shareholders' Equity			
Current Liabilities:			
Bank indebtedness		$ 236,076	$ 297,872
Accounts payable and accrued liabilities	(note 9)	596,853	429,078
Note payable	(note 3)	150,000	-
Payable to joint ventures	(note 4)	-	514,231
		982,929	1,241,181
Payable to shareholders	(Note 4 and 7)	2,766,313	2,474,846
Shareholders' equity:			
Share capital	(Note 8)	12,762,654	12,300,524
Deficit		(10,347,709)	(10,335,812)
		2,414,945	1,964,712
Nature and continuance of operations	(Note 1)		
Subsequent events (notes 3, and 7 (d))			
		$ 6,164,187	$ 5,680,739

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"David Cohen" David Cohen, *President and Director*

"Tony Wood" Tony Wood, *Chief Financial Officer and Director*

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited – prepared by Management)

		Six months ended December 31, 2001	Six months ended December 31, 2000
Income			
Commission earned on third party diamond sales		$ -	$ 38,802
General and administrative expenses:			
Accounting and audit		37,000	57,931
Bank charges and interest		8,478	12,106
Consulting		6,380	1,960
Depreciation and amortization		2,458	153,287
Foreign exchange		(26,726)	(24,385)
Legal		53,867	38,401
Marketing and shareholder relations		13,731	57,029
Office		23,739	58,062
Operating leases		-	2,475
Sundry expenses		239	6,362
Rent		14,266	10,555
Salaries and benefits		107,859	130,323
Travel		9,334	8,246
Utilities		-	8,463
Vehicles		-	29,707
		250,625	550,522
Loan interest	(Note 7)	79,641	-
Gain on sale of property, plant and equipment		-	(128,763)
Write off of accrued liability		(6,011)	-
Gain from acquisition of Joint Venture Interest	(Note 4)	(312,358)	-
		238,728	(128,763)
Net loss for the period		(11,897)	(382,957)
Deficit, beginning of period		(10,335,812)	(8,708,106)
Deficit, end of period		$ (10,347,709)	$ (9,091,063)

See accompanying notes to consolidated financial statements.

Loss per share: Basic and diluted	($ 0.01)	($ 0.01)
Weighted average number of common shares outstanding (000's)	42,965	39,817

DIAGEM INTERNATIONAL RESOURCE CORP.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited – prepared by Management)

	Six months ended December 31, 2001	Six months ended December 31, 2000
Cash and cash equivalents provided from (used for):		
Operating activities:		
Net profit (loss) for the period	$ (11,897)	$ (382,957)
Items not affecting cash:		
Depreciation and amortization	2,458	153,287
Gain on sale of property, plant and equipment	-	(128,763)
Write-off of accrued liability	(6,011)	-
Gain from disposal of joint venture interest	(312,358)	-
Net change in non-cash working capital items:		
Accounts receivable	(6,594)	(107,585)
Inventory	(5,325)	5,052
Accounts payable and accrued liabilities	173,786	41,865
	(165,941)	(419,101)
Investing activities:		
Expenditures on mineral properties	(304,351)	(493,927)
Purchase of property, plant and equipment	(44,084)	-
Proceeds on disposal of property, plant and equipment	-	230,425
Deferred amalgamation costs	(107,242)	-
	(455,677)	(263,502)
Financing activities:		
Issue of shares pursuant to exercise of share options	-	22,800
Issue of shares pursuant to exercise of share purchase warrants, net of finance costs	-	181,200
Issue of shares pursuant to a private placement, net of finance costs	462,130	539,838
Issuance of shares as compensation for posting bond	-	150,000
Bank overdraft drawings (repayments)	(61,796)	(75,801)
Note payable	150,000	-
Decrease in payable to joint ventures	-	(27,044)
Increase (decrease) in payable to shareholder	72,467	(3,420)
	622,801	787,573
Increase (decrease) in cash and cash equivalents	1,183	104,970
Cash and cash equivalents, beginning of period	37,326	232,046
Cash and cash equivalents, end of period	$ 38,509	$ 337,016
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	-	-

Supplementary cash flow disclosures (note 4).
See accompanying notes to consolidated financial statements.

DIAGEM INTERNATIONAL RESOURCE CORP.

(Expressed in Canadian dollars)

1. Nature and continuance of operations:

The Company is incorporated under the laws of British Columbia. Effective July 9, 1996 the Company changed its name to Diagem International Resource Corp. ("Diagem" or the "Company"). Its principal assets are ownership of two Brazilian companies involved in mineral exploration and the mining and processing of diamond bearing gravels, the latter operations of which have been suspended. In addition, the Company owns a Barbados company formed for the purpose of marketing diamonds.

These financial statements have been prepared on the going concern basis notwithstanding that the Company has incurred operating losses in 2001 and 2000 and has a working capital deficiency of $876,480 at December 31, 2001.

The Company and its subsidiaries are in the process of exploring its mineral properties and have not determined whether its properties contain diamond reserves that are economically recoverable.

Continuing operations of the Company are therefore dependent upon the continued financial support of a significant shareholder and the ability of the Company to obtain the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due including exploration and development expenditures, the confirmation of economically recoverable diamonds on its alluvial properties and the discovery of economically recoverable hard rock diamond reserves, as well as the confirmation of its interest in the underlying claims and the attainment of future profitable production. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ materially from the going concern basis.

2. Significant accounting policies:

These unaudited interim consolidated financial statements include the accounts of Diagem International Resource Corp. and its directly or indirectly wholly-owned subsidiaries. Not all disclosures required by Canadian generally accepted accounting principles for annual financial statements are presented, and accordingly, these interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim financial statements follow the same accounting polices and methods of application used in the Company's audited annual consolidated financial statements of June 30, 2001. Certain figures for previous periods have been reclassified to conform with the current period's financial statement presentation.

3. Significant transactions:

Emerging Africa Gold (EAG) Inc. amalgamation

During the period ended December 31, 2001, Diagem reached an agreement with Emerging Africa Gold ("EAG") Inc. (EAG) pursuant to which EAG will amalgamate with a new wholly owned subsidiary of Diagem.

Pursuant to the terms of the letter of agreement, which has been approved by the boards of both companies, the EAG shareholders will receive one common share of Diagem for each common share of EAG held. Any options, warrants or exchangeable securities in EAG will be exchanged into like securities in Diagem. In addition, EAG has approximately $2 million of debentures, which are to be converted into EAG shares at $0.20 per share prior to the amalgamation. Following the conversion of the convertible debentures, it is estimated that EAG will have approximately 63.5 million common shares issued and outstanding, 3.1 million share options, and 5.5 million share

(Expressed in Canadian dollars)

3. Significant transactions, continued:

Emerging Africa Gold (EAG) Inc. amalgamation (continued).

purchase warrants. The transaction is subject to a number of conditions, including due diligence, regulatory and shareholder approval.

The amalgamation will be accounted for as an acquisition of EAG by Diagem using the purchase method of accounting. Diagem will absorb all of EAG's assets and personnel and the new company will operate as Diagem. With this transaction, Diagem will acquire further Brazilian properties and indirect interest in joint ventures in various prospective diamond properties in Ontario, Canada.

A condition of the amalgamation is for Diagem to complete, with the assistance of EAG and its principals, a $1 million financing at a price of $0.20 per unit, each unit consisting of one share and one purchase warrant to acquire a common share for a period of two years at a price of $0.23 in the first year and $0.33 in the second. Subsequent to the period the financing was increased to $1,750,000.

During the quarter ended December 31, 2001, the Company received $150,000 from EAG pursuant to a promissory note to fund amalgamation and operating costs. Interest is payable at 15% per annum, calculated from February 17, 2002 onwards only. The principal and accrued interest is payable on the earlier of April 17, 2002 and the date of the closing of the proposed financing described in the previous paragraph.

Deferred amalgamation costs relate to costs incurred in respect of the amalgamation and will be charged to costs of acquisition on completion of the amalgamation or written off if the amalgamation is abandoned.

Subsequent to the period end the Company, as a condition of the amalgamation, has applied to the CDNX for the Company's loans from a significant shareholder to be converted into common shares of the company (note 7(d)).

4. Acquisition of Joint Venture Interest.

Pursuant to a Letter of Understanding dated March 7, 2001 the Company entered into an agreement to dissolve its relationship with its co-venturer in certain Brazilian operations and a Barbados trading company.

Part of the transaction, relating to the Brazilian operations, was completed pursuant to a share exchange agreement dated March 31, 2001 and is accounted for in the consolidated financial statements for the year ended June 30, 2001. As a result of that transaction the Company recorded a loss of $642,832 during the year ended June 30, 2001.

During the period ended December 31, 2001, the transaction was completed with the Barbados trading company, Diagem Trading Corporation, becoming a wholly owned subsidiary of Diagem. As a result of this transaction the Company has recorded a gain of $312,358 during the period ended December 31, 2001 consisting of the acquisition of the following net assets:

Write off of payable to joint venture partner	$	514,231
Inventory		17,127
Payable to shareholders (note 7 (c))		(219,000)
	$	312,358

DIAGEM INTERNATIONAL RESOURCE CORP.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited – prepared by Management)

Six month period ended December 31, 2001 and 2000

5. Mineral properties:

Six months ended December 31, 2001	213 & 214	Brazil Chapada West	Chapada East and Others	Canada Ridge & Ken	Total
Balance as at July 1, 2001	$ 1,388,488	$ 3,761,589	$ 190,700	$ 6,912	$ 5,347,689
Camp supplies and administration	45,969	-	-	-	45,969
Capital equipment	9,527	-	-	-	9,527
Consultants	147,856	-	-	-	147,856
Health	3,581	-	-	-	3,581
Laboratory expenses	(485)	-	-	-	(485)
Legal	9,359	-	-	-	9,359
Other	3,683	-	-	-	3,683
Property costs	308	-	24,663	-	24,971
Salaries	49,355	-	-	-	49,355
Telephone	2,638	-	-	-	2,638
Travel, meals and accommodation	4,889	-	-	-	4,889
Vehicle costs	3,008	-	-	-	3,008
	279,688	-	24,663	-	304,351
Balance as at December 31, 2001	$ 1,668,176	$ 3,761,589	$ 215,363	$ 6,912	$ 5,652,040

Six months ended December 31, 2000	Brazil 213&214	Chapada West	Chapada East and Others	Canada Ridge 17	Total
Balance as at July 1, 2000	$ 527,350	$ 3,772,818	$ 179,643	$ 6,802	$ 4,486,613
Camp supplies and administration	62,321	-	-	-	62,321
Capital equipment	1,315	-	-	-	1,315
Consultants	130,470	-	-	-	130,470
Drilling	299	-	-	-	299
Geology and geophysics	309	-	-	-	309
Legal	15,022	-	-	-	15,022
Other	2,661	-	-	-	2,661
Health	409	-	-	-	409
Laboratory expenses	48,300	-	-	-	48,300
Management fees	3,683	-	-	-	3,683
Property costs	150,000	-	-	-	150,000
Salaries	47,083	-	-	-	47,083
Telephone	3,020	-	-	-	3,020
Travel, meals and accommodation	25,594	-	-	-	25,594
Vehicle costs	3,441	-	-	-	3,441
	493,927	-	-	-	493,927
Balance as at December 31, 2000	$ 1,021,277	$ 3,772,818	$ 179,643	$ 6,802	$ 4,980,540

DIAGEM INTERNATIONAL RESOURCE CORP.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited – prepared by Management)

Six month period ended December 31, 2001 and 2000

6. Property, plant and equipment:

December 31, 2001	Cost	Accumulated Depreciation	Net Book Value
Land	$ 243,309	$ -	$ 243,309
Plant and machinery	1,610,222	1,561,444	48,778
Office equipment	75,734	69,365	6,369
Automotive	37,939	37,939	-
Leasehold improvements	130,641	130,641	-
Balance as at December 31, 2001	$ 2,097,845	$ 1,799,389	$ 298,456

June 30, 2001	Cost	Accumulated Depreciation	Net Book Value
Land	$ 243,309	$ -	$ 243,309
Plant and machinery	1,567,253	1,560,762	6,491
Office equipment	57,587	50,557	7,030
Automotive	37,939	37,939	-
Leasehold improvements	130,641	130,641	-
Balance as at June 30, 2001	$ 2,036,729	$ 1,779,899	$ 256,830

7. Payable to shareholders:

Loans from significant shareholders are as follows:

	December 31, 2001	June 30, 2001
(a) Loan to Diagem Resources Corporation:		
Principal	$ 1,516,967	$ 1,516,947
Interest	303,804	224,165
	1,820,771	1,741,112
(b) Advance to Diagem International Resource Corp.	507,542	514,734
(c) Loan to Diagem Trading Corporation	438,000	219,000
	$ 2,766,313	$ 2,474,846

a) Loan to Diagem Resources Corporation:

Amounts payable to a shareholder of the Company by Diagem Resources Corporation are unsecured, and apart from the years ended June 30, 2001 and 2000 when the shareholder waived his right to earned interest, interest at 10.5% per annum was accrued.

(Expressed in Canadian dollars)

7. Payable to shareholders, (continued):

(b) Advance to Diagem International Resource Corp.:

Amounts payable to a shareholder of the Company by Diagem International Resource Corp. are interest free, due on demand, and are unsecured.

(c) Loans to Diagem Trading Corporation:

In addition to the shareholder loans detailed above, the same individual, a significant shareholder of the Company, made loans to Diagem Trading Corporation (DTC), in 1998, which in turn advanced the funds to MCL in Brazil. The total amount of the loan was an advance of US$300,000, for the purchase of a parcel of production diamonds from MCL.

(d) Debt settlement:

Subsequent to the period end, the Company issued 13,831,566 shares from treasury at a deemed price of $0.20 per share in full and final payment of an outstanding shareholders' loan to David Cohen, President and a director of the Company. The principal amount of the loan plus accrued interest equalled $2,766,313 as at December 31, 2001.

8. Share capital:

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued:

	Number of shares	Amount
Balance as at June 30, 2000	39,136,953	$ 11,411,682
Pursuant to private placement, net of finance costs	1,200,000	539,842
Pursuant to exercise of share purchase warrants	1,006,666	181,200
Pursuant to exercise of share options	150,000	22,800
Pursuant to share issue as compensation for posting bond	600,000	150,000
Cancellation of shares	(20,000)	(5,000)
Balance as at June 30, 2001	42,073,619	12,300,524
Pursuant to private placement, net of finance costs	2,522,075	462,130
Balance, December 31, 2001	44,595,694	$ 12,762,654

(Expressed in Canadian dollars)

8. Share capital, (continued):

(c) Private Placements:

On July 6, 2001 the Company completed a non-brokered private placement for a total of 2,522,075 units at a price of $0.20 per unit for gross proceeds of $504,415. Each unit consists of one share and one share purchase warrant which entitles the holder to purchase an additional share for $0.23 in the first year and $0.33 in the second year.

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants remaining outstanding:

Balance June 30, 2001	Issued	Exercised	Lapsed/ Cancelled	Balance Dec 31, 2001	Exercise price (year 1/ year 2)	Issued date
593,333	-	-	593,333	-	$0.18/$0.25	October 29, 1999
2,718,000	-	-	-	2,718,000	$0.40/$0.50	April 25, 2000
600,000	-	-	-	600,000	$0.50/$0.55	October 3, 2002
-	2,522,075	-	-	2,522,075	$0.23/$0.33	July 6, 2001
3,911,333	2,522,075	-	593,333	5,840,075		

(e) Employee and director share options:

Details to outstanding options are as follows:

Balance June 30, 2001	Granted	Cancelled or Expired	Exercised	Balance, Dec 31, 2001	Exercise price	Expiry date
100,000	-	-	-	100,000	0.20	April 21, 2002
150,000	-	-	-	150,000	0.20	May 20, 2002
300,000	-	-	-	300,000	0.20	May 27, 2002
150,000	-	-	-	150,000	0.20	January 23, 2003
300,000	-	-	-	300,000	0.18	September 24, 2003
850,000	-	-	-	850,000	0.15	April 8, 2004
50,000	-	-	-	50,000	0.30	January 24, 2002
580,000	-	-	-	580,000	0.50	March 1, 2005
115,000	-	-	-	115,000	0.30	August 30, 2005
35,000	-	35,000	-	-	0.50	September 25, 2001
650,000	-	-	-	650,000	0.21	January 31, 2006
150,000	-	-	-	150,000	0.20	June 25, 2003
20,000	-	-	-	20,000	0.20	June 25, 2006
3,450,000	-	35,000	-	3,415,000		

(f) Escrow shares:

At December 31, 2001, a total of 217,501 of the Company's issued and outstanding shares are held in escrow. The Company is awaiting regulatory approval to cancel these shares.

9. **Related party transactions:**

Included within accounts payable and accrued liabilities at December 31, 2001 is $ 291,447 (June 30, 2001 - $254,154) payable to a director for services provided to the Company.

SCHEDULE "E"

Financial Statements of EAG for years ended December 31, 2001 and 2000 and June 30, 2000 (audited).

Emerging Africa Gold (EAG) Inc.

Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 3500
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

February 22, 2002

Auditors' Report

To the Shareholders of
Emerging Africa Gold (EAG) Inc.

We have audited the consolidated balance sheets of **Emerging Africa Gold (EAG) Inc.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2001, the six-month period ended December 31, 2000, and the year ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001, the six-month period ended December 31, 2000, and the year ended June 30, 2000 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Emerging Africa Gold (EAG) Inc.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

(in Canadian dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash	19,426	77,981
Accounts receivable	29,099	31,164
Amounts receivable from companies (note 4)	150,000	1,672,515
	198,525	1,781,660
Deferred merger costs (note 4 iii))	95,000	-
Amounts receivable from companies (note 4)	2,062,621	-
Investments (note 5)	532,629	406,873
Mining assets (note 6)	1,212,962	817,862
	4,101,737	3,006,395
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	307,391	111,423
Loans payable (note 7)	302,219	-
	609,610	111,423
Convertible debentures (note 8)	1,828,405	-
Other loan (note 9)	-	756,164
	2,438,015	867,587
Shareholders' Equity		
Share capital (note 10)	36,131,634	35,645,623
Contributed surplus	829,235	829,235
Deficit	(35,297,147)	(34,336,050)
	1,663,722	2,138,808
	4,101,737	3,006,395

Approved by the Board of Directors

(s) Mousseau Tremblay Director (s) David Crevier Director

Emerging Africa Gold (EAG) Inc.

Consolidated Statements of Operations and Deficit

(in Canadian dollars)

	For the year ended December 31, 2001 $	For the six-month period ended December 31, 2000 $	For the year ended June 30, 2000 $
Revenues			
Management income (note 13 a))	262,350	-	-
Interest income (note 13 b))	129,586	61,843	89,284
Gain on disposal of investment	3,050	-	-
Other revenues	12,253	-	-
	407,239	61,843	89,284
Expenses			
Administrative	703,327	26,476	95,071
Financial	245,765	34,953	98,795
Issuance of convertible debentures	225,000	-	-
Write-down of investment	-	1,790,000	-
Write-off of mining assets	-	1,493,107	260,935
Write-down of amounts receivable from related companies	-	-	34,620
	1,174,092	3,344,536	489,421
Loss before share in loss of a company subject to significant influence	(766,853)	(3,282,693)	(400,137)
Share in loss of a company subject to significant influence	(194,244)	(820,000)	(399,800)
Net loss for the year	(961,097)	(4,102,693)	(799,937)
Deficit – Beginning of year	(34,336,050)	(29,977,308)	(29,177,371)
Share issue expenses	-	(256,049)	-
Deficit – End of year	(35,297,147)	(34,336,050)	(29,977,308)
Loss per share	(0.02)	(0.11)	(0.04)

Emerging Africa Gold (EAG) Inc.

Consolidated Statements of Cash Flows

(in Canadian dollars)

	For the year ended December 31, 2001 $	For the Six-month period ended December 31, 2000 $	For the year ended June 30, 2000 $
Cash flows from			
Operating activities			
Net loss for the year	(961,097)	(4,102,693)	(799,937)
Items not affecting cash			
Gain on disposal of investment	(3,050)	-	-
Interest expenses paid in shares	171,011	-	-
Write-down of investment	-	1,790,000	-
Write-off of mining assets	-	1,493,107	260,935
Write-down of amounts receivable from related companies	-	-	34,620
Share in loss of a company subject to significant influence	194,244	820,000	399,800
	(598,892)	414	(104,582)
Net changes in non-cash working capital items (note a))	(161,449)	(92,360)	91,982
	(760,341)	(91,946)	(12,600)
Investing activities			
Acquisition of mining assets	(395,100)	(817,862)	(13,635)
Proceeds from disposal of investment	3,050	-	-
Acquisition of investment	(320,000)	-	-
Increase in deferred costs	(95,000)	-	-
	(807,050)	(817,862)	(13,635)
Financing activities			
Loan repayment	(756,164)	-	-
Convertible debentures	2,000,000	-	-
Advances to a company	(150,000)	-	-
Other loan	-	749,750	-
Loan receivable from related companies	-	-	(1,485,000)
Loans payable	300,000	(1,639,201)	1,560,000
Issuance of share capital	115,000	2,021,317	-
Share issue expenses	-	(174,034)	(82,015)
	1,508,836	957,832	(7,015)
Net change in cash during the year	(58,555)	48,024	(33,250)
Cash – Beginning of year	77,981	29,957	63,207
Cash – End of year	19,426	77,981	29,957
Note a)			
Net changes in non-cash working capital items			
Decrease (increase) in accounts receivable	2,065	1,566	(9,131)
Decrease (increase) in amounts receivable from companies	(390,106)	(52,126)	9,879
Increase (decrease) in accounts payable and accrued liabilities	195,968	(48,214)	12,033
Accrued interest	30,624	6,414	79,201
	(161,449)	(92,360)	91,982
Interest paid	5,136	14,594	-

(in Canadian dollars)

1 Nature of operations and going concern

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a going concern basis, which presumes that Emerging Africa Gold (EAG) Inc. ("EAG" or "the Company") will be able to continue its operations, realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. They are therefore not intended to reflect the restatements, if any, which could prove necessary if the Company was not in a position to carry out its operations, realize its assets and discharge its liabilities. The future of the Company depends on its ability to finance its activities and add value to its assets base.

The Company is engaged in the business of exploration for and development of mining properties for diamonds in Brazil.

The recovery of costs incurred on these properties and of related deferred exploration expenses depends on the existence of sufficient quantities of ore, the obtaining, maintenance and renewal of the Company's interests in the mineral claims and titles, the Company's ability to obtain appropriate financing to put these properties into production, and the profitability of future production.

2 Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements of EAG include the accounts of its wholly owned subsidiary, EAG Merchant Banking-Intragroup Restricted Limited, and the Company's share of the assets, liabilities, revenues and expenses in its joint venture in Brazil.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company accounts for investments in companies under significant influence using the equity method. When it ceases to be able to exercise significant influence, the investment is recorded at the carrying value of the investment at the time of the change. Other investments are recorded at acquisition cost. The carrying value of an investment is written down when a loss in value is considered to be other than temporary.

(in Canadian dollars)

Mining assets

Mining assets represent undivided interests acquired or to be acquired in mining properties as well as related deferred costs.

Proceeds from the sale of a mining asset are applied to reduce the related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if capitalized costs exceed proceeds, only the loss is recorded.

Proceeds from the sale of ore are credited to mining assets during the start-up period. Costs related to properties put into production are transferred to capital assets and depreciated over the expected production period.

Costs are written off when properties are abandoned or when their recovery is uncertain. Management has defined uncertainty as either there being no further financial resources available for development during three consecutive years or results from exploration work not warranting further investment.

During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Other assets and liabilities are translated at the rates of exchange on each transaction date. Gains or losses upon translation are included in the statement of operations. Items which affect income are translated at the rates of exchange on each transaction date.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the income tax assets will not be realized.

Share issue expenses

Share issue expenses are recorded as an increase in deficit in the year in which the shares are issued.

(in Canadian dollars)

Earnings (loss) per share

During the first quarter of fiscal 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the calculation of earnings per share. These new recommendations, which are substantially consistent with those under United States generally accepted accounting principles, do not result in any changes to the way in which basic earnings per share is calculated. However, the new recommendations do affect the calculation of diluted earnings per share.

Diluted earnings per share is now calculated based on the weighted average number of common shares outstanding during the period plus the effects of dilutive potential common shares, outstanding during the period. This method requires that the dilutive effect of outstanding options be calculated using the treasury stock method, as if all dilutive options had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. In addition, the basic weighted average number of shares outstanding is adjusted to reflect the estimated dilutive effect of shares which may become issuable contingent upon the occurrence of future events.

Stock option plan

The Company offers a stock option plan which is described in note 11. No expenses are recorded with respect to this plan when shares or share options are issued to employees, officers and directors of the Company. Any consideration paid at the exercise of share options is credited to the share capital. If share options are repurchased by the Company, the consideration paid by the Company is applied against the deficit.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The effective results may differ from those estimates and the use of different assumptions or methodologies may have material effect on the estimated fair value.

The fair value of short-term financial assets and liabilities is comparable to their carrying value due to their relatively short period to maturity.

The fair value of amounts receivable from companies cannot be determined when either they have no reimbursement terms and are non-interest bearing, or when they are due from a related party.

Interest rate risk

Accounts receivable, certain amounts receivable from companies and accounts payable and accrued liabilities are non-interest bearing. Cash bears interest at a fixed rate. Other amounts receivable from companies bear interest at a rate of 15% per annum starting February 14, 2002. The convertible debentures bear interest at a rate of 12% per annum. Loans receivable from related companies bear interest at an annual rate of 8% compounded monthly. Loans payable bear interest at an annual rate of 15%.

(in Canadian dollars)

4 Amounts receivable from companies

	2001 $	2000 $
Related party		
KWG Resources Inc. (i)		
Advances, non-interest bearing	206,512	62,411
Loan receivable		
Capital	785,000	785,000
Accrued interest receivable	100,643	32,769
	885,643	817,769
	1,092,155	880,180
Others		
St. Geneviève Resources Ltd. (ii)		
Advances, non-interest bearing	165,202	48,813
Loan receivable		
Capital	700,000	700,000
Accrued interest receivable	105,264	43,522
	805,264	743,522
	970,466	792,335
Diagem International Resource Corp. (iii)		
Advance, non-interest bearing until February 14, 2002 and bearing interest at a rate of 15% per annum thereafter	150,000	-
	2,212,621	1,672,515
Current		
Diagem International Resource Corp.	150,000	-
KWG Resources Inc.	-	880,180
St. Geneviève Resources Ltd.	-	792,335
	150,000	1,672,515
Long-term		
KWG Resources Inc.	1,092,155	-
St. Geneviève Resources Ltd.	970,466	-
	2,062,621	-
	2,212,621	1,672,515

(i) Subject to regulatory approvals, the Company expects to settle the balance of the loan receivable and accrued interest as well as the advances in shares of KWG Resources Inc. ("KWG") (see notes 5 i) and 14).

(ii) On February 11, 2002, the Company agreed to settle the loan receivable, accrued interest, and a portion of the advances from St. Geneviève Resources Ltd. ("SGV") for shares of KWG (see note 14).

(iii) During the year, the Company announced its intention to merge with Diagem International Resource Corp. The merger has not been completed yet. Merger costs of $95,000 have been capitalized as of December 31, 2001.

(in Canadian dollars)

5 Investments

	2001 $	2000 $
Related company		
KWG Resources Inc. (i)		
5,050,772 Common shares (8.88%)		
(2000 – 730,771 (1.49%))	532,628	212,628
Other		
St. Geneviève Resources Ltd.(ii)		
5,002,996 Common shares (9.71%)		
(2000 – 15,557,996 (30.20%))	1	194,245
	532,629	406,873

(i) Following the acquisition in an arm's-length transaction at the beginning of the year of 4,320,000 common shares of KWG for cash consideration, the Company held a 8.88% interest in KWG. All KWG shares (5,050,772) were given as collateral of a $300,000 loan contracted in December 2001 (see note 7).

The reimbursement by SGV, in February 2002, of the loan, accrued interest and a portion of the amount receivable, with 10,770,377 shares of KWG increased the Company's interest in KWG to 27.82%. Moreover, subject to regulatory approvals, the Company expects to settle the balance of the loan receivable from KWG with accrued interest as well as the advances against shares to be issued by KWG (see note 14).

On March 1, 2001, KWG consolidated its issued and outstanding common shares on a one-for-two basis. The number of shares was adjusted to reflect the consolidation.

(ii) Following the disposal of shares of SGV, the interest of the Company in the latter decreased to 9.71%. Since the Company does not exercise any significant influence on SGV, it has ceased to account for the investment by the equity method. At that time, the equity value of the investment was $1 after accounting for the Company's share in the losses of SGV.

The Company sold 10,250,000 shares of SGV to an arm's-length party for a future consideration determined at $1,230,000. This amount was not recorded because its recovery is uncertain at this time.

On January 15, 2001, SVG consolidated its issued and outstanding common shares on a one-for-five basis. The number of shares was adjusted to reflect the consolidation.

6 Mining assets

	2001 $	2000 $
Exploration properties	1,153,362	817,862
Mining equipment	59,600	-
	1,212,962	817,862

(in Canadian dollars)

a) Exploration properties

	Cost		Deferred exploration expenses	
	2001 **$**	**2000** **$**	**2001** **$**	**2000** **$**
Brazil (Juina 51% interest) [i]	810,107	810,107	343,255	7,755

(i) In 2000, the Company acquired a 51% interest in Property 1,000 in Juina, Brazil. This project is managed by a joint management committee under the partners' joint control. The above data reflect the Company's share in the mining assets of the joint venture.

Cost and deferred exploration expenses

	2001 **$**	**2000** **$**
Balance – Beginning of year	817,862	1,493,107
Cost and exploration expenses	335,500	817,862
Write-off of mining assets	-	(1,493,107)
	335,500	(675,245)
Balance – End of year	1,153,362	817,862

b) Mining equipment

	2001 **$**	**2000** **$**
Plant, machinery and equipment	59,600	-

7 Loans payable

On December 13, 2001, the Company entered into two loan agreements of $150,000 each, with a director and a shareholder who holds, directly and indirectly, an interest of 10% in the Company. The loans bear interest at a rate of 15% per annum and mature on April 14, 2002. As at December 31, 2001, accrued interest amounted to $2,219.

(in Canadian dollars)

8 Convertible debentures

	2001 $	2000 $
Principal	1,800,000	-
Accrued interest	28,405	-
	1,828,405	-

On February 14, 2001, the Company issued 2,000 units at a price of $1,000 per unit for a total cash consideration of $2,000,000. Each unit is comprised of $1,000 in principal amount of convertible debentures and 2,500 purchase warrants. Each purchase warrant entitles its holder to purchase one common share at a price of $0.23 until August 13, 2001, and thereafter at a price of $0.26 until August 13, 2002. A commission of 10% of the gross proceeds was paid to the agent.

The convertible debentures mature on February 14, 2004 and bear interest at a rate of 12% per annum, payable quarterly in cash or in shares at the option of the Company. The conversion price for the interest shall be a price equal to the last daily closing price of the shares immediately prior to the conversion date.

The convertible debentures are convertible into shares at the option of the holder at any time during the three-year period following its issuance. The conversion price shall be $0.20 per share for the first two years and $0.25 per share in the third and final year. However, in the event that the closing prices of the shares average, for 20 consecutive trading days in excess of $0.50, the holders of the convertible debentures can be forced by the issuer to convert the principal into shares on the same basis.

As at December 31, 2001, debentures totalling $1,000,000 were held by a related party, a shareholder who holds, directly and indirectly, an interest of more than 10% in the Company.

9 Other loan

The Company contracted a bridge loan of $749,750 bearing interest at an annual rate of 12%. Accrued interest as at December 31, 2000 amounted to $6,414.

(in Canadian dollars)

10 Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	2001		2000	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance – Beginning of year	51,495,287	35,645,623	20,398,115	33,624,306
Issued upon conversion of debentures and related interest	2,008,559	371,011	-	-
Issued and paid in cash	-	-	30,597,172	1,988,817
Issued upon exercise of purchase warrants	500,000	115,000	500,000	32,500
Balance – End of year	54,003,846	36,131,634	51,495,287	35,645,623

Warrants

Movements concerning the Company's warrants were as follows:

	2001	**2000**
Balance – Beginning of year	500,000	-
Issued	5,000,000	1,000,000
Exercised	(500,000)	(500,000)
Balance – End of year	5,000,000	500,000
Average price of outstanding warrants	0.2405	0.065

11 Stock option plan

The Company has adopted an employee stock option plan whereby the Board of Directors, or a committee appointed for such purposes, may from time to time grant to directors, officers and employees of the Company or any subsidiary thereof options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The option exercise price may not be lower than the market price of the common shares at the time of the grant.

(in Canadian dollars)

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 5,300,000 common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee may not exceed 5% of the common shares outstanding at the time of grant. The maximum number of common shares that may be reserved for issuance to insiders of the Company is limited to 10% of the common shares outstanding at the time of the grant.

Options granted must be exercised no later than five years after the date of grant, and options are not transferable.

As at December 31, 2001 and 2000, a summary of changes in the Company's stock options is presented below:

		2001		2000
Options at a fixed price	**Number of shares**	**Average exercise price $**	**Number of shares**	**Average exercise price $**
Beginning of year	4,080,000	0.21	-	-
Granted	-	-	4,080,000	0.21
Cancelled or expired	(1,010,000)	0.18	-	-
End of year	3,070,000	0.225	4,080,000	0.21

Range of exercise price	**Number of outstanding options as at December 31, 2001**	**Number of outstanding options as at December 31, 2000**	**Average estimated life (in years)**	**Average exercise price $**
Outstanding options				
$0.18	1,570,000	2,580,000	3.75	0.18
$0.27	1,500,000	1,500,000	3.90	0.27
	3,070,000	4,080,000	3.82	0.225

Range of exercise price	**Number of outstanding options exercisable as at December 31, 2001**	**Average exercise price $**	**Number of outstanding options exercisable as at December 31, 2000**	**Average exercise price $**
Outstanding options exercisable				
$0.18	1,570,000	0.18	2,580,000	0.18
$0.27	1,000,000	0.27	-	-
	2,570,000	0.215	2,580,000	0.18

(in Canadian dollars)

12 Income taxes

The Company has accumulated non-capital losses for income tax purposes amounting to approximately $7,210,000. These losses will expire as follows:

	$
2003	686,000
2004	536,000
2005	4,228,000
2006	575,000
2007	485,000
2008	700,000

Capital losses for income tax purposes amount to approximately $7,500,000. These losses can be carried forward indefinitely and applied against capital gains.

The unamortized balance for tax purposes of share issue expenses amounting to approximately $153,630 is deductible over the next two years.

The potential tax effects of these items are not reflected in the consolidated financial statements.

13 Related party transactions

a) During the year, the Company charged management fees, office costs and accounting services totalling $102,285 and $135,100 to SGV and KWG respectively.

b) During the year, the Company charged interest amounting to $51,053 and $67,874 (2000 – $29,059 and $32,091) to SGV and KWG respectively.

c) During the year, geological consulting fees by a director of the Company amounted to $96,000 (2000 – nil). An amount of $74,000 is included in accounts payable and accrued liabilities at the end of the year.

d) A legal firm where a director is a partner charged $150,000 to the Company during the year (2000 – $12,142). This amount is included in accounts payable and accrued liabilities at the end of the year.

e) The Company paid a related party, a shareholder who holds, directly and indirectly, an interest of more than 10% in the Company, $106,776 in interest during the year (2000 – $6,414).

14 Subsequent events

On February 11, 2002, the Company and SGV entered into a Debt Settlement Agreement whereby SGV settled a debt owed to the Company in the amount of $831,630, including a loan, accrued interest and a portion of advances, by delivering 10,770,377 common shares of KWG.

On February 13, 2002, $250,000 of debentures were converted into 1,250,000 common shares of the Company.

(in Canadian dollars)

15 Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the year ended December 31, 2001.

SCHEDULE "F"

Fairness Opinion, prepared by Haywood Securities Inc., dated April 19, 2002.

CAPITAL MARKETS
HAYWOOD
SECURITIES INC.

April 19, 2002

The Boards of Directors of:

Diagem International Resource Corp.
Suite 700-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

-and-

Emerging Africa Gold (EAG) Inc.
630, boul. René-Lévesque Ouest
Bureau 2855
Montréal, Québec
H3B 1S6

Dear Sirs:

You have requested the opinion (the "Opinion") of Haywood Securities Inc. ("Haywood") with respect to the fairness of the proposed amalgamation (the "Amalgamation") of Diagem Resource (Quebec) Inc. ("Diagem Quebec"), a wholly owned subsidiary of Diagem International Resource Corp. ("Diagem") and Emerging Africa Gold (EAG) Inc. ("EAG") (Diagem and EAG collectively referred to as the "Companies") pursuant to which each common share of EAG will be exchanged for one common share of Diagem. The terms and conditions of and other matters relating to the Amalgamation are set out in the information circular of Diagem dated April 19, 2002, and the information circular of EAG dated April 19, 2002 (the "Circulars").

The Opinion is provided pursuant to our engagement by the boards of directors of Diagem and EAG (the "Boards") to provide to the Boards our Opinion as to the fairness of the Amalgamation from a financial point of view to the shareholders of Diagem and EAG.

We understand that the Amalgamation is not subject to the formal valuation requirements under Rule 61-501 of the Ontario Securities Commission and applicable policies of certain other securities regulatory authorities. Accordingly, we have not been engaged to provide a formal valuation of the Companies or their principal assets or of the common shares of the Companies, and this Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances. We have had access to the senior management groups of the Companies and were not, to the best of our knowledge, denied any type of information or access that we requested.

Head Office – Vancouver
Commerce Place, 400 Burrard Street
Suite 1100
Vancouver, BC V6C 3A6
Phone (604) 643-1100
Facsimile (604) 643-1199
Toll-Free (800) 663-9499

Calgary
808 First Street SW, Suite 301
Calgary, AB T2P 1M9
Phone (403) 509-1900
Facsimile (403) 509-1999
Toll-Free (877) 604-0044

Toronto
BCE Place, 181 Bay Street
Suite 800, PO Box 808
Toronto, ON M5J 2T3
Phone (416) 507-2300
Facsimile (416) 507-2399
Toll-Free (800) 865-2316

Credentials of Haywood Securities Inc.

Haywood is one of Canada's leading independent investment banking firms with operations in corporate finance, equity sales and trading, and investment research. Haywood is owned by its employees and its head office is located in Vancouver, Canada with additional Canadian offices in Toronto and Calgary. Haywood provides services to companies in the mining industry directly through investment banking professionals based in its Vancouver and Toronto offices and through its mining research analysts. Haywood has participated in a significant number of transactions involving mining companies and its investment banking professionals have extensive experience in preparing valuations and fairness opinions.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(i) the Circulars dated April 19, 2002;
(ii) Annual Reports to shareholders of Diagem and audited consolidated financial statements for the years ended June 30 1999, 2000, 2001;
(iii) Annual Reports to shareholders of EAG and audited financial statements for the years ended June 30 1999 and 2000, for the six month period ended December 31 2000, and the year ended December 31 2001;
(iv) the interim unaudited consolidated financial statements of Diagem for the three month period ended September 30 2001 and the unaudited consolidated financial statements for the six month period ending December 31 2001;
(v) the letter agreement between Diagem and EAG dated August 21, 2001 concerning the Amalgamation;
(vi) various internal information of Diagem and EAG, including geological information, joint venture and option agreements, operational data, and budgets;
(vii) a report titled "Super Deep Diamonds From the Juina Area, Mato Grosso State, Brazil" prepared for Diagem by F.V. Kaminsky et al. and dated February 2001;
(viii) a report titled "Report on the Diamondiferous Alluvial Operations at Sao Luis, River, Juina, Mato Grosso" prepared for Diagem by W.G. Johns and dated September 1997;
(ix) a report titled "Mineralogical Characteristics of Panned Samples from the Juina Area, Mato Grosso, Brazil" prepared for Diagem by F.V. Kaminsky et al. and dated May 2000;
(x) a report titled "Preliminary Study of the Chapada Property, Juina District, Mato Grosso, Brazil" prepared for Diagem by K.M Barron and dated June 1997;
(xi) a report titled "Study of Diamonds from the Juina Area, Mato Grosso, Brazil" prepared for Diagem by F.V. Kaminsky et. al. and dated May 1999;
(xii) a report titled "Report on the Juina Alluvial Diamond Project, Mato Grosso Brazil" prepared for Diagem by J.H. Montgomery and dated January 1999;
(xiii) a report titled "Geological Report and Summary of Field Examination: Exploration Licence DNPM 866.787/85 in the Juina District of Mato Grosso, Brazil" prepared for EAG by David A. Bending and dated December 20, 2001;
(xiv) a report titled "Qualifying Report, Spider #1 and #3 Projects (James Bay Joint Venture), Spider Resources Inc." dated January 17, 1997 and prepared for Spider Resources Inc. by Roger D. Thomas, MSc., P.Eng.;

(xv) a report titled "Qualifying Report, Spider #1 and #3 Projects (James Bay Joint Venture), Spider Resources Inc." dated November 20, 1997 and prepared for Spider Resources Inc. by Roger D. Thomas, MSc., P.Eng.;

(xvi) a report titled "Qualifying Report, Wawa Project, Spider Resources Inc." dated November 18, 1997 and prepared for Spider Resources Inc. by Roger D. Thomas, MSc., P.Eng.;

(xvii) internal technical reports and discussions with geologists employed by Diagem and EAG with respect to the technical data from the Companies' properties;

(xviii) discussions with senior management of Diagem and EAG with respect to current exploration operations, financial condition and future prospects of the Companies;

(xix) publicly available information relating to the business, operations, financial performance and stock trading history of Diagem, EAG and other selected public companies;

(xx) information with respect to other transactions of a comparable nature considered by Haywood to be relevant in the circumstances;

(xxi) representations contained in certificates addressed to us dated the date hereof from a director of Diagem and a director of EAG; and

(xxii) such other information, investigations and analyses as we considered necessary or appropriate in the circumstance.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of, all information, data, advice, opinions and representations obtained by us from public sources or provided to us by the Companies or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of each of Diagem and EAG have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, advice, opinions and other materials (the "Information") provided to us by or on behalf of such company is accurate, complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition of Diagem and EAG, or in its assets, liabilities (contingent or otherwise), business operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

This Opinion is rendered as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof. In our analysis and in connection with the preparation of the Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Amalgamation. The Opinion contained herein is only given as of the date hereof and we undertake no responsibility for advising of a change in our opinion for any changes in fact which may occur after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Haywood reserves the right to change, modify, or withdraw the Opinion.

In preparing the Opinion, Haywood has made several assumptions, including that all of the conditions required to implement the Amalgamation will be met and that the disclosure provided in the Circulars is accurate in all material respects.

We considered the Amalgamation from the perspective of both Diagem and EAG shareholders generally and did not consider the specific circumstances, particularly with respect to income tax consequences, of any particular Diagem or EAG shareholder.

Methodology

In arriving at its Opinion, Haywood utilized a combination of valuation methods in accordance with industry standards and with the draft standards and guidelines for valuation of mineral properties as proposed by the special committee of the Canadian Institute of Mining, Metallurgy and Petroleum on valuation of Mineral Properties (CIMVAL). In its review of the Amalgamation, Haywood considered the net asset value ("NAV") approach, the valuation of comparable companies and properties, and the market valuations of the Companies. In the NAV calculation, each asset was considered separately and valued using book value for financial assets such as working capital and a combination of the cost approach and market comparables method for properties and other assets. The NAV approach was considered the most appropriate in this case and was therefore given the highest weighting in Haywood's evaluation. The valuation of comparable companies approach and the market valuation of Diagem and EAG were also considered but given a lower weighting in the determination of the Opinion.

Opinion

This Opinion is for the benefit and use by members of the Boards in connection with their consideration of the Amalgamation and does not constitute a recommendation to any holder of common shares of Diagem or EAG as to how such shareholder should respond to the Amalgamation. This opinion may not be published or otherwise used without our prior written consent, other than as provided for in the engagement agreement, dated November 23, 2001, between Diagem, EAG and Haywood.

Based upon and subject to the foregoing, Haywood is of the opinion that, as of the date hereof, the Amalgamation is fair from a financial point of view of the shareholders of the Companies.

Very truly yours,

Haywood Securities Inc.

HAYWOOD SECURITIES INC.

CAPITAL MARKETS
HAYWOOD
SECURITIES INC.

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

EMERGING AFRICA GOLD (EAG) INC.

THIS PROXY IS SOLICITED BY THE MANAGEMENT AND THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL AND SPECIAL MEETING OF ITS SHAREHOLDERS AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR.

The undersigned, shareholder of **EMERGING AFRICA GOLD (EAG) INC.** (the "Company"), hereby appoints Mr. Mousseau Tremblay, President and Chief Executive Officer, or in lieu of the foregoing, Mrs. Luce L. Saint-Pierre, Secretary, or, instead of either of them (see Note 2) ______________________________ as the nominee of the undersigned to attend and act for the undersigned and on behalf of the undersigned as follows at the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on Friday, May 24, 2002, at 10:00 a.m., 630 West René-Lévesque Blvd., 16th Floor, St. Laurent Room, Montreal, Québec, and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or such adjournment or adjournments thereof upon the following matters:

(a) **TO VOTE FOR** ✍ or **REFRAIN FROM VOTING** ✍ on the election of directors;

(b) **TO VOTE FOR** ✍ or **REFRAIN FROM VOTING** ✍ on the reappointment of Pricewaterhouse Coopers LLP, as auditors of the Company and the authorization to the directors to fix their remuneration;

(c) **TO VOTE FOR** ✍ or **AGAINST** ✍ the resolution confirming By-Law number 2 in respect of the amalgamation of the Company and Diagem Resource (Quebec) Inc., a wholly-owned subsidiary of Diagem International Resource Corp.; and

(d) **TO VOTE** according to the best judgment of the proxy with regard to any other matters properly submitted to the Meeting or any adjournments.

By these presents, the undersigned acknowledges receipt of the Notice of Annual and Special Meeting and the Management Information Circular accompanying it, revokes any proxy previously given and ratifies the actions achieved by the proxy by virtue of the presents.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments thereof or if any other matters properly come before the Meeting or any adjournments thereof, this proxy confers discretionary authority to vote on such amendments or variations on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments thereof.

DATED this _____ day of ____________________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

Notes:

1. This form of proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder appointing a proxy is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. **A shareholder has the right to appoint a person (who need not be a shareholder), other than the persons designated in the enclosed form of proxy, to attend and act for him and on his behalf at the Meeting or any adjournments thereof. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the registered office of the Company or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting (exclusive of Saturdays, Sundays and holidays) or any adjournments thereof.**

3. **The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for where a choice is specified. Where no choice is specified, the shares shall be voted FOR the matters referred to.**

4. Proxies to be used at the Meeting or any adjournments thereof must be received at the registered office of the Company or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6. This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy in the envelope provided for that purpose to:

Computershare Trust Company of Canada
Place Montreal Trust
1800 McGill College Avenue
Montreal, Québec
H3A 3K9